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As filed with the Securities and Exchange Commission on October 5, 2001

Registration No. 333-67854

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-2
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

FIRST MARINER BANCORP
(Exact name of issuer as specified in its charter)

Maryland	52-1834860
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1801 South Clinton Street, Baltimore, MD 21224, (410) 342-2600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Eugene A. Friedman
1801 South Clinton Street, Baltimore, MD 21224, (410) 342-2600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Abba David Poliakoff, Esquire Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC 233 East Redwood Street Baltimore, Maryland 21202 (410) 576-4067	Elizabeth R. Hughes, Esquire Venable, Baetjer and Howard, LLP Two Hopkins Plaza, Suite 1800 Baltimore, Maryland 21201 (410) 244-7608

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

   If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commissioner, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated October 5, 2001.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not seeking an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

FIRST MARINER BANCORP
1,500,000 Shares of Common Stock

    We are selling 1,500,000 shares of our common stock, par value $0.05 per share.

    Our common stock is currently quoted and traded on The Nasdaq National Market under the symbol "FMAR." On October 2, 2001, the last sale price of the common stock as reported on The Nasdaq National Market was $7.65 per share.

    Investing in our common stock involves risks. You should not purchase our common stock unless you can afford to lose your entire investment. See "Risk Factors" beginning on page 6 for certain information that should be considered by prospective stockholders.

    The common stock does not represent a deposit account or other obligation of our banking subsidiary. The common stock is not and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public	Underwriting Discount	Proceeds to Company
Per Share	$	$	$
Total	$	$	$

    The underwriters are underwriting our shares on a firm commitment basis. We have granted the underwriters an option to purchase up to 225,000 additional shares of common stock to cover over-allotments.

    It is expected that delivery of the shares will be made to investors on or about            , 2001.

Ferris, Baker Watts Incorporated	Advest, Inc.

The date of this Prospectus is      , 2001

Graphic of map to be inserted here. This graphic will consist of a map of Maryland, as well as a magnification of the Baltimore region, showing the locations of the Company and of the Bank's branches.

SUMMARY

    This summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated in this prospectus by reference. As this is a summary, it may not contain all information that is important to you.

    As used in this prospectus, the terms "we," "us," "our," "First Mariner," and "Company" mean First Mariner Bancorp and its subsidiaries (unless the context indicates another meaning), the term "Bank" means First Mariner Bank and its subsidiaries (unless the context indicates another meaning), and the term "common stock" means our common stock, par value $0.05 per share. Unless otherwise indicated, all information in this prospectus gives effect to a 10% common stock dividend effected in June, 1998.

Our Company

    We are a bank holding company whose business is conducted primarily through our wholly-owned subsidiary, First Mariner Bank, and its wholly-owned subsidiary, First Mariner Mortgage Corporation ("FMMC"). The Bank, which was formed in 1995 through the mergers of several local community banks, serves central Maryland and portions of Maryland's Eastern Shore; FMMC, formed in 1995, also serves portions of Virginia. Both the Bank and FMMC are headquartered in Baltimore City.

    The Bank, whose deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"), is an independent community bank engaged in the general commercial banking business, with particular attention and emphasis on the needs of individuals and small to mid-sized businesses. We deliver a wide range of financial products and services that are offered by many of our larger competitors. Our products and services include traditional deposit products, a variety of consumer and commercial loans, residential and commercial mortgage and construction loans, money transfer services, non-deposit investment products, and Internet banking and similar services. Most importantly, we provide our customers with access to local Bank officers who are empowered to act with flexibility to meet customers' needs in an effort to foster and develop long-term loan and deposit relationships. We conduct our residential lending operations through FMMC.

    Since our formation in 1995, we have focused on growing our operational and retail distribution infrastructure to create a platform through which we can generate assets and deposits. At its inception, the Bank had 20 employees, four full service branches and two Automated Teller Machines ("ATMs") in the Baltimore region, with total assets of $35.2 million, loans of $20.4 million, and deposits of $24.6 million. Since that time, we have grown assets at an average compound annual growth rate of 65%. At June 30, 2001, the Bank had 321 employees, 25 full service branches, and 31 ATMs, with total assets of $714.7 million, loans of $449.3 million, and deposits of $505.8 million. FMMC began operations with three employees and one office in Baltimore City. At June 30, 2001, FMMC had 146 employees and 13 offices, and it originated $388.9 million in first mortgage and residential construction loans during the six months ended June 30, 2001. For the six-month period ended June 30, 2001, our net income was $813,000, compared to $240,000, $443,000 and $305,000 for the same periods in 2000, 1999 and 1998, respectively.

    Our executive offices are located at 1801 South Clinton Street, Baltimore, Maryland 21224, and our telephone number is (410) 342-2600.

Business Strategy

    Our initial strategy involved building a network of traditional branches and ATMs to capture market share and build a community franchise for our stockholders, customers and employees. We are now focusing on growing our assets and earnings by capitalizing on the broad network of Bank branches, mortgage offices, and ATMs that we established during our infrastructure expansion phase. We believe our current strategy to grow assets and increase profitability will not require substantial expansion of our existing infrastructure.

    To continue asset growth and profitability, our marketing strategy is targeted to:

  •
  Capitalize on our personal relationship approach that we believe differentiates us from our larger competitors;

  •
  Provide customers with access to our local executives who make key credit and other decisions;

  •
  Pursue commercial lending opportunities with small to mid-sized businesses that are underserved by our larger competitors;

  •
  Develop innovative financial products and services to generate additional sources of revenue;

  •
  Cross-sell our products and services to our existing customers to leverage our relationships and enhance profitability;

  •
  Review branch performance from time to time to evaluate possible consolidations that may increase our efficiency; and

  •
  Adhere to our rigorous credit standards to maintain the continued quality of assets as we implement our growth strategy.

The Offering

Common Stock Offered	1,500,000 shares (1)
Common Stock to be Outstanding After the Offering	5,135,355 shares (1) (2)
Use of Proceeds	We intend to use the proceeds from this offering primarily to strengthen our capital and for corporate and working capital purposes.
Nasdaq National Market Symbol	FMAR

(1)
This number does not include 225,000 shares that the underwriters have the option to purchase to cover over-allotments.

(2)
The number of shares of common stock to be outstanding after the offering does not include 1,233,246 shares of common stock subject to outstanding warrants and options and 41,785 shares of common stock reserved for issuance under our employee stock purchase plan.

Summary Consolidated Financial Data

	At and For the Six Months Ended June 30,		At and For the Year Ended December 31,
(dollars in thousands, except per share data)	2001	2000	2000	1999	1998
	(unaudited)
Operating Data:
Interest income	$26,696	$23,919	$51,378	$40,473	$26,321
Interest expense	14,780	14,052	30,540	22,822	14,299

Net interest income	11,916	9,867	20,838	17,651	12,022
Provision for loan losses	750	380	1,105	785	1,212
Noninterest income	5,182	3,970	9,105	7,264	5,595
Noninterest expenses	15,062	13,067	27,798	22,743	16,245

Income before income taxes	1,286	390	1,040	1,387	160
Income tax provision	473	150	400	510	(963)

Net income	$813	$240	$640	$877	$1,123

Financial Condition Data:
Total assets	$714,700	$670,993	$677,449	$616,072	$497,487
Total loans	449,305	382,765	429,998	329,528	242,725
Loans held for sale	78,561	41,155	35,821	26,299	21,321
Total deposits	505,837	433,990	476,882	368,751	262,311
Total borrowings	173,474	211,332	169,015	208,374	202,614
Total stockholders' equity	30,085	21,777	27,849	21,863	28,488
Per Share Data:
Net income-basic (1)	$0.22	$0.08	$0.20	$0.28	$0.36
Book value	$8.29	$6.83	$7.71	$6.90	$9.00
Shares of common stock outstanding	3,628,058	3,175,947	3,610,808	3,166,813	3,166,813
Performance Ratios (2):
Return on average assets	0.24%	0.08%	0.10%	0.16%	0.32%
Return on average stockholders' equity	5.64%	2.24%	2.85%	3.30%	4.07%
Net interest margin	3.63%	3.28%	3.39%	3.38%	3.68%
Dividend payout ratio	—	26.43%	9.89%	21.66%	—
Capital Ratios:
Tier 1 capital ratio	8.36%	9.38%	8.98%	10.48%	13.54%
Total capital ratio	11.46%	13.14%	12.33%	14.64%	18.89%
Tier 1 leverage ratio	5.99%	5.98%	6.04%	6.37%	8.06%
Asset Quality Ratios:
Allowance for loan losses:
Loans	1.10%	0.97%	1.01%	1.01%	1.10%
Non-accruing loans	191.86%	91.91%	136.85%	78.55%	176.05%
Net charge-offs to average total loans (2)	0.07%	0.00%	0.02%	0.05%	0.08%
Non-performing assets to total assets	0.74%	0.85%	1.00%	0.90%	0.63%

(1)
Based on the weighted average number of shares outstanding during the period.

(2)
Annualized for the six months ended June 30, 2001 and 2000.

RISK FACTORS

    Before purchasing any of the shares of common stock being offered, prospective investors should carefully consider the following factors in addition to the other information contained in this prospectus or incorporated herein by reference.

Our Future Depends on the Successful Growth of the Bank and FMMC

    Our primary business activity for the foreseeable future will be to act as the holding company of the Bank. Therefore, our future profitability will depend on the success and growth of the Bank and FMMC. Our growth will depend in large part on our ability to leverage our existing infrastructure. The inability of the Bank to expand its business without substantially increasing the number of branches, or the inability of FMMC to grow its residential mortgage business, may prevent us from realizing our growth objectives.

A Significant Amount of Our Business is Concentrated in Real Estate Lending, and Most of this Lending Involves Maryland Real Estate

    Approximately 35% of our loans are commercial and consumer real estate development and construction loans, which are secured by the real estate being developed in each case. In addition to the risk that the market values of the real estate securing these loans may deteriorate, these loans are also subject to the development risks that the projects will not be completed in a timely manner or according to original specifications. Real estate development and construction projects that are not completed in a timely manner or according to original specifications are generally less marketable than projects that are fully developed, and the loans underlying such projects may be subject to greater losses in the event that the real estate collateral becomes the source of repayment.

    In addition to the financial strength and cash flow characteristics of the borrower in each case, the Bank often secures its loans with real estate collateral. At June 30, 2001, approximately 80% of the Bank's loans have real estate as a primary, secondary or tertiary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan during a period of reduced real estate values to satisfy the debt, our earnings and capital could be adversely affected.

    Additionally, because most of our loans are concentrated in Maryland, a decline in local economic conditions could adversely affect the values of real estate in Maryland. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse. See "Management's Discussion and Analysis of Financial Condition and Results of Operations, Years Ended December 31, 2000, 1999 and 1998—Composition of Loan Portfolio" and "Business."

Mortgage Banking Activities Generate a Significant Portion of Our Noninterest Income

    A significant portion of our business involves making residential mortgage loans through FMMC, which accounted for approximately 33% of our noninterest income for the six-month period ended June 30, 2001. Real estate loan origination activity, including refinancings, generally is greater during periods of low or declining interest rates and favorable economic conditions and has been favorably affected by relatively lower market interest rates during the past six months. There is no assurance that such favorable conditions will continue; any adverse change in market conditions could have an adverse impact on our earnings. Moreover, most of our residential mortgage loans are secured by Maryland real estate; therefore, a decline in local economic conditions could also adversely impact our earnings.

The Bank May Experience Loan Losses in Excess of its Allowance

    The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectability is considered questionable. If management's assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, or if the bank regulatory authorities require the Bank to increase the allowance for loan losses as a part of their examination process, the Bank's earnings and capital could be significantly and adversely affected.

    As of June 30, 2001, the allowance for loan losses was approximately $4.9 million, which represented 1.10% of outstanding loans, net of unearned income. At such date, we had non-accruing loans totaling $2.6 million. The Bank actively manages its non-accruing loans in an effort to minimize credit losses. Although management believes that its allowance for loan losses is adequate, there can be no assurance that the allowance will prove sufficient to cover future loan losses. Further, although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Bank's non-performing or performing loans. Material additions to the Bank's allowance for loan losses would result in a decrease in the Bank's net income and capital, and could have a material adverse effect on us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations, Years Ended December 31, 2000, 1999 and 1998—Loan Quality."

Some of Our Assets are Classified as Non-Performing Assets that May Lose Further Value

    The Bank has non-performing assets, which include non-accruing loans and property (including real estate) on which the Bank has foreclosed because of the borrower's default. Although we have written down the values of these non-performing assets to their estimated fair market values, there is a possibility that the Bank's earnings could be further reduced in the event that the eventual values of these non-performing assets are or become less than the values that we have assigned.

We are Operating Under Memoranda of Understanding with Our Regulators

    The Bank is operating under a memorandum of understanding with the FDIC and the Maryland Commissioner of Financial Regulation ("Maryland Commissioner") that generally directs the Bank's board of directors to analyze and review our growth strategy and access to capital, including their impact on the Bank's earnings, to improve our operating performance and internal controls, and to monitor transactions with affiliates. Additionally, the Company is operating under a memorandum of understanding with the Federal Reserve Bank of Richmond ("FRBR") in which our board of directors agrees not to incur additional debt at the parent level without prior FRBR approval, to ensure that our dividend policy complies with the November 14, 1985 policy statement issued by the Board of Governors of the Federal Reserve System ("FRB") regarding the payment of dividends that is applicable to all bank holding companies, to conserve cash, to monitor transactions with affiliates, to reduce interest rate risk, and to develop a capital plan. These memoranda ("Revised Memoranda") replace the more comprehensive memoranda of understanding that we entered into with these regulators during the last fiscal year. See "Regulation and Supervision—Memoranda of Understanding" and "Risk Factors—Our Ability to Pay Cash Dividends is Limited." Our failure to comply with the

Revised Memoranda may result in regulatory actions, including, but not limited to, the imposition of written agreements, cease and desist orders, or the takeover of the Bank or the Company by regulators.

Interest Rates and Other Economic Conditions Will Impact Our Results of Operation

    Results of operations for financial institutions, including us, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. Our profitability is in part a function of the spread between the interest rates earned on assets and the interest rates paid on deposits and other interest-bearing liabilities (i.e., net interest income), including advances from the Federal Home Loan Bank of Atlanta (the "FHLB"). Interest rate risk arises from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time period is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a given time period is considered liability-sensitive and is reflected as negative gap. An asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. We have attempted to structure our asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates. At June 30, 2001, we had a one-year cumulative negative gap of $7.0 million or 1% of total assets.

The Market Value of Our Investments Could Decline

    Our entire investment securities portfolio as of June 30, 2001 has been designated as available-for-sale pursuant to Statement of Financial Accounting Standards No. 115 ("SFAS 115") relating to accounting for investments. SFAS 115 requires that unrealized gains and losses in the estimated value of the available-for-sale portfolio be "marked to market" and reflected as a separate item in stockholders' equity (net of tax) as accumulated other comprehensive income. At June 30, 2001, we maintained $126.9 million or 18% of our total assets in securities available-for-sale.

    Furthermore, sales of such securities in the past have been one of the sources of our net income. In fiscal year 2000 and the six months ended June 30, 2001, income from such sales totaled $359,000 and $14,000, respectively. There can be no assurance that future market performance of our investment portfolio will continue to enable us to realize income from sales of securities. Stockholders' equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. There can be no assurance that the market value of our investment portfolio will not decline, causing a corresponding decline in stockholders' equity.

    Management believes that several factors will affect the market values of our investment portfolio. These include, but are not limited to, changes in interest rates or expectations of changes, the degree of volatility in the securities markets, inflation rates or expectations of inflation and the slope of the interest rate yield curve (the yield curve refers to the differences between shorter-term and longer-term interest rates; a positively sloped yield curve means shorter-term rates are lower than longer-term rates). Additionally, we own trust preferred securities issued by other financial institutions that have an amortized cost of $22.7 million and that were carried at an estimated fair value of $20.5 million at June 30, 2001. Our return on these securities could be limited by a number of factors, including, but not limited to, the institutions' default on, or deferral of, their obligations to make the required distributions under these securities. Further, the values of these securities may be adversely affected by the deterioration of the financial conditions of these financial institutions. Also, the passage of time will affect the market values of our investment securities, in that the closer they are to maturing, the closer the market price should be to par value. These and other factors may impact specific categories of the portfolio differently, and we cannot predict the effect these factors may have on any specific category.

Our Ability to Pay Cash Dividends is Limited

    Holders of shares of our common stock are entitled to dividends if, when, and as declared by our board of directors out of funds legally available for that purpose. Although the board of directors has declared cash dividends in the past, it has discontinued such payments to conserve cash and capital resources and does not intend to declare cash dividends until current earnings are sufficient to generate adequate internal capital to support growth. Our current ability to pay dividends is largely dependent upon the receipt of dividends from the Bank. Federal and state laws impose restrictions on the ability of the Bank to pay dividends. Additional restrictions are placed upon us by the policies of federal regulators, including the FRB's November 14, 1985 policy statement, which provides that bank holding companies should pay dividends only out of the past year's net income, and then only if their prospective rate of earnings retention appears consistent with their capital needs, asset quality, and overall financial condition.

    Our ability to pay dividends is further subject to our ability to make payments of interest under our 8.3% junior subordinated debentures due 2028 held by our statutory trust subsidiary, Mariner Capital Trust ("MCT"). These payments are necessary to fund the distributions that MCT must pay to holders of its trust preferred securities ("Mariner Trust Preferred Securities"). If we are unable to make such payments, if we determine to defer such payments, or if we default under our other obligations in connection with the Mariner Trust Preferred Securities, we will not be permitted to pay dividends to holders of our common stock until such time as we recommence making payments or are not otherwise in default.

    In general, future dividend policy is subject to the discretion of the board of directors and will depend upon a number of factors, including the future earnings, capital requirements, regulatory constraints, and our financial condition as well as that of the Bank. See "Dividend Policy" and "Supervision and Regulation—Limits on Dividends and Other Payments."

Our Management Controls a Significant Percentage of Our Stock

    At October 2, 2001, our directors and executive officers beneficially owned 1,037,296 shares of our common stock. Assuming that our directors and executive officers do not purchase any shares offered in this offering, they will own approximately 20.2% of our common stock to be outstanding after this offering. In addition, these persons held options and warrants to purchase an aggregate of 748,805 shares of our common stock at October 2, 2001. Edwin F. Hale, Sr., who is our Chairman, Chief Executive Officer, and largest stockholder, beneficially owns 593,426 shares of common stock outstanding as of October 2, 2001. Assuming that Mr. Hale does not purchase any shares to be offered in this offering, he will beneficially own approximately 11.6% of our common stock to be outstanding after this offering. Mr. Hale also holds options and warrants to purchase 600,839 shares of our common stock. We expect that at least some of our directors and executive officers will purchase shares of the common stock to be offered in this offering. Because of the large percentage of stock held by our directors and executive officers, these persons could influence the outcome of any matter submitted to a vote of our stockholders.

Our Stock is Not Heavily Traded

    The average daily trading volume of our shares on The Nasdaq National Market for the 12 months ended October 2, 2001 was approximately 6,733 shares. Thus, our common stock is thinly traded. Thinly traded stock can be more volatile than stock trading in an active public market. Factors such as our financial results, the introduction of new products and services by us or our competitors, and various factors affecting the banking industry generally may have a significant impact on the market price of our common stock. We cannot predict the extent to which an active public market for our common stock will develop or be sustained after this offering. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to their operating performance. Therefore, our stockholders may not be able to sell their shares at the volumes, prices, or times that they desire.

Our Stock is Not Insured

    Investments in the shares of our common stock are not deposits and are not insured against loss by the government.

We Operate in a Competitive Market

    We operate in a competitive environment, competing for deposits and loans with commercial banks, thrift and other financial entities. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market and mutual funds and other investment alternatives. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. Many of the financial intermediaries operating in our market area offer certain services, such as trust, investment and international banking services, which we do not offer. In addition, banks with a larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the needs of larger customers. Finally, our continued growth and profitability will depend upon our ability to attract and retain skilled managerial, marketing and technical personnel. Competition for qualified personnel in the banking industry is intense, and there can be no assurance that we will be successful in attracting and retaining such personnel.

Our Industry is Heavily Regulated; Significant Regulatory Changes Could Adversely Affect Our Operations

    Our operations and those of the Bank are and will be affected by current and future legislation and by the policies established from time to time by various federal and state regulatory authorities. The Bank is subject to supervision and periodic examination by the FDIC and the Maryland Commissioner. We are subject to supervision by the FRB. Banking regulations, designed primarily for the safety of depositors, may limit a financial institution's growth and the return to its investors by restricting such activities as the payment of dividends, mergers with or acquisitions by other institutions, investments, loans and interest rates, interest rates paid on deposits, expansion of branch offices, and the offering of securities or trust services. The Bank is also subject to capitalization guidelines established by federal law and could be subject to enforcement actions to the extent that the Bank is found by regulatory examiners to be undercapitalized. It is not possible to predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on our future business and earnings prospects, as well as those of the Bank. We also cannot predict the nature or the extent of the effect on our business and earnings of future fiscal or monetary policies, economic controls, or new federal or state legislation. Further, the cost of compliance with regulatory requirements may adversely affect our ability to operate profitably. See "Supervision and Regulation."

We May be Adversely Affected by Recent Legislation

    The federal Gramm-Leach-Bliley Act ("GLBA") was signed into law on November 12, 1999. Among other things, GLBA repeals restrictions on banks affiliating with securities firms. It also permits bank holding companies that become financial holding companies to engage in additional financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities that are currently not permitted for bank holding companies. GLBA may have the result of increasing the competition we face from larger banks and other companies. Moreover, although we may do so in the future, we have not elected to become a financial holding company, so our activities may be more limited than those of institutions with which we compete that are financial holding companies. It is not possible to predict the full effect that GLBA will have on us.

    In addition, recent changes in other federal banking laws facilitate interstate branching and merger activity among banks. Such changes may result in an even greater degree of competition in the banking industry and we may be brought into competition with institutions with which we do not presently compete. From time to time other changes are proposed to laws affecting the banking industry, and these changes could have a material effect on our business and prospects. Our future profitability may be adversely affected by increased competition resulting from this legislation. See "Business—Competition" and "Supervision and Regulation—Interstate Banking Legislation."

We May be Unable to Keep Pace with Developments in Technology

    We use various technologies in our business, including telecommunication, data processing, computers, automation, internet-based banking, and debit cards. Technology changes rapidly. Our ability to compete successfully with other banks and non-banks may depend on whether we can exploit technological changes. We may not be able to exploit technological changes, and any investment we do make may not make us more profitable.

Contracts With Our Executive Officers May Discourage a Takeover or Adversely Affect Our Takeover Value

    The compensation committee of our board of directors recently recommended that we enter into change in control agreements with 11 of our officers. These agreements would provide for a payment to each officer of a multiple (ranging from 1 to 2.99) of his or her salary and bonus upon the occurrence of either a change in control that results in the loss of employment or a significant change in his or her employment. Thus, we may be required to make significant payments in the event that the rights under these agreements are triggered by a change in control. As a result, these contracts may discourage a takeover or adversely affect the consideration payable to stockholders in the event of a takeover.

Our Articles of Incorporation and Bylaws May Discourage a Corporate Takeover

    Our Amended and Restated Articles of Incorporation ("Articles") and Bylaws contain certain provisions designed to enhance the ability of the board of directors to deal with attempts to acquire control of the Company. These provisions provide for the classification of our board of directors into three classes; directors of each class serve for staggered three year periods. The Articles also provide for supermajority voting provisions for the approval of certain business combinations. Although these provisions do not preclude a takeover, they may have the effect of discouraging a future takeover attempt which would not be approved by our board of directors, but pursuant to which stockholders might receive a substantial premium for their shares over then-current market prices. As a result, stockholders who might desire to participate in such a transaction might not have the opportunity to do so. Such provisions will also render the removal of our board of directors and of management more difficult and, therefore, may serve to perpetuate current management. Further, such provisions could potentially adversely affect the market price of the common stock. See "Description of Securities—Supermajority Voting Requirements; Anti-Takeover Measures," "—Business Combinations," and "—Control Share Acquisitions."

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

    Some discussions in this prospectus may contain forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. We caution you to be aware of the speculative nature of "forward-looking statements." Statements that are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions, are intended to identify forward-looking statements. Although these statements reflect our good faith belief based on current expectations, estimates and projections about (among other things) the industry and the markets in which we operate, they are not guarantees of future performance. Whether actual results will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties, including the risks and uncertainties discussed in this prospectus; general economic, market, or business conditions; changes in interest rates, deposit flow, the cost of funds, and demand for loan products and financial services; changes in our competitive position; changes in the quality or composition of loan and investment portfolios; our ability to manage growth; the opportunities that may be presented to and pursued by us; competitive actions by other companies; changes in laws or regulations; changes in the policies of federal or state regulators and agencies; and other circumstances, many of which are beyond our control. Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by applicable laws, we do not intend to publish updates or revisions of any forward-looking statements we make to reflect new information, future events or otherwise.

USE OF PROCEEDS

    The net proceeds to us from the sale of 1,500,000 shares of common stock offered by us in this offering (after deducting the underwriting discount and commissions and estimated expenses of the offering) are estimated to be approximately $10,519,000 ($12,145,000 if the underwriters' over-allotment option is exercised in full), based upon an estimated offering price of $7.65 per share, the closing price on October 2, 2001. We intend to use the proceeds from this offering primarily to strengthen our capital and for corporate and working capital purposes.

    The foregoing represents our anticipated use of the net proceeds of this offering based upon the current status of our business operations, our current plans and current economic conditions. A change in the use of proceeds or timing of such use will be at our discretion. Pending their longer-term use, the net proceeds from this offering are expected to be invested in short-term, investment-grade interest-bearing securities.

CAPITALIZATION

    The following table sets forth our capitalization at June 30, 2001 and as adjusted to give effect to the sale of 1,500,000 shares of common stock offered in this offering, less the underwriting discount and commissions and estimated expenses, assuming an offering price of $7.65 per share, the closing price on October 2, 2001. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included in this prospectus.

	June 30, 2001 (1)
(dollars in thousands, except per share data)	Actual	As Adjusted (2)
Long-term debt:
Mariner Trust Preferred Securities	$21,450	$21,450

Stockholders' equity:
Common stock, $0.05 par value; 20,000,000 shares authorized; 3,628,058 shares outstanding; 5,128,058 shares outstanding as adjusted	181	256
Additional paid-in capital	36,195	46,639
Accumulated deficit	(4,439)	(4,439)
Accumulated other comprehensive loss	(1,852)	(1,852)

Total stockholders' equity	30,085	40,604

Total capitalization	$51,535	$62,054

Book value per share (3)	$8.29	$7.92
Capital ratios (4):
Tier 1 leverage ratio	5.99%	8.08%
Tier 1 capital to risk-weighted assets	8.36%	11.03%
Total capital to risk-weighted assets	11.46%	13.25%

(1)
This table excludes approximately 372,870 shares of common stock issuable upon exercise of outstanding options, at an average exercise price of $7.75 per share, and 860,376 shares issuable upon exercise of outstanding warrants, at an exercise price of $9.09 per share.

(2)
If the underwriters' over-allotment option is exercised in full, common stock, additional paid-in capital and total stockholders' equity would be $268,000, $48,254,000 and $42,231,000, respectively.

(3)
Actual book value per share equals total stockholders' equity of $30,085,000, divided by 3,628,058 shares issued and outstanding. Book value per share as adjusted equals total stockholders' equity of $40,603,000 (assuming net proceeds of this offering of $10,519,000), divided by 5,128,058 shares (assuming issuance and sale of 1,500,000 shares).

(4)
These ratios are explained in "Management's Discussion and Analysis of Financial Condition and Results of Operation—Capital Resources" and "Regulation and Supervision—Capital Resources."

MARKET FOR COMMON STOCK

    Our common stock trades on The Nasdaq National Market under the symbol "FMAR." The table below sets forth for the periods indicated the low and high bid prices of our common stock as reported by The Nasdaq National Market. These over-the-counter market quotations reflect inter-dealer prices and do not include retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	Low	High
2001 Quarter Ended:
Fourth quarter (through October 2, 2001)	$7.27	$7.82
Third quarter	5.250	9.725
Second quarter	5.000	6.300
First quarter	4.000	7.000
2000 Quarter Ended:
Fourth quarter	3.625	5.250
Third quarter	4.750	5.500
Second quarter	5.125	6.813
First quarter	5.500	7.775
1999 Quarter Ended:
Fourth quarter	6.875	10.250
Third quarter	9.875	11.750
Second quarter	10.750	12.000
First quarter	11.250	13.250

    On October 2, 2001, the last reported sale price of our common stock on The Nasdaq National Market was $7.65 per share. At October 2, 2001, there were 2,899 holders of our common stock.

DIVIDEND POLICY

    We paid our first cash dividend of $0.02 per share in May, 1999, and subsequently paid dividends of $0.02 per share in August, 1999, November, 1999, and February, 2000. After the February, 2000 payment, the board of directors discontinued the payment of any further dividends to conserve cash and capital resources and does not intend to declare cash dividends until current earnings are sufficient to generate adequate internal capital to support growth.

    We are a holding company and substantially all of our assets are held by our subsidiaries. Our ability to pay dividends to our stockholders, if we determine in the future to do so, will depend primarily on the Bank's ability to pay dividends to us. Dividend payments and extensions of credit to us from the Bank are subject to legal and regulatory limitations, including those limitations imposed by the Financial Institutions Article of the Annotated Code of Maryland. Dividend payments by the Company are also subject to legal and regulatory limitations, including the FRB's November 14, 1985 policy statement on the payment of cash dividends, which states that we should pay dividends only out of our past year's net income, and then only if our prospective rate of earnings retention appears consistent with our capital needs, asset quality, and overall financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Capital Resources" and "Supervision and Regulation—Limits on Dividends and Other Payments."

    In addition, our obligations in connection with the Mariner Trust Preferred Securities will preclude us from paying dividends on our common stock if we default under our related subordinated debentures and do not take reasonable steps to cure the default, if we exercise our right to defer payments of interest under our subordinated debentures, or if certain related defaults occur. We are not in default under our subordinated debentures, and we have not exercised our right to defer payments of interest thereunder.

SELECTED CONSOLIDATED FINANCIAL DATA

    The following table summarizes our selected consolidated financial information and other financial data. The selected balance sheet and statement of income data, insofar as they relate to the years ended December 31, 2000, 1999, 1998, 1997, and 1996, are derived from our audited consolidated financial statements. Stegman & Company audited our consolidated financial statements for the year ended December 31, 2000, and KPMG LLP audited those for the years ended December 31, 1999, 1998, 1997 and 1996. The selected consolidated financial data for the six-month periods ended June 30, 2001 and 2000 are derived from unaudited consolidated financial statements. In our opinion, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of results as of and for the six-month periods ended June 30, 2001 and 2000 have been included. This information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period, and results for the six-month period ended June 30, 2001 are not necessarily indicative of results that may be expected for the full year ending December 31, 2001.

	At and For the Six Months Ended June 30,		At and For Year Ended December 31,
(dollars in thousands, except per share data)	2001	2000	2000	1999	1998	1997	1996
	(unaudited)
Operating Data:
Interest income	$26,696	$23,919	$51,378	$40,473	$26,321	$14,318	$6,736
Interest expense	14,780	14,052	30,540	22,822	14,299	6,565	3,107

Net interest income	11,916	9,867	20,838	17,651	12,022	7,753	3,629
Provision for loan losses	750	380	1,105	785	1,212	472	1,040
Noninterest income	5,182	3,970	9,105	7,264	5,595	2,351	1,074
Noninterest expenses	15,062	13,067	27,798	22,743	16,245	9,459	5,836

Income (loss) before income taxes	1,286	390	1,040	1,387	160	173	(2,173)
Income tax provision (benefit)	473	150	400	510	(963)	(192)	—

Net income (loss)	$813	$240	$640	$877	$1,123	$365	$(2,173)

Financial Condition Data:
Total assets	$714,700	$670,993	$677,449	$616,072	$497,487	$256,984	$132,562
Total loans	449,305	382,765	429,998	329,528	242,725	144,072	92,064
Loans held for sale	78,561	41,155	35,821	26,299	21,321	16,895	3,072
Total deposits	505,837	433,990	476,882	368,751	262,311	196,962	102,084
Total borrowings	173,474	211,332	169,015	208,374	202,614	30,331	6,000
Total stockholders' equity	30,085	21,777	27,849	21,863	28,488	26,966	23,796
Per Share Data:
Net income (loss)-basic (1)	$0.22	$0.08	$0.20	$0.28	$0.36	$0.12	$(1.56)
Book value	$8.29	$6.83	$7.71	$6.90	$9.00	$8.60	$8.23
Shares of common stock outstanding	3,628,058	3,175,947	3,610,808	3,166,813	3,166,813	3,136,719	2,889,989
Performance Ratios (2):
Return on average assets	0.24%	0.08%	0.10%	0.16%	0.32%	0.21%	(2.64%)
Return on average stockholders' equity	5.64%	2.24%	2.85%	3.30%	4.07%	1.39%	(21.67%)
Net interest margin	3.63%	3.28%	3.39%	3.38%	3.68%	4.72%	4.87%
Dividend payout ratio	—	26.43%	9.89%	21.66%	—	—	—
Capital Ratios:
Tier 1 capital ratio	8.36%	9.38%	8.98%	10.48%	13.54%	17.19%	17.90%
Total capital ratio	11.46%	13.14%	12.33%	14.64%	18.89%	18.24%	18.80%
Tier 1 leverage ratio	5.99%	5.98%	6.04%	6.37%	8.06%	14.99%	19.50%
Asset Quality Ratios:
Allowance for loan losses:
Loans	1.10%	0.97%	1.01%	1.01%	1.10%	1.12%	1.35%
Non-accruing loans	191.86%	91.91%	136.85%	78.55%	176.05%	104.13%	78.91%
Net charge-offs to average total loans (2)	0.07%	0.00%	0.02%	0.05%	0.08%	0.08%	0.27%
Non-performing assets to total assets	0.74%	0.85%	1.00%	0.90%	0.63%	1.36%	1.19%

(1)
Based on the weighted average number of shares outstanding during the period.

(2)
Annualized for the six months ended June 30, 2001 and 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

    We are a bank holding company incorporated under the laws of Maryland and registered under the federal Bank Holding Company Act of 1956, as amended. We were organized in 1994 and changed our name to First Mariner Bancorp in May 1995. Since 1995, our strategy has involved building a network of traditional branches and ATMs to capture market share and build a community franchise for our stockholders, customers and employees. We are now focusing on growing our assets and earnings by capitalizing on the broad network of Bank branches, mortgage offices, and ATMs that we established during our infrastructure expansion phase. We believe our current strategy to grow assets and increase profitability will not require substantial expansion of our existing infrastructure.

    We offer consumer and commercial banking and real estate lending services primarily throughout central Maryland and parts of its Eastern Shore and in portions of Virginia.

    Throughout this discussion, all dollar amounts in tables are in thousands except for per share data.

Six Months Ended June 30, 2001 and 2000

    The following discussion compares the results of operation for the six-month period ended June 30, 2001 to the results of operation for the six-month period ended June 30, 2000, and the financial condition at June 30, 2001 to the financial condition at December 31, 2000. This discussion should be read in conjunction with the accompanying financial statements and related notes as well as statistical information included in this prospectus.

Results of Operations

    Net Income.  For the six months ended June 30, 2001, net income totaled $813,000, compared to $240,000 for the six months ended June 30, 2000. Earnings per share for the first six months of 2001 totaled $0.22, compared to $0.08 per share for the same period of 2000. Increased net income for the first six months of 2001 was attributable primarily to increases in revenue (net interest income and noninterest income) of $3.3 million, partially offset by an increase in noninterest expense of $2.0 million for the same period.

    Net Interest Income.  Our primary source of earnings is net interest income, which is the difference between income earned on interest-earning assets, such as loans and investment securities, and interest expense incurred on the interest-bearing sources of funds, such as deposits and borrowings. The level of net interest income is determined primarily by the average balances ("volume") and the rate spreads between the interest-earning assets and our funding sources.

    Net interest income for the first six months of 2001 totaled $11.9 million, an increase of 21.0% over $9.9 million for the six months ended June 30, 2000. The net interest margin for the six-month period was 3.63%, compared to 3.28% for the comparable period of 2000.

    Interest income increased by $2.8 million, driven by an increase of $57.4 million in average earning assets. Average loans outstanding increased by $91.1 million, while average investment securities decreased by $56.0 million. Yields on earning assets for the period increased to 8.23% from 8.06% for the same period in 2000. Interest expense increased by $728,000. Average interest-bearing liabilities increased by $41.9 million. Average interest-bearing deposits increased by $68.1 million and average borrowings declined by $26.2 million. Rates paid on interest-bearing liabilities decreased to 5.05% from 5.15% for the same period in 2000.

Comparative Average Balances, Yields and Rates:

	Six Months Ended June 30,
	2001		2000
	Average Balance	Yield/ Rate	Average Balance	Yield/ Rate
Assets:
Commercial loans and line of credit	$69,188	8.69%	$68,474	8.87%
Commercial/residential construction	38,231	9.72%	19,006	10.73%
Commercial mortgages	104,188	9.32%	92,673	9.52%
Residential construction/consumer	94,829	9.98%	39,870	8.92%
Residential mortgages	95,724	7.95%	95,179	7.47%
Consumer	41,415	7.79%	37,288	7.74%

Total loans	443,575	8.96%	352,490	8.65%
Loans held for sale	47,387	6.57%	25,162	7.17%
Available for sale securities, at fair value	143,524	6.78%	199,473	7.26%
Interest-bearing deposits	9,054	4.72%	9,485	5.64%
Federal Home Loan Bank of Atlanta stock, at cost	4,904	6.93%	4,425	7.71%

Total earning assets	648,444	8.23%	591,035	8.06%
Allowance for loan losses	(4,615)		(3,418)
Cash and other non-earning assets	46,292		40,488

Total assets	$690,121		$628,105

Liabilities and stockholders' equity:
Interest-bearing deposits:
NOW deposits	$33,163	1.28%	$27,688	1.45%
Savings deposits	31,600	2.49%	25,742	2.79%
Money market deposits	175,127	4.54%	137,258	5.12%
Time deposits	175,354	5.91%	156,433	5.38%

Total interest-bearing deposits	415,244	4.70%	347,121	4.77%
Borrowings	174,879	5.88%	201,056	5.82%

Total interest-bearing liabilities	590,123	5.05%	548,177	5.15%
Noninterest-bearing demand deposits	66,623		53,232
Other liabilities	4,313		5,078
Stockholders' equity	29,062		21,618

Total liabilities and stockholders' equity	$690,121		$628,105

Net interest spread		3.18%		2.91%
Net interest margin		3.63%		3.28%

    Noninterest Income.  Noninterest income increased $1.2 million or 30.5% for the six months ended June 30, 2001 to $5.2 million, up from $4.0 million for the same period of 2000, reflecting higher levels of revenue in all major categories. Deposit service charges rose 15.0% over the six months ended June 30, 2000 due to the increased number of deposit accounts. The number of deposit accounts increased approximately 40% to over 70,000 accounts. These increases are the result of the continued leveraging of the Bank's branch network and focused marketing and promotion of retail banking products. ATM fees increased by $97,000 or 14.0% as a result of increased volume of ATM and debit card transactions. The Bank has entered into a partnership with a third party to provide ATM's to additional remote locations. As of June 30, 2001, the Bank has 31 ATM locations that it owns and operates and 16 ATM's through the third-party agreement. Mortgage banking income and gain on sale of mortgage loans increased by $429,000 due to increased volume of mortgage loans originated and sold into the secondary market. The volume produced during the first six months of 2001 was $388.9 million, compared to $205.3 million in 2000. This increase in revenue generated by increased volume was partially offset by a reduction in pricing and profit margin. Other sources of noninterest income increased by $568,000 or 150.7%, including an increase of $326,000 in investment fee revenue from sales of annuities and mutual funds, an increase of over $68,000 in fees from sales of customer checks, and an increase of $96,000 in fees from the sale of official checks.

Noninterest Income:

	Six Months Ended June 30,
	2001	2000
Gain on sale of loans	$732	$657
Service fees on deposits	1,745	1,517
ATM fees	789	692
Gain on securities	14	124
Other mortgage banking fees	957	603
Other operating income	945	377

Total noninterest income	$5,182	$3,970

    Noninterest expenses.  For the six months ended June 30, 2001, noninterest expenses increased by $2.0 million or 15.3% to $15.1 million, compared to $13.1 million for the same period of 2000. Increased salary expenses of 7.6% relate to additional personnel costs for new positions due to an increase in the number of loans and deposits and higher commissions paid on mortgage loan originations. Furniture and fixtures expense increased by $239,000 or 31.0% due to additional depreciation expenses associated with a systems conversion completed in October, 2000. The conversion expenditures included computer upgrades, enhanced software and other hardware. Net occupancy increased $298,000 due to increased rent expense and the cost of additional Bank branches and mortgage offices in the first six months of 2001, compared to the same period of 2000. Printing and office supplies increased due to printing of material relating to new regulations issued by federal regulators and start-up costs for new bank branches and mortgage origination offices. Included in the increase in other expenses is the cost of branch dispositions of $60,000, branch related losses of $139,000, and higher FDIC and corporate insurance costs of $273,000. Increased expenses related to other real estate owned of $180,000 also contributed to the increased cost in noninterest expenses.

Noninterest Expense:

	Six Months Ended June 30,
	2001	2000
Salaries and employee benefits	$7,043	$6,545
Net occupancy	2,004	1,706
Deposit insurance premiums	272	36
Furniture, fixtures and equipment	1,009	770
Professional services	293	260
Advertising	480	500
Data processing	804	775
ATM servicing expenses	324	308
Printing/office supplies	446	359
Service & maintenance	476	437
Other real estate owned expense	194	14
Other	1,717	1,357

Total noninterest expense	$15,062	$13,067

    Income Taxes.  The Company recorded income tax expense of $473,000 on income before taxes of $1.3 million for the six-month period ended June 30, 2001, resulting in an effective tax rate of 36.78%, compared to income tax expense of $150,000 on income before taxes of $390,000 for the six-month period ended June 30, 2000, resulting in an effective tax rate of 38.46%. The decrease in the effective tax rate reflects higher levels of tax exempt income for state income tax purposes.

Financial Condition

    Our total assets were $714.7 million at June 30, 2001, compared to $677.4 million at December 31, 2000, increasing $37.3 million or 5.5% for the first six months of 2001. Earning assets increased $33.0 million or 5.2% to $666.4 million from $633.4 million at December 31, 2000. Loans outstanding have increased $19.3 million or 4.5%, and loans held for sale increased by $42.7 million or 119.3%. The increase in loans held for sale was primarily attributable to increased mortgage loan origination volume in the first six months of 2001 and to the reclassification of certain loans to loans held for sale in the amount of $17.4 million. Available for sale investment securities decreased by $29.9 million primarily due to sales of $13.7 million of securities and principal pay-downs of mortgage backed securities. Deposits increased by $29.0 million or 6.1%, while borrowed funds increased $4.5 million or 2.6%. Stockholders' equity increased by $2.2 million or 8.0%, driven by retention of earnings and improvement in market value of securities classified as available for sale.

Investment Securities:

	June 30, 2001	December 31, 2000
Investment securities—available for sale:
Mortgage-backed securities	$99,715	$126,985
Trust preferred securities	20,528	20,140
Agency bonds	2,015	5,008
Other bonds	600	600
US Treasury	1,006	1,008
Equity securities	2,989	2,994

Total investment securities—available-for-sale	$126,853	$156,735

    The loan portfolio was comprised of the following:

Loan Portfolio Composition (1):

	June 30, 2001		December 31, 2000
	Amount	Percent	Amount	Percent
Commercial	$71,159	15.8%	$70,726	16.5%
Real estate construction-consumer	116,848	26.0%	82,318	19.1%
Real estate development and construction	38,900	8.7%	34,832	8.1%
Real estate mortgage:
Residential	72,188	16.1%	98,731	23.0%
Commercial	105,694	23.5%	101,601	23.6%
Consumer	44,516	9.9%	41,790	9.7%

Total loans	$449,305	100.0%	$429,998	100.0%

(1)
Amounts presented include adjustments for related unamortized deferred fees and costs.

    The increase in total loans was primarily due to increases in the real estate construction—consumer category (residential construction loans to individuals), which grew by $34.5 million and totaled $116.8 million as of June 30, 2001. This increase reflects increased origination activity over the past year and a strong local real estate market. All other categories of loans increased with the exception of residential real estate mortgages, which declined by $26.5 million. This decrease was due to payoffs, scheduled runoff, and a transfer of $17.4 million to loans held for sale.

    The real estate development and construction loan portfolio was comprised of the following:

Real Estate Development and Construction Loan Portfolio (1):

	June 30, 2001		December 31, 2000
	Amount	Percent	Amount	Percent
Commercial construction	$21,580	55.4%	$16,332	46.9%
Commercial acquisition and construction	224	0.6%	4,596	13.2%
Commercial land acquisition	5,309	13.6%	3,836	11.0%
Commercial acquisition, development and construction	2,442	6.3%	1,437	4.1%
Residential builders construction	4,925	12.7%	5,752	16.5%
Residential builders acquisition and development	4,194	10.8%	2,769	8.0%
Residential builders acquisition, development and construction	226	0.6%	110	0.3%

Total real estate development and construction	$38,900	100.0%	$34,832	100.0%

(1)
Amounts presented include adjustments for related unamortized deferred fees and costs.

Credit Risk Management

    For the six-month period ended June 30, 2001, the provision for loan losses totaled $750,000, compared to $380,000 for the six months ended June 30, 2000. The allowance for loan losses totaled $4.9 million at June 30, 2001, compared to $4.3 million at December 31, 2000. As of June 30, 2001, the allowance for loan losses was 1.10% of outstanding loans, compared to 1.01% at December 31, 2000. Notwithstanding the performance of the loans in our portfolio, we have increased the allowance for loan losses to guard against a softening of the economy. Activity in the allowance for loan losses is as follows:

Allowance for Loan Losses:

	Six Months Ended June 30,
	2001	2000
Allowance for loan losses, beginning of year	$4,341	$3,322

Loans charged off:
Commercial	(85)	—
Real estate	(50)	—
Consumer	(78)	(3)

Total loans charged off	(213)	(3)

Recoveries:
Commercial	69	—
Real estate	—	—
Consumer	1	5

Total recoveries	70	5

Net charge-offs	(143)	2

Provision for loan losses	750	380

Allowance for loan losses, end of period	$4,948	$3,704

Loans (net of premiums and discounts):
Period-end balance	449,305	382,765
Average balance during period	443,575	352,490
Allowance as percentage of period-end loan balance	1.10%	0.97%
Percent of average loans:
Provision for loan losses	0.34%	0.21%
Net charge-offs	0.07%	0.00%

    Non-performing assets, expressed as a percentage of total assets, decreased to 0.74% at June 30, 2001, down from 1.00% at December 31, 2000 and 0.85% at June 30, 2000. Decreases in other real estate owned for the period was due to the sale of several residential real estate properties during the second quarter of 2001. The decrease in loans on non-accruing status was mainly due to the transfer of one loan of $350,000 to other real estate owned.

Non-performing Assets:

	June 30, 2001	December 31, 2000	June 30, 2000
Non-accruing loans	$2,579	$3,172	$4,030
Real estate acquired by foreclosure	2,704	3,610	1,702

Total non-performing assets	$5,283	$6,782	$5,732

Loans past-due 90 days or more and accruing	$785	$701	$2,505

    At June 30, 2001, the allowance for loan losses represented 191.9% of non-accruing loans, compared to 136.9% at December 31, 2000. Management believes the allowance for loan losses at June 30, 2001 is adequate.

Deposits

    Deposits totaled $505.8 million at June 30, 2001, increasing just over $28.9 million or 6.1% from the December 31, 2000 balance of $476.9 million. The increase in deposits is attributable to management's growth strategy, which includes significant marketing, promotion and cross selling of existing customers into additional products.

Deposits:

	June 30, 2001		December 31, 2000
	Balance	Percent of Total	Balance	Percent of Total
NOW & money market savings deposits	$220,513	43.6%	$202,372	42.5%
Regular savings deposits	34,300	6.8%	29,103	6.1%
Time deposits	175,474	34.7%	175,667	36.8%

Total interest-bearing deposits	430,287	85.1%	407,142	85.4%

Non interest-bearing demand deposits	75,550	14.9%	69,740	14.6%

Total deposits	$505,837	100.0%	$476,882	100.0%

Years Ended December 31, 2000, 1999 and 1998

    The principal objective of this financial review is to provide a discussion and an overview of our financial condition and results of operations and our subsidiaries for the years ended December 31, 2000, 1999 and 1998. This discussion should be read in conjunction with the accompanying financial statements and related notes as well as statistical information included in the prospectus.

Performance Overview

    We recorded net income of $640,000 for 2000, compared to $877,000 for 1999. The results for 2000 continue to reflect the cost of our expansion strategy, as the Bank has grown to 25 retail banking branches and FMMC has grown to 13 residential mortgage lending offices. Also contributing to the decrease in earnings is the increase in the provision for loan losses, as we continued to realize significant loan growth. Basic net income per share for the year ended December 31, 2000 was $0.20 per share, compared to $0.28 per share reported last year.

    Total assets increased by $61.4 million or 10.0%, reflecting significant increases in loans and deposits. Loans outstanding increased by $100.5 million or 30.5%, while deposits grew by $108.1 million or 29.3%. Growth statistics for loans and deposits continue to compare favorably to industry averages and reflect our continued efforts in business development and advertising. Stockholders' equity increased $6.0 million or 27.4%, reflecting improvements in the market value of our available-for-sale securities portfolio as well as $1.5 million in proceeds from the sale of common stock to members of our board of directors and executive management.

Net Interest Income/Margins

    Net interest income increased to $20.8 million for 2000, an 18.1% increase from the net interest income of $17.7 million earned for 1999. The increase was primarily attributable to the growth in average earning assets, which totaled $615.6 million for 2000, a 17.8% increase as compared to $522.5 million for 1999. Average loans increased by 30.7% to $414.8 million and average investments and other earning assets decreased by 2.2% to $200.8 million. The increase in loans reflects the expansion of our commercial and real estate lending activities among middle market borrowers in the Baltimore-Washington area, the growth of the Bank's mortgage banking subsidiary, FMMC, and the increased emphasis on consumer lending. The decrease in investments and other earning assets was primarily the result of normal runoff in the Bank's mortgage-backed securities portfolio. Earning asset growth was funded by an increase in average interest-bearing deposits of $95.1 million or 34.9%. Other borrowed funds decreased by $1.7 million or 0.8%. The increase in deposits was due to the aggressive expansion of our retail banking network to 25 branches, the continued popularity of the Bank's "Money Market Maximizer" product, and growth in certificate of deposit products. Our borrowings decreased during 2000, as deposit growth was more than sufficient to fund earning asset growth.

    Interest income on loans increased to $36.9 million for 2000, which represents an increase of $10.2 million or 38.0% from $26.7 million for 1999. In addition to higher average balances on loans, yields increased due to several increases in market interest rates throughout the year. Interest income on investments and other earning assets increased to $14.5 million for 2000, which represents an increase of $743,000 or 5.4% from $13.8 million. While overall average balances decreased on investments and other earning assets, yields on short-term investments improved. Interest expense on deposits increased to $18.2 million in 2000, an increase of $6.4 million or 54.2% from $11.8 million for 1999. In addition to the increases in average balances, higher market interest rates increased the rates paid on money market accounts and certificates of deposit. Interest expense on borrowings increased to $12.4 million for 2000, an increase of $1.4 million or 12.0% from $11.0 million for 1999. Higher interest costs for short-term borrowings more than offset declines in average balances.

    The key performance measure for net interest income is the "net interest margin," or net interest income divided by average earning assets. Our net interest margin is affected by loan pricing, mix of earning assets, and the distribution and pricing of deposits and borrowings. Our net interest margin was 3.39% for the year ended December 31, 2000, compared to 3.38% for 1999. Yields on earning assets increased by 60 basis points, while the cost of interest-bearing deposits increased by 62 basis points and the cost of other borrowings increased by 71 basis points. A higher mix of loans as a percentage of earning assets and higher average balances on noninterest deposit accounts offset the higher costs of deposits and borrowings.

    The table below, "Comparative Average Balances, Yields and Rates," indicates the Company's average volume of interest-earning assets and interest-bearing liabilities and average yields and rates. Changes in net interest income from period to period result from increases or decreases in the volume and mix of interest-earning assets and interest-bearing liabilities, increases or decreases in the average rates earned and paid on such assets and liabilities and the availability of particular sources of funds, such as noninterest-bearing deposits.

Comparative Average Balances, Yields and Rates:

	December 31, 2000
	Average Balance	Income/ Expense	Yield Rate
Assets:
Loans (net of unearned income) (1)	$414,765	$36,881	8.89%
Mortgage-backed securities available for sale	155,879	11,132	7.14%
Interest-bearing bank balances	7,382	435	5.89%
Treasury notes and agencies	6,833	515	7.54%
Trust preferred securities	23,298	1,885	8.09%
Other earning assets	7,434	530	7.13%

Total earning assets	615,591	51,378	8.35%

Allowance for loan losses	(3,669)
Other assets	37,988

Total assets	$649,910

Liabilities and stockholders' equity:
Deposits:
Passbook/Savings	$27,376	$760	2.78%
NOW/MMDA	178,115	8,404	4.72%
Certificates	161,904	9,024	5.57%

Total interest-bearing deposits	367,395	18,188	4.95%
Other borrowed funds	201,989	12,352	6.12%

Total interest-bearing liabilities	569,384	30,540	5.36%

Noninterest-bearing demand deposits	57,377
Other liabilities	702
Stockholders' equity	22,447

Total liabilities and stockholders' equity	$649,910

Interest rate spread (average yield less average rate)			2.99%

Net interest income (interest income less interest expense)		$20,838

Net interest margin (net interest income/total earning assets)			3.39%

(1)
Loans on non-accruing status are included in the calculation of average balances. Loans held for sale are included in calculation of average balances, income and yield.

	December 31, 1999
	Average Balance	Income/ Expense	Yield/ Rate
Assets:
Loans (net of unearned income) (1)	$317,237	$26,719	8.42%
Mortgage-backed securities available for sale	161,098	10,782	6.69%
Interest-bearing bank balances	9,586	477	4.98%
Treasury notes and agencies	6,205	392	6.32%
Trust preferred securities	20,994	1,722	8.20%
Other earning assets	7,371	381	5.17%

Total earning assets	522,491	40,473	7.75%

Allowance for loan losses	(3,067)
Other assets	34,871

Total assets	$554,295

Liabilities and stockholders' equity:
Deposits:
Passbook/savings	$19,140	$529	2.76%
NOW/MMDA	129,885	4,828	3.72%
Certificates	123,228	6,440	5.23%

Total interest-bearing deposits	272,253	11,797	4.33%
Other borrowed funds	203,709	11,025	5.41%

Total interest-bearing liabilities	475,962	22,822	4.79%

Noninterest-bearing demand deposits	46,473
Other liabilities	5,323
Stockholders' equity	26,537

Total liabilities and stockholders' equity	$554,295

Interest rate spread (average yield less average rate)			2.96%

Net interest income (interest income less interest expense)		$17,651

Net interest margin (net interest income/total earning assets)			3.38%

(1)
Loans on non-accruing status are included in the calculation of average balances. Loans held for sale are included in calculation of average balances, income and yield.

	December 31, 1998
	Average Balance	Income/ Expense	Yield/ Rate
Assets:
Loans (net of unearned income) (1)	$199,761	$18,165	9.09%
Mortgage-backed securities available for sale	91,762	6,089	6.64%
Interest-bearing bank balances	9,513	471	4.95%
Treasury notes and agencies	7,836	468	5.97%
Trust preferred securities	7,626	644	8.44%
Other earning assets	9,763	484	4.96%

Total earning assets	326,261	26,321	8.07%

Allowance for loan losses	(1,923)
Other assets	23,346

Total assets	$347,684

Liabilities and stockholders' equity:
Deposits:
Passbook/savings	$10,427	$281	2.69%
NOW/MMDA	96,297	3,993	4.15%
Certificates	85,895	4,807	5.60%

Total interest-bearing deposits	192,619	9,081	4.71%
Other borrowed funds	94,882	5,218	5.50%

Total interest-bearing liabilities	287,501	14,299	4.97%

Noninterest-bearing demand deposits	30,661
Other liabilities	1,915
Stockholders' equity	27,607

Total liabilities and stockholders' equity	$347,684

Interest rate spread (Average yield less average rate)			3.10%

Net interest income (Interest income less interest expense)		$12,022

Net interest margin (Net interest income/total earning assets)			3.68%

(1)
Loans on non-accruing status are included in the calculation of average balances. Loans held for sale are included in calculation of average balances, income and yield.

    The table below, "Rate/Volume Analysis," indicates the changes in the Company's net interest income as a result of changes in volume and rates. Changes in interest income and interest expense can result from variances in both volume and rates. The Company has an asset and liability management policy designed to provide a proper balance between rate sensitive assets and rate sensitive liabilities to attempt to optimize interest margins and to provide adequate liquidity for anticipated needs.

Rate/Volume Analysis:

	Year Ended December 31, 2000 Compared To Year Ended December 31, 1999
	Variance Due To Changes In
	Average Volume	Average Rate	Net Increase/ (Decrease)
Interest Income:
Loans (net of unearned income)	$8,600	$1,562	$10,162
Mortgage-backed securities available for sale	(358)	708	350
Interest-bearing bank balances	(121)	79	(42)
Treasury notes and agencies	42	81	123
Trust preferred securities	186	(23)	163
Other earning assets	3	146	149

Total interest income	8,352	2,553	10,905

Interest Expense:
Passbook	227	4	231
NOW/MMDA	2,074	1,502	3,576
Certificates	2,140	444	2,584
Other borrowed funds	(95)	1,422	1,327

Total interest expense	4,346	3,372	7,718

Change in net interest income	$4,006	$(819)	$3,187

	Year Ended December 31, 1999 Compared To Year Ended December 31, 1998
	Variance Due To Changes In
	Average Volume	Average Rate	Net Increase/ (Decrease)
Interest Income:
Loans (net of unearned income)	$9,980	$(1,426)	$8,554
Mortgage-backed securities available for sale	4,647	46	4,693
Interest-bearing bank balances	3	3	6
Treasury notes and agencies	(102)	26	(76)
Trust preferred securities	1,097	(19)	1,078
Other earning assets	(123)	20	(103)

Total interest income	15,502	(1,350)	14,152

Interest Expense:
Passbook	241	7	248
NOW/MMDA	1,282	(447)	835
Certificates	1,969	(336)	1,633
Other borrowed funds	5,894	(87)	5,807

Total interest expense	9,386	(863)	8,523

Change in net interest income	$6,116	$(487)	$5,629

Noninterest Income

    Noninterest income is principally derived from mortgage banking activities, service fees on deposit accounts, ATM fees and gains on sale of investment securities. Noninterest income for year ended December 31, 2000 was $9.1 million, compared to $7.3 million for the year ended December 31, 1999, an increase of $1.8 million or 25.3%. The increase was due primarily to increased service fees on deposits, higher gains recognized on the sale of securities, and increases in other mortgage banking fees. Gains on sale of loans were lower when compared to 1999. Total noninterest income, exclusive of gains on sales of securities, increased as a percentage of total revenue (net interest income plus noninterest income) to 29.2%, compared to 28.2% in 1999.

    Gains on sales of loans declined by $331,000 or 17.4% from the year ended December 31, 1999. While total originations of mortgage loans increased for the year, fewer loans were sold into the secondary market than during the prior year. Service fees on deposits increased by $901,000 or 34.6% as we increased the number of demand deposit accounts by 5,119 or 26.3%. ATM fees increased by $364,000 or 33.3% due to increased transaction volume and added ATM locations. Other mortgage banking fees grew by $759,000 as a result of increased volume and the recognition of excess servicing rights of $298,000 for loans sold in 2000 with servicing retained. Other sources of noninterest income increased by $30,000 or 5.1%. A net gain of $359,000 was realized on the sale of securities in 2000 compared to a net gain of $241,000 for 1999.

Noninterest Income:

	Year Ended December 31,
	2000	1999	1998
Gain on sale of loans	$1,576	$1,907	$1,444
Service fees on deposits	3,504	2,603	1,808
ATM fees	1,457	1,093	646
Gain on securities	359	241	738
Other mortgage banking fees	1,586	827	519
Other operating income	623	593	440

Total noninterest income	$9,105	$7,264	$5,595

Noninterest Expense

    Noninterest expense totaled $27.8 million for the year ended December 31, 2000, compared to $22.7 million for 1999, an increase of $5.1 million or 22.2%. This increase reflects management's continued emphasis on growth through branching, costs associated with the data processing conversion, as well as significant increases in loans, deposits and mortgage banking activities.

    Salaries and benefits increased $1.9 million or 16.7% primarily due to additional staffing as a result of the branch expansion, staffing increases to support loan and deposit growth, as well as regular salary increases and higher benefit costs. Occupancy costs grew for 2000 in the amount of $964,000 or 32.8% when compared to the prior year. This increase is due to the additional branches and mortgage offices, as well as additional space requirements at the operations facility. Furniture and fixtures expense increased for the year ended December 31, 2000 by $391,000 or 30.8% due to the addition of new branches and mortgage offices, and increases in technology costs associated with the data processing conversion.

    Professional services increased by $273,000 or 83.2% as a result of consulting costs associated with the data processing conversion as well as increased legal fees. Advertising expenses grew by 3.2% and totaled $1.0 million as we maintained most of our advertising campaigns from the prior year. The increase in data processing and other expense was primarily due to additional branch locations, expansion of FMMC and higher volume of loans, deposits and transactions. Other noninterest expenses increased by $1.2 million or 26.7%, driven by increases in office supplies, service and maintenance, increased ATM transaction costs, postage and courier expenses, and other volume driven expense categories.

Noninterest Expense:

	Year Ended December 31,
	2000	1999	1998
Salaries and employee benefits	$13,367	$11,458	$7,632
Net occupancy	3,903	2,939	1,856
Deposit insurance premiums	140	167	122
Furniture, fixtures and equipment	1,662	1,271	790
Professional services	601	328	605
Advertising	1,061	1,028	683
Data processing	1,645	1,332	884
ATM servicing expenses	630	601	427
Office supplies	391	345	255
Service & maintenance	915	649	418
Other real estate owned expense.	35	25	157
Other	3,448	2,600	2,416

Total noninterest expense	$27,798	$22,743	$16,245

Income Taxes

    We recorded tax expense of $400,000 in 2000, for an effective tax rate of 38.5%. In 1999, we recorded an income tax expense of $510,000, for an effective tax rate of 36.8%. The effective rate increased due to the recognition for financial statement purposes of the remaining benefit of any operating loss carryforwards in 1999.

    We have used all prior net operating loss carryforwards for federal income tax purposes at December 31, 2000. Net operating loss carryforwards for state income tax purposes approximated $3.3 million and can be offset by future state taxable income of First Mariner Bancorp only. Management anticipates that it is more likely than not that the future operations of First Mariner Bancorp will not generate sufficient taxable income to realize the potential utilization of the net operating loss carryforward. A valuation allowance equal to the deferred tax asset associated with the net operating loss carryforward of $156,000 has been established to reflect this uncertainty.

Financial Condition

    At December 31, 2000, we had total assets of $677.4 million, compared to $616.1 million at December 31, 1999, representing an increase of 10.0%. This increase was due to the continued growth in the branching network, expansion of business development efforts, and continued marketing of deposit and loan products. The Bank's overall growth in its core business, generating loans and gathering of deposits grew at a higher rate than overall asset growth as decreases in investment securities and other borrowings offset some of the growth in loans and deposits.

    Loans at December 31, 2000 were $430.0 million, compared to $329.5 million at December 31, 1999, which represents an increase of $100.5 million or 30.5%. Growth occurred in all categories of loans. Loans held for sale increased by $9.5 million. Investment securities and interest-bearing deposits in other banks decreased by $53.2 million, as normal runoff occurred in the Bank's mortgage-backed securities portfolio and short-term investments were used to pay down other borrowing and fund loan growth.

    Total deposits increased by $108.1 million, an increase of 29.3% from $368.8 million at December 31, 1999. Other borrowings, including repurchase agreements, decreased by $39.4 million, and reduced overall dependence on borrowed funds to 24.9% of total assets as of December 31, 2000 compared to 33.8% as of December 31, 1999.

Composition of Loan Portfolio

    Because loans are expected to produce higher yields than investment securities and other interest-earning assets, the absolute volume of loans and the volume as a percentage of total earning assets is an important determinant of net interest margin.

    The following table sets forth the composition of the Bank's loan portfolio.

Loan Portfolio Composition:

	Year Ended December 31,
	2000	1999	1998	1997	1996
Type of Loans:
Commercial	$70,828	$67,917	$55,792	$24,119	$17,097
Commercial real estate and construction	219,731	141,169	103,439	81,039	55,888
Residential real estate	99,038	85,874	63,330	34,396	17,140
Consumer	41,367	35,101	20,418	4,992	2,566

Total loans	430,964	330,061	242,979	144,546	92,691
Add:
Unamortized loan premiums	20	47	108	140	205
Less:
Unearned income.	986	580	362	614	833

Loans receivable	$429,998	$329,528	$242,725	$144,072	$92,063

Maturity Schedule Of Selected Loans:

	Year Ended December 31, 2000
	Up To One Year	More Than 1 Year To 5 Years	5 Years To 10 Years	10+ Years	Total
Residential real estate	$1,905	$9,055	$10,392	$77,686	$99,038
Commercial real estate and construction	105,510	74,488	32,655	7,078	219,731
Commercial	29,837	35,877	3,751	1,363	70,828
Consumer	2,472	26,784	4,858	7,253	41,367

Total	$139,724	$146,204	$51,656	$93,380	$430,964

Fixed interest rate	$116,668	$116,273	$39,193	$44,383	$316,517
Variable interest rate	23,056	29,931	12,463	48,997	114,447

Total	$139,724	$146,204	$51,656	$93,380	$430,964

	Year Ended December 31, 1999
	Up To One Year	More Than 1 Year To 5 Years	5 Years To 10 Years	10+ Years	Total
Residential real estate	$443	$3,359	$9,819	$72,253	$85,874
Commercial real estate and construction	47,626	86,657	6,886	—	141,169
Commercial	21,119	45,725	1,073	—	67,917
Consumer	948	21,467	12,686	—	35,101

Total	$70,136	$157,208	$30,464	$72,253	$330,061

Fixed interest rate	$52,618	$121,134	$27,698	$27,322	$228,772
Variable interest rate	17,518	36,074	2,766	44,931	101,289

Total	$70,136	$157,208	$30,464	$72,253	$330,061

	Year Ended December 31, 1998
	Up To One Year	More Than 1 Year To 5 Years	5 Years To 10 Years	10+ Years	Total
Residential real estate	$1,055	$3,256	$769	$58,250	$63,330
Commercial real estate and construction	57,779	26,742	15,069	3,849	103,439
Commercial	18,202	24,056	11,398	2,136	55,792
Consumer	1,081	4,302	10,668	4,367	20,418

Total	$78,117	$58,356	$37,904	$68,602	$242,979

Fixed interest rate	$29,853	$52,695	$22,480	$39,332	$144,360
Variable interest rate	48,264	5,661	15,424	29,270	98,619

Total	$78,117	$58,356	$37,904	$68,602	$242,979

    The Bank's loan portfolio composition as of December 31, 2000 reflects a concentration in commercial real estate and construction loans. This category of loans increased by $78.6 million and was primarily driven by increases in the Bank's residential construction portfolio. The residential construction portfolio consists of loans to individuals for construction of their primary residence. These loans are generally converted to a permanent first mortgage upon completion of the construction and are underwritten for eventual sale in the secondary market. Residential real estate loans, which consist primarily of three-year and five-year adjustable rate mortgages, increased by $13.2 million. Commercial loans increased by $2.9 million. Consumer loans, comprised primarily of second mortgage loans, increased by $6.3 million.

    Approximately 27% of the Bank's loans have adjustable rates as of December 31, 2000, compared to approximately 31% at December 31, 1999, the majority of which are adjustable rate first mortgages indexed to U.S. Treasury obligations. Interest rates on variable rate loans adjust to the current interest rate environment, whereas fixed rate loans do not allow this flexibility. If interest rates were to increase in the future, the interest earned on the variable rate loans would improve, and if rates were to fall the interest earned would decline, thus impacting our interest income. See also the discussion under "Interest Rate Sensitivity and Liquidity" below. The preceding table sets forth the maturity distribution, classified according to sensitivity to changes in interest rate, for the Bank's loan portfolio at December 31, 2000, 1999 and 1998. Some of the loans may be renewed or repaid prior to maturity. Therefore, the preceding table should not be used as a forecast of future cash collections. The scheduled repayments as shown above are reported in the maturity category in which the payment is due.

Loan Quality

    The Bank attempts to manage the risk characteristics of its loan portfolio through various control processes, such as credit evaluation of borrowers, establishment of lending limits and application of lending procedures, including the holding of adequate collateral and the maintenance of compensating balances. However, the Bank seeks to rely primarily on the cash flow of its borrowers as the principal source of repayment. Although credit policies are designed to minimize risk, management recognizes that loan losses will occur and the amount of these losses will fluctuate depending on the risk characteristics of the loan portfolio as well as general and regional economic conditions.

    The allowance for loan losses represents a reserve for potential losses in the loan portfolio. The adequacy of the allowance for loan loss is evaluated periodically based on a review of all significant loans, with a particular emphasis on non-accruing loans, past due and other loans that management believes require special attention.

    For significant problem loans, management's review consists of evaluation of the financial strengths of the borrower and the guarantor, the related collateral, and the effects of economic conditions. Specific reserves against the remaining loan portfolio are based on analysis of historical loan loss ratios, loan charge-offs, delinquency trends, previous collection experience, and the risk rating on each individual loan along with an assessment of the effects of external economic conditions. The table "Allocation of Allowance for Loan Losses," which is set forth below, indicates the specific reserves allocated by loan type and also the general reserves included in the allowance for loan losses.

    As of December 31, 2000, we had approximately $3.2 million in non-accruing loans, compared with $4.2 million at December 31, 1999. We held other real estate owned of $3.6 million at December 31, 2000, compared to $1.4 million at December 31, 1999. The increase in other real estate owned was due to the foreclosure on several non-accruing loans, as well as an increase in foreclosures on residential real estate.

    The provision for loan losses is a charge to earnings in the current period to maintain the allowance at a level management has determined to be adequate based upon factors noted above. We provided $1.1 million for loan losses for the year ended December 31, 2000, compared to $785,000 for the year ended December 31, 1999. The increase resulted primarily to provide coverage of the higher level of loan growth in 2000 of $100.5 million, compared to $86.8 million in 1999.

    As of December 31, 2000, the allowance for loan losses was $4.3 million, compared to the December 31, 1999 balance of $3.3 million, which represents an increase of $1.0 million or 30.7%. Net charge-offs of $86,000 and $139,000 were recognized for 2000 and 1999, respectively. Net charge-offs as a percentage of average loans decreased from 0.05% for 1999 to 0.02% in 2000. The growth in the allowance was driven by the growth and mix in the loan portfolio. The allowance for loan losses represented 1.01% of outstanding loans at December 31, 2000 and December 31, 1999.

    The following table, "Allowance for Loan Losses," summarizes the allowance activities.

Allowance For Loan Losses:

	Year Ended December 31,
	2000	1999	1998	1997	1996
Allowance for loan losses, beginning of year	$3,322	$2,676	$1,614	$1,242	$376

Loans charged off:
Commercial	(62)	—	(88)	—	(157)
Real estate	(24)	—	(70)	(100)	(49)
Consumer	(12)	(142)	(23)	—	(42)

Total loans charged off	(98)	(142)	(181)	(100)	(248)

Recoveries:
Commercial	—	—	9	—	63
Real estate	4	—	17	—	—
Consumer	8	3	5	—	11

Total recoveries	12	3	31	—	74

Net charge-offs	(86)	(139)	(150)	(100)	(174)

Provision for loan losses	1,105	785	1,212	472	1,040

Allowance for loan losses, end of year	$4,341	$3,322	$2,676	$1,614	$1,242

Loans (net of premiums and discounts) (excluding loans held for sale) period-end balance	$429,998	$329,528	$242,725	$144,072	$92,064
Average balance during period	383,719	301,108	188,156	124,794	64,705
Allowance as percentage of period-end loan balance	1.01%	1.01%	1.10%	1.12%	1.35%
Percent of average loans:
Provision for loan losses	0.29%	0.26%	0.64%	0.38%	1.61%
Net charge-offs	0.02%	0.05%	0.08%	0.08%	0.27%

    Management's judgment as to the level of future losses on existing loans is based on its internal review of the loan portfolio, including an analysis of the borrowers' current financial position, the consideration of current and anticipated economic conditions and their potential effects on specific borrowers. In determining the collectibility of certain loans, management also considers the fair value of any underlying collateral. However, management's determination of the appropriate allowance level is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future period will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

    As a result of management's ongoing review of the loan portfolio, loans may be classified as non-accruing even though the presence of collateral or the borrowers' financial strength may be sufficient to provide for ultimate repayment. Interest is not recognized on any non-accruing loans, except that interest on residential real estate loans is recognized only when received. The following table summarizes the allocation of allowance by loan type.

Allocation Of Allowance For Loan Losses:

	December 31, 2000
	Amount	Percent of Total	Percent of Loans To Total Loans
Real estate	$2,085	48.0%	74.0%
Commercial	1,042	24.0%	16.4%
Consumer	183	4.2%	9.6%
Unallocated	1,031	23.8%	—

Total	$4,341	100.0%	100.0%

	December 31, 1999
	Amount	Percent of Total	Percent of Loans To Total Loans
Real estate	$1,442	43.4%	68.7%
Commercial	1,210	36.4%	20.6%
Consumer	124	3.7%	10.7%
Unallocated	546	16.5%	—

Total	$3,322	100.0%	100.0%

	December 31, 1998
	Amount	Percent of Total	Percent of Loans To Total Loans
Real estate	$1,073	40.1%	68.6%
Commercial	622	23.3%	23.0%
Consumer	68	2.5%	8.4%
Unallocated	913	34.1%	—

Total	$2,676	100.0%	100.0%

	December 31, 1997
	Amount	Percent of Total	Percent of Loans To Total Loans
Real estate	$918	56.9%	79.8%
Commercial	205	12.7%	16.7%
Consumer	14	0.8%	3.5%
Unallocated	477	29.6%	—

Total	$1,614	100.0%	100.0%

	December 31, 1996
	Amount	Percent of Total	Percent of Loans To Total Loans
Real estate	$793	63.9%	78.8%
Commercial	75	6.1%	18.4%
Consumer	9	0.7%	2.8%
Unallocated	365	29.3%	—

Total	$1,242	100.0%	100.0%

Non-performing Assets:

	December 31,
	2000	1999	1998
Non-accruing loans	$3,172	$4,229	$1,520
Real estate acquired by foreclosure	3,610	1,360	1,633

Total non-performing assets	$6,782	$5,589	$3,153

Loans past-due 90 days or more and accruing	$701	$2,062	$126

    Non-performing assets, expressed as a percentage of total assets, increased to 1.00% at December 31, 2000 from 0.91% at December 31, 1999, reflecting the increase in other real estate owned. The allowance for loan losses represented 64.0% of non-performing assets as of December 31, 2000 compared to 59.4% as of December 31, 1999. At December 31, 2000, the allowance for loan losses represented 136.9% of non-accruing loans compared to 78.6% at December 31, 1999. Management believes the allowance for loan losses is adequate.

    At December 31, 2000, other real estate owned included a land development project consisting of 126 residential building lots with a carrying value of approximately $653,000. The land development project is being completed under our direction. Currently, the remaining 126 lots are under contract for settlement through May 2002. In addition, nine single family lots with a carrying value of $570,000, a commercial property with a carrying value of $132,000 and 13 single family units with a carrying value of $2.3 million were also included in other real estate owned.

Interest Rate Sensitivity and Liquidity

    Interest rate sensitivity is an important factor in the management of the composition and maturity configurations of earning assets and funding sources. The primary objective of asset/liability management is to ensure the steady growth of our primary earnings component, net interest income. Net interest income can fluctuate with significant interest rate movements. To lessen the impact of interest rate movements, management endeavors to structure the statement of financial condition so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these repricing opportunities at any point in time constitute interest rate sensitivity.

    The measurement of our interest rate sensitivity, or "gap," is one of the principal techniques used in asset/liability management. Interest sensitive gap is the dollar difference between assets and liabilities that are subject to interest-rate pricing within a given time period, including both floating rate or adjustable rate instruments and instruments that are approaching maturity.

    Our management and the board of directors oversee the asset/liability management function through the asset/liability committee of the board of directors and meeting periodically to monitor and manage the statement of financial condition, control interest rate exposure, and evaluate our pricing strategies. The asset mix of the statement of financial condition is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. Management of the liability mix of the statement of financial condition focuses on expanding the various funding sources.

    In theory, interest rate risk can be diminished by maintaining a nominal level of interest rate sensitivity. In practice, this is made difficult by a number of factors including cyclical variation in loan demand, different impacts on interest-sensitive assets and liabilities when interest rates change, and the availability of funding sources. Accordingly, we undertake to manage the interest-rate sensitivity gap by adjusting the maturity of and establishing rates on the earning asset portfolio and certain interest-bearing liabilities commensurate with management's expectations relative to market interest rates. Additionally, management may employ the use of off balance sheet instruments, such as interest rate swaps or caps, to manage its exposure to interest rate movements. Management generally attempts to maintain a balance between rate-sensitive assets and liabilities as the exposure period is lengthened to minimize our overall interest rate risk.

    The interest rate sensitivity position as of December 31, 2000 is presented below in the table "Rate Sensitivity Analysis." Assets and liabilities are scheduled based on maturity or repricing data except for mortgage loans and mortgage backed securities that are based on prevailing prepayments assumptions and core deposits which are based on core deposit studies done for banks in the Mid-Atlantic region. The difference between rate-sensitive assets and rate-sensitive liabilities or the interest rate sensitivity gap, is shown at the bottom of the table. As of December 31, 2000, our interest sensitive liabilities exceeded interest sensitive assets within a one year period by $32.5 million or 4.8% of total assets, compared to $112.0 million or 18.2% of total assets at December 31, 1999. The decrease in the interest rate sensitivity gap occurred due to the lower levels of longer term fixed rate investment securities as well as the purchase of an off balance sheet hedge, which is discussed in greater detail below.

    In addition to the use of interest rate sensitivity reports, we test our interest rate sensitivity through the deployment of simulation analysis. Earnings simulation models are used to estimate what effect specific interest rate changes would have on our net interest income and net income. Derivative financial instruments, such as interest rate caps, are included in the analysis. Changes in prepayments have been included where changes in behavior patterns are assumed to be significant to the simulation, particularly mortgage related assets. Call features on certain securities and borrowings are based on their call probability in view of the projected rate change. At December 31, 2000, our estimated earnings sensitivity profile reflected a minimal sensitivity to interest rate changes. Based on an assumed increase of 200 basis points over a one year period, our net interest income would decrease by 2% if rates were to increase and decrease by 1% if rates were to decline.

    The Bank purchased an interest rate cap during 2000 to hedge a portion of its borrowing position, and thereby protect a portion of the Bank's exposure to increasing interest rates. The interest rate cap purchased had a notional amount of $50.0 million and a maturity of March 22, 2002 and is based on a cap rate of 6.75%. The notional amount represents the unit of measure to determine payments, and is not an exchange of principal. Any credit risk is equal to the fair value of the cap if the counterparty fails to perform, which is usually a small percentage of the notional amount. Counterparty risk is mitigated by executing transactions with highly rated counterparties using International Derivatives Association Master Agreements. Cap payments are made quarterly, and are based upon three-month LIBOR (London Inter Bank Offering Rate). To the degree three-month LIBOR exceeds 6.75% at the quarterly measurement periods, the Bank receives payments based on the difference between three-month LIBOR and the cap rate of 6.75% with the notional amount representing the unit of measure to determine the payment. The interest rate cap was purchased for $127,500 and is being amortized using the straight-line method. As of December 31, 2000, the unamortized portion of the interest rate cap totaled $106,000 and had a fair value of $4,000.

Rate Sensitivity Analysis:

	As of December 31, 2000
	180 Days Or Less	181 Days- One Year	One-Five Years	Five-Ten Years	Longer Than 10 Years or Non- Sensitive	Total
Interest-earning assets:
Interest-bearing deposits	$6,344	$—	$—	$—	$—	$6,344
Investment securities	14,197	11,927	52,379	34,338	43,894	156,735
Loans held for sale	35,821	—	—	—	—	35,821
Loans	199,501	49,006	153,577	23,522	4,392	429,998

Total interest-earnings assets	$255,863	$60,933	$205,956	$57,860	$48,286	$628,898

Interest-bearing liabilities:
Savings	$1,273	$1,291	$10,990	$15,549	$—	$29,103
NOW accounts	1,615	1,625	13,373	17,684	—	34,297
Money market accounts	154,112	1,474	12,489	—	—	168,075
Certificates	64,572	40,786	70,309	—	—	175,667
Borrowings	82,048	517	5,000	60,000	21,450	169,015

Total interest-bearing liabilities	303,620	45,693	112,161	93,233	21,450	576,157

Interest rate sensitive gap	$(47,757)	$15,240	$93,795	$(35,373)	$26,836	$52,741

Cumulative interest rate gap	$(47,757)	$(32,517)	$61,278	$25,905	$52,741

Ratio of rate sensitive assets to rate sensitive liabilities	84%	133%	184%	62%	225%

    Liquidity describes our ability to meet the financial obligations that arise out of the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of the Bank's customers and to fund current and planned expenditures. Liquidity is derived from increased customer deposits, the maturity distribution of the investment portfolio, loan repayment and income from earning assets. Our loan to deposit ratio was 90.2% and 89.4% for December 31, 2000 and 1999, respectively. Funds received from new and existing depositors provided a large source of liquidity for the years ended December 31, 2000 and 1999. The Bank seeks to rely primarily on core deposits from customers to provide stable and cost-effective sources of funding to support loan growth. The Bank also seeks to augment such deposits with longer term and higher yielding certificates of deposit. Certificates of deposit of $100,000 or more are summarized below by maturity in the table "Maturity of Time Deposits $100,000 or More." To the extent that deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short-term funds market. Longer term funding requirements can be obtained through advances from the FHLB. The Bank maintains lines of credit with the FHLB of $175.0 million, with a remaining availability of $104.2 million. The Bank maintains other lines of credit with a remaining availability of $240.0 million.

    The Bank's investment securities portfolio includes $127.0 million of mortgage-backed securities that provide significant cash flow each month. The entire investment portfolio is classified as available for sale, is readily marketable, and is available to meet liquidity needs. The Bank's residential real estate portfolio includes loans, which are underwritten to secondary market criteria, and provide an additional source of liquidity. Approximately $18.8 million of residential real estate loans were sold into the secondary market in 2000. Additionally, the Bank's residential construction loan portfolio provides a source of liquidity as construction periods generally range from six to 12 months, and these loans are subsequently financed with permanent first mortgages and sold into the secondary market. Management is not aware of any known trends, demands, commitments, or uncertainties that are reasonably likely to result in material changes in liquidity.

Deposits

    The Bank uses deposits as the primary source of funding of its loans. The following table describes the maturity of time deposits of $100,000 or more at the dates indicated.

Maturity Of Time Deposits $100,000 Or More:

	December 31,
	2000	1999	1998
Under 3 months	$7,905	$4,600	$2,988
3 to 6 months	6,031	6,261	4,508
6 to 12 months	10,371	5,870	2,840
Over 12 months	16,038	18,327	7,790

Total	$40,345	$35,058	$18,126

    The Bank offers individuals and businesses a wide variety of accounts. These balances include checking, savings, money market and certificates of deposit and are obtained primarily from communities that the Bank serves. The Bank holds no brokered deposits. The following table details that average amount the average rate paid and the percentage of each category to total deposits for the years ended December 31, 2000, 1999 and 1998.

Average Deposit Composition And Cost:

	Year Ended December 31, 2000
	Average Balance	Average Rate	Percent of Total
NOW & money market savings deposits	$178,115	4.72%	41.9%
Regular savings deposits	27,376	2.78%	6.5%
Time deposits	161,904	5.57%	38.1%

Total interest-bearing deposits	367,395	4.95%	86.5%

Non interest-bearing demand deposits	57,377	—	13.5%

Total deposits	$424,772	4.28%	100.0%

	Year Ended December 31, 1999
	Average Balance	Average Rate	Percent of Total
NOW & money market savings deposits	$129,885	3.72%	40.7%
Regular savings deposits	19,140	2.76%	6.0%
Time deposits	123,228	5.23%	38.7%

Total interest-bearing deposits	272,253	4.33%	85.4%

Non interest-bearing demand deposits	46,473	—	14.6%

Total deposits	$318,726	3.70%	100.0%

	Year Ended December 31, 1998
	Average Balance	Average Rate	Percent of Total
NOW & money market savings deposits	$96,297	4.15%	43.1%
Regular savings deposits	10,427	2.69%	4.7%
Time deposits	85,895	5.60%	38.5%

Total interest-bearing deposits	192,619	4.71%	86.3%

Non interest-bearing demand deposits	30,661	—	13.7%

Total deposits	$223,280	4.07%	100.0%

    Total deposits as of December 31, 2000 were $476.9 million, compared to $368.8 million as of December 31, 1999, an increase of $108.1 million. While the main source of the increase was money market and time deposits, other types of deposits increased as well, including savings accounts, interest-bearing demand deposits, and noninterest-bearing demand deposits. These increases reflect management's growth strategy, which includes significant marketing and promotion and the development of a branching network.

Investment Securities

    The following table presents the composition of our securities portfolio as of December 31, 2000, 1999 and 1998:

Investment Securities:

	December 31,
	2000	1999	1998
Investment securities — available for sale:
Mortgage-backed securities	$126,985	$163,734	$163,099
Trust preferred securities	20,140	20,536	20,725
Agency bonds	5,008	4,836	—
Other bonds	600	350	100
U.S. Treasury securities	1,008	—	—
Equity securities	2,994	2,439	3,773

Total investment securities — available-for-sale	$156,735	$191,895	$187,697

Investment securities — held to maturity:
U.S. Treasury securities	—	—	5,502
Certificates of deposit	—	—	—

Total investment securities — held to maturity	—	—	5,502

Total investment securities	$156,735	$191,895	$193,199

Short-Term Borrowings

    Short-term borrowings consist of short-term promissory notes issued to certain qualified investors, short-term repurchase agreements and borrowings from the FHLB. The short-term promissory notes were in the form of commercial paper, which repriced daily and had maturities of 270 days or less. Short-term repurchase agreements were priced at origination and are payable in one year or less. Short-term borrowings from FHLB outstanding during 2000 and 1999 had maturities of one year or less and can be prepaid without penalty.

Short-Term Borrowings:

	December 31,
	2000	1999	1998
Amount outstanding at year end:
FHLB Short-term advances	$5,775	$7,300	$19,700
Short-term promissory notes	27,874	22,439	22,014
Short-term repurchase agreements and other short-term borrowing	38,916	12,840	14,450
Weighted average interest rates at year-end:
FHLB Short-term advances	6.87%	4.55%	4.95%
Short-term promissory notes	4.41%	4.01%	3.72%
Short-term repurchase agreements and other short-term borrowing	6.63%	5.58%	5.62%
Maximum outstanding at any month-end:
FHLB Short-term advances	$64,000	$32,300	$19,700
Short-term promissory notes	29,516	29,705	32,030
Short-term repurchase agreements and other short-term borrowing	44,767	22,958	14,450
Average outstanding:
FHLB Short-term advances	$32,175	$7,844	$4,615
Short-term promissory notes	22,257	18,474	11,149
Short-term repurchase agreements and other short-term borrowing	28,116	15,828	5,693
Weighted average interest rate during the year:
FHLB Short-term advances	6.50%	5.61%	5.61%
Short-term promissory notes	4.31%	3.79%	3.96%
Short-term repurchase agreements and other short-term borrowing	5.95%	5.60%	5.97%

Impact of Inflation and Changing Prices

    The consolidated financial statements and notes thereto presented elsewhere herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike most industrial companies, nearly all of our assets are monetary in nature. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Financial Review 1999/1998

    For the year ended December 31, 1999, we recorded net income of $877,000 or $0.28 per basic share, compared to net income of $1.1 million income or $0.36 per basic share in 1998. The per share amounts have been adjusted for the 10% stock dividend effected in June, 1998. The results for 1998 include income tax benefits of $963,000. On a pre-tax basis, net income equaled $1.4 million for 1999, compared to $160,000 for 1998.

    Net interest income for 1999 increased $5.6 million or 46.8% from 1998 and average earning assets grew $196.2 million or 60.1% over the prior year. The net interest margin decreased 30 basis points from 3.68% to 3.38% primarily because of the decline in average loans as a percentage of average earning assets from 61.2% in 1998 to 60.7% in 1999.

    The provision for loan losses decreased from $1.2 million in 1998 to $785,000 in 1999. The allowance for loan losses at December 31, 1999 represented 1.01% of outstanding loans, compared with 1.10% as of December 31, 1998. Net charge-offs were $139,000 in 1999, compared to $150,000 in 1998.

    Total noninterest income increased 29.8% to $7.3 million. The major reason for the increase was an increase in service fees on deposits and ATM fees of 50.6% as a result of increases in demand deposit account volume of 51.2% and some pricing increases. Other operating income increased 48.1% due primarily to increased mortgage banking fees, higher loan fees, and miscellaneous cash management fees. Gain on sale of loans increased 32.1% as a result of the expansion of mortgage banking activities and increased origination and sales.

    Our noninterest expenses increased 40.0% to $22.7 million in 1999. Salaries and benefits increased 50.1% to $11.5 million as a result of additional staffing in the retail branches and mortgage banking offices due to the Bank's expansion programs. Also, additional employees were added to support the loan and deposit growth. Occupancy cost grew by 58.4% or $1.1 million. This increase was due to the additional branches as well as additional space requirements at the headquarters building, due to staff expansion. Advertising expense grew by $345,000 or 50.5% because of management's decision to increase public awareness through television radio and print media. The increase in other expenses is primarily due to additional branch locations, expansion of FMMC, and higher volume of loans, deposits and transactions.

    We recorded an income tax expense of $510,000 in 1999, while a tax benefit of $963,000 was recorded in 1998.

Capital Resources

    Stockholders' equity at June 30, 2001 totaled just over $30.0 million, increasing $2.2 million from $27.8 million as of December 31, 2000. Stockholders' equity as of December 31, 1999 equaled $21.9 million. The significant increase in stockholders' equity over the past 18 months has been primarily due to improvement in accumulated other comprehensive loss, which decreased $3.7 million during 2000 and $1.3 million during the first six months of 2001. The change in accumulated other comprehensive loss reflects the increase in the value of our available for sale securities. As market interest rates have declined over the past 18 months, the value of available for sale securities has increased due to their longer term fixed-rate characteristics. Stockholders' equity has also been increased by net income of $640,000 for 2000 and $813,000 for the first six months of 2001. In December of 2000, we raised $1.5 million through a private placement of common stock to a group of persons consisting primarily of members of our board of directors and executive management. In addition, we received $93,000 and $196,000 in consideration for shares issued in connection with our employee stock purchase plan during the six months ended June 30, 2001 and the fiscal year ended December 31, 2000, respectively.

    The board of directors discontinued the payment of cash dividends early in 2000 to retain capital to fund anticipated asset growth and does not intend to reinstate a cash dividend until earnings are sufficient to generate adequate capital to support projected growth. The last cash dividend ($0.02 per share or $63,000) was paid on February 29, 2000. In addition to the board's current policy on dividends, the Revised Memoranda into which we entered with the FRBR, the FDIC, and the Maryland Commissioner require us to submit plans to improve earnings and maintain capital levels commensurate with our growth plans. We also agreed not to incur any additional debt without the approval of the FRBR. Further, all bank holding companies are subject to the FRB's policy statement dated November 14, 1985, which permits the payment of dividends only out of the past year's earnings, and then only if the institution's prospective rate of earnings retention appears consistent with its capital needs, asset quality, and overall financial condition.

    Banking regulatory authorities have implemented strict capital guidelines directly related to the credit risk associated with an institution's assets. Banks and bank holding companies are required to maintain capital levels based on their "risk adjusted" assets so that categories of assets with higher "deemed" credit risks will require more capital support than assets with lower risk. Additionally, capital must be maintained to support certain off-balance sheet instruments.

    Capital is classified as Tier 1 (common stockholders' equity less certain intangible assets plus a portion of trust preferred securities) and Total Capital (Tier 1 plus the allowance for credit losses and the portion of trust preferred securities not permitted to be included in Tier 1 capital). Tier 1 capital levels must equal or exceed 4% of risk adjusted assets, and Total capital must equal or exceed 8% of risk adjusted assets. In addition, institutions must also maintain Tier 1 capital that equals or exceeds 4% of average total assets for the prior quarter (Tier 1 capital leverage ratio).

    Our capital position is presented in the following Table:

Capital Ratios:

	Six Months Ended June 30,
			December 31,			Minimum Requirements for Capital Adequacy	To be Well Capitalized Under FDICIA
	2001	2000	2000	1999	1998
Total capital to risk weighted assets	11.46%	13.14%	12.33%	14.64%	18.89%	8.00%	10.00%
Tier 1 capital to risk weighted assets	8.36%	9.38%	8.98%	10.48%	13.54%	4.00%	6.00%
Tier 1 capital leverage ratio	5.99%	5.98%	6.04%	6.37%	8.06%	4.00%	5.00%

    While stockholders' equity has increased significantly over the past 18 months, regulatory capital ratios have decreased. As noted above, most of the increase in stockholders' equity was due to the improvement in accumulated other comprehensive loss, which is carried as a separate component of stockholders equity in the statement of condition. This component of stockholders' equity is excluded from capital for the purposes of computing regulatory capital and, therefore, does not impact capital ratios. The decline in capital ratios has occurred because assets (and risk adjusted assets) have grown at a faster rate than the qualifying components of regulatory capital.

    To date, we have satisfied our capital requirements mainly through the funds received for our securities offerings. In the future, we may consider raising capital from time to time through an offering of common stock or other securities. As reflected in the table above, "Capital Ratios," we exceeded our capital adequacy requirements and meet the requirements for "well capitalized" status under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). The Bank also maintains capital levels that qualify for "Well Capitalized" status under current regulatory guidelines. See note 14 to the consolidated financial statements for more detailed information on the Bank's capital adequacy ratios. We continue to monitor our capital adequacy to assure that we exceed regulatory capital requirements.

BUSINESS

General

    We are a bank holding company whose business is conducted primarily through our wholly-owned subsidiary, First Mariner Bank, and its wholly-owned subsidiary, First Mariner Mortgage Corporation. The Bank, which was formed in 1995 through the mergers of several local community banks, serves central Maryland and portions of Maryland's Eastern Shore; FMMC, formed in 1995, also serves portions of Virginia. Both the Bank and FMMC are headquartered in Baltimore City.

    The Bank, whose deposits are insured by the FDIC, is an independent community bank engaged in the general commercial banking business, with particular attention and emphasis on the needs of individuals and small to mid-sized businesses. We deliver a wide range of financial products and services that are offered by many of our larger competitors. Our products and services include traditional deposit products, a variety of consumer and commercial loans, residential and commercial mortgage and construction loans, money transfer services, non-deposit investment products, and Internet banking and similar services. Most importantly, we provide our customers with access to local Bank officers who are empowered to act with flexibility to meet customers' needs in an effort to foster and develop long-term loan and deposit relationships. We conduct our residential lending operations through FMMC.

    Since our formation in 1995, we have focused on growing our operational and retail distribution infrastructure to create a platform through which we can generate assets and deposits. At its inception, the Bank had 20 employees, four full service branches and two ATMs in the Baltimore region, with total assets of $35.2 million, loans of $20.4 million, and deposits of $24.6 million. Since that time, we have grown assets at an average compound annual growth rate of 65%. At June 30, 2001, the Bank had 321 employees, 25 full service branches, and 31 ATMs, with total assets of $714.7 million, loans of $449.3 million, and deposits of $505.8 million. FMMC began operations with three employees and one office in Baltimore City. At June 30, 2001, FMMC had 146 employees and 13 offices, and it originated $388.9 million in first mortgage and residential construction loans during the six months ended June 30, 2001. For the six-month period ended June 30, 2001, our net income was $813,000, compared to $240,000, $443,000 and $305,000 for the same periods in 2000, 1999 and 1998, respectively.

    Our executive offices are located at 1801 South Clinton Street, Baltimore, Maryland 21224, and our telephone number is (410) 342-2600.

Business Strategy

    Our initial strategy involved building a network of traditional branches and ATMs to capture market share and build a community franchise for our stockholders, customers and employees. We are now focusing on growing our assets and earnings by capitalizing on the broad network of Bank branches, mortgage offices, and ATMs that we established during our infrastructure expansion phase. We believe our current strategy to grow assets and increase profitability will not require substantial expansion of our existing infrastructure.

    To continue asset growth and profitability, our marketing strategy is targeted to:

  •
  Capitalize on our personal relationship approach that we believe differentiates us from our larger competitors;

  •
  Provide customers with access to our local executives who make key credit and other decisions;

  •
  Pursue commercial lending opportunities with small to mid-sized businesses that are underserved by our larger competitors;

  •
  Develop innovative financial products and services to generate additional sources of revenue;

  •
  Cross-sell our products and services to our existing customers to leverage our relationships and enhance profitability;

  •
  Review branch performance from time to time to evaluate possible consolidations that may increase our efficiency; and

  •
  Adhere to our rigorous credit standards to maintain the continued quality of assets as we implement our growth strategy.

Banking Services

    Commercial Banking.  The Bank focuses its commercial loan originations on small and mid-sized business (generally up to $20.0 million in annual sales) and such loans are usually accompanied by significant related deposits. Commercial loan products include residential and commercial real estate construction loans; working capital loans and lines of credit; demand, term and time loans; and equipment, inventory and accounts receivable financing. The Bank offers a range of cash management services and deposit products to its commercial customers. Computerized banking is currently available to the Bank's commercial customers.

    Retail Banking.  The Bank's retail banking activities emphasize consumer deposit and checking accounts. An extensive range of these services is offered by the Bank to meet the varied needs of its customers from young persons to senior citizens. In addition to traditional products and services, the Bank offers contemporary products and services, such as debit cards, mutual funds and annuities, and Internet banking and electronic bill payment services. Consumer loan products offered by the Bank include home equity lines of credit, fixed rate second mortgages, new and used auto loans, new and used boat loans, overdraft protection, and unsecured personal credit lines.

    Mortgage Banking.  The Bank's mortgage banking business is structured to provide a source of fee income largely from the process of originating product for sale on the secondary market, as well as the origination of loans to be held in the Bank's loan portfolio. Mortgage banking capabilities include origination through the Federal Housing Administration ("FHA") and/or the federal Veterans Administration ("VA"); conventional and nonconforming mortgage underwriting; and construction and permanent financing. The Bank intends to improve its competitive position in this market by streamlining the mortgage underwriting process through the introduction of advanced technology.

    Community Reinvestment Act.  The Bank has a strong commitment to its responsibilities under the federal Community Reinvestment Act (the "CRA") and actively searches for opportunities to meet the development needs of all members of the community it serves, including persons of low to moderate income in a manner consistent with safe and sound banking practices. The Bank currently fulfills this commitment by participating in loan programs sponsored or guaranteed by the United States Small Business Administration, the FHA, the VA, the federal Community Development Act, the Maryland Industrial Development Financing Authority, and the Settlement Expense Loan Program.

Lending Activities

    Loan Portfolio Composition.  At June 30, 2001, the Bank's loan portfolio totaled $449.3 million, representing approximately 63% of our total assets of $714.7 million. For a discussion of our loan portfolio, see "Management's Discussion of Financial Condition and Results of Operation, Six Months Ended June 30, 2001 and 2000—Financial Condition."

    Commercial Loans.  The Bank originates secured and unsecured loans for business purposes, but less than one percent of all commercial loans are unsecured. Loans are made to provide working capital to businesses in the form of lines of credit, which may be secured by real estate, accounts receivable, inventory, equipment or other assets. The financial condition and cash flow of commercial borrowers are closely monitored by the submission of corporate financial statements, personal financial statements and income tax returns. The frequency of submissions of required financial information depends on the size and complexity of the credit and the collateral that secures the loan. It is the Bank's general policy to obtain personal guarantees from the principals of the commercial loan borrowers.

    Real Estate Development and Construction Loans.  At June 30, 2001, the Bank's real estate development and construction loan portfolio totaled $38.9 million. For a discussion of our real estate development and construction loan portfolio, see "Management's Discussion of Financial Condition and Results of Operation, Six Months Ended June 30, 2001 and 2000—Financial Condition."

    The Bank provides interim real estate acquisition development and construction loans to builders, developers, and persons who will ultimately occupy the single family dwellings. Real estate development and construction loans to provide interim financing on the property are based on acceptable percentages of the appraised value of the property securing the loan in each case. Real estate development and construction loan funds are disbursed periodically at pre-specified stages of completion. Interest rates on these loans are generally adjustable. The Bank carefully monitors these loans with on-site inspections and control of disbursements.

    Loans to individuals for the construction of their primary residences are typically secured by the property under construction, frequently include additional collateral (such as second mortgage on the borrower's present home), and commonly have maturities of nine to 12 months.

    Loans to residential builders are for the construction of residential homes for which a binding sales contract exists and the prospective buyers have been pre-qualified for permanent mortgage financing. Development loans are made only to developers with a proven track record. Generally, these loans are extended only when the borrower provides evidence that the lots under development will be sold to builders satisfactory to the Bank.

    Development and construction loans are secured by the properties under development or construction and personal guarantees are typically obtained. Further, to assure that reliance is not placed solely in the value of the underlying property, the Bank considers the financial condition and reputation of the borrower and any guarantors, the amount of the borrowers equity in the project, independent appraisals, costs estimates and pre-construction sale information.

    Residential Real Estate Mortgage Loans.  The Bank's wholly-owned subsidiary, FMMC, originates adjustable and fixed-rate residential mortgage loans. Such mortgage loans are generally originated under terms, conditions and documentation acceptable to the secondary mortgage market. The Bank will place some of these loans into its portfolio, although the substantial majority are sold to investors.

    Commercial Real Estate Mortgage Loans.  The Bank originates mortgage loans secured by commercial real estate. Such loans are primarily secured by office buildings, retail buildings, warehouses and general purpose business space. Although terms may vary, the Bank's commercial mortgages generally have maturities of five years or less.

    The Bank seeks to reduce the risks associated with commercial mortgage lending by generally lending in its market area and obtaining periodic financial statements and tax returns from borrowers. It is also the Bank's general policy to obtain personal guarantees from the principals of the borrowers and assignments of all leases related to the collateral.

    Consumer Loans.  The Bank offers a variety of consumer loans. These loans are typically secured by residential real estate or personal property, including automobiles and boats. Home equity loans (closed-end and lines of credit) are typically made up to 80% of the appraised value of the property securing the loan in each case, less the amount of any existing prior liens on the property, and generally have maximum terms of 10 years, although the Bank does offer a 90% loan to value product if certain conditions related to the borrower and property are satisfied. The interest rates on closed-end home equity loans are generally fixed, while interest rates on home equity lines of credit are variable.

Credit Administration

    The Bank's lending activities are subject to written policies approved by the board of directors to ensure proper management of credit risk. Loans are subject to a well defined credit process that includes credit evaluation of borrowers, risk-rating of credits, establishment of lending limits and application of lending procedures, including the holding of adequate collateral and the maintenance of compensating balances, as well as procedures for on-going identification and management of credit deterioration. Regular portfolio reviews are performed to identify potential underperforming credits, estimate loss exposure, and to ascertain compliance with the Bank's policies. For significant problem loans, management review consists of evaluation of the financial strengths of the borrower and the guarantor, the related collateral and the effects of economic conditions.

    The Bank's loan approval policy provides for various levels of individual lending authority. The maximum lending authority granted by the Bank to any one individual is $500,000. The loan committee of the board of directors is authorized to approve loans up to the Bank's legal lending limit, which currently approximates $7.7 million as of June 30, 2001. The Bank has established an in-house limit of $2.5 million, which is reviewed periodically by the board of directors.

    The Bank generally does not make commercial or consumer loans outside its market area unless the borrower has an established relationship with the Bank and conducts its principal business operations within the Bank's market area. Consequently, the Bank and its borrowers are affected by the economic conditions prevailing in its market area.

Related Party Transactions

    At June 30, 2001, we had $449.0 million in total loans outstanding. In the ordinary course of business, the Bank makes loans to our directors and their affiliates and to policy-making officers, all of which are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions and do not involve more than the normal risk of collectibility. Also included in our portfolio are loans outstanding from the Company to Edwin F. Hale, Sr. in the aggregate amount of $2.8 million at October 2, 2001, which loans do not involve more than the normal risk of collectibility and bear interest and are collateralized on terms prevailing for comparable transactions.

Competition

    We operate in a competitive environment, competing for deposits and loans with commercial banks, thrifts and other financial entities. Principal competitors include other community commercial banks and larger financial institutions with branches in the Bank's market area. Numerous mergers and consolidations involving banks in the Bank's market area have occurred recently, requiring the Bank to compete with banks with greater resources.

    The primary factors in competing for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations and office hours. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market funds and other investment alternatives. The primary factors in competing for loans are interest rates, loan origination fees, the quality and range of lending services and personalized services. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. The Bank also competes with money market mutual funds for deposits. Many of the financial institutions operating in the Bank's market area offer certain services such as trust and international banking, which the Bank does not offer, and have greater financial resources or have substantially higher lending limits than does the Bank.

    To compete with other financial services providers, the Bank principally relies upon local promotional activities, personal relationships established by officers, directors and employees with its customers and specialized services tailored to meet its customers' needs. In those instances where the Bank is unable to accommodate a customers' needs, the Bank will arrange for those services to be provided by other banks with which it has a relationship.

    Current banking laws facilitate interstate branching and merger activity among banks. Since September, 1995, certain bank holding companies are authorized to acquire banks throughout the United States. In addition, on and after June 1, 1997, certain banks are permitted to merge with banks organized under the laws of different states. More recent legislation has increased the range of, and limits upon, the activities in which certain financial institutions may engage. On and after March 11, 2000, a qualified bank holding company that elects to become a "financial holding company," and, to a lesser extent, a "financial subsidiary" of a national bank, may provide a wide array of financial services that are not permitted for other companies, like us, that control a FDIC insured financial institution. Because of these laws, competition in the banking industry has increased, and we may be brought into competition with institutions with which we do not presently compete. As a result, intense competition in the Bank's market area may be expected to continue for the foreseeable future.

DESCRIPTION OF SECURITIES

Common Stock

    We have 20,000,000 shares of authorized common stock, par value $0.05 per share. At October 2, 2001, we had 2,899 stockholders and 3,635,355 shares of the common stock were issued and outstanding. The outstanding shares of common stock are fully paid and nonassessable. The shares of common stock offered in this offering will, upon their purchase, be fully paid and nonassessable. The holders of our common stock have one vote per share in all proceedings in which action shall be taken by our stockholders. We anticipate that the shares to be issued in this offering will be quoted on The NASDAQ National Market under the symbol "FMAR."

Options and Warrants

    At October 2, 2001, there were outstanding warrants to purchase 860,376 shares of our common stock at an exercise price of $9.09, and there were options to purchase 372,870 shares of our common stock at an average exercise price of $7.75 per share. The warrants begin to expire in 2004, and the options begin to expire in 2005. Holders of the warrants have no rights to have the underlying shares registered under the Securities Act of 1933, as amended ("Securities Act"). The shares issuable under our stock option plans have all been registered. The number of shares that may be purchased upon the exercise of the warrants or options will be adjusted in the event of a reclassification, recapitalization or other adjustment to the outstanding common stock. Furthermore, the options provide that, upon the occurrence of an "Extraordinary Event" such as a tender offer, a sale or transfer of more than 50% in value of our assets, or a merger, consolidation or share exchange, or upon our liquidation, all options granted under our stock option plans will vest and become fully exercisable. The exercise of any of these warrants or options will result in a dilution of the percentage of the shares of our common stock owned by each purchaser of the common stock in this offering.

Preferred Stock

    Our Articles provide that the board of directors may, without the approval of the stockholders, authorize and issue preferred stock in one or more classes with such designations, powers, preferences, and relative, participating, optional and other rights, qualifications, limitations, and restrictions as the directors may determine, including the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference. Any class of preferred stock may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any such shares of preferred stock may have class voting rights. We do not have any shares of preferred stock outstanding. Issuances of preferred stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of our common stock. For example, the issuance of any preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock, and, in certain circumstances, such issuances could have the effect of decreasing the market price of our common stock. We have no current plan to issue any shares of preferred stock.

Mariner Trust Preferred Securities

    MCT issued 2,145,000 Mariner Trust Preferred Securities in June of 1998. These securities have a liquidation amount of $10.00 per security. MCT used the proceeds from the sale of these securities, along with the proceeds from the sale to us of all of its common stock, to purchase at par $22.1 million of our 8.3% junior subordinated debentures due June 30, 2028. Distributions on the Mariner Trust Preferred Securities are payable from interest payments received by MCT from our subordinated debentures. These distributions are payable quarterly at a rate of 8.3% of the liquidation amount, subject to our option to defer interest payments for up to five years under certain conditions. Therefore, payments to be made by MCT on the Mariner Trust Preferred Securities are dependent on payments that we make under our subordinated debentures. We have fully and unconditionally guaranteed MCT's obligations under the Mariner Trust Preferred Securities. We may redeem our subordinated debentures at par, and, in that case, MCT may redeem the Mariner Trust Preferred Securities at their liquidation amount, at any time after June 30, 2003.

Rights to Dividends

    So long as we are not in default and have not deferred our obligation to make payments of interest in connection with the Mariner Trust Preferred Securities, and subject to any prior rights of holders of preferred stock then outstanding, the holders of our common stock will be entitled to dividends when, as, and if declared by our board of directors out of funds legally available for dividends. Under the Maryland General Corporation Law, dividends may be legally declared or paid only if, after their payment, we can pay our debts as they come due in the usual course of business, and then only if our total assets equal or exceed the sum of our liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock then outstanding whose preferential rights are superior to those receiving the distribution.

Rights Upon Liquidation

    In the event of our voluntary or involuntary liquidation or dissolution, or the winding-up of our affairs, our assets will be applied first to the payment, satisfaction and discharge of our existing debts and obligations, including the necessary expenses of dissolution or liquidation, then to satisfy any senior rights of holders of our preferred securities, if any, and then pro rata to the holders of our common stock. We have guaranteed the payment of distributions to holders of the Mariner Trust Preferred Securities. Therefore, our debts and obligations to be satisfied upon our liquidation or winding-up will include, to the extent MCT is unable to do so, any amounts owed to the holders of the Mariner Trust Preferred Securities, and we will be required to make these payments out of our assets before we can make any payments to the holders of our common stock.

General Voting Requirements

    Except as described in the next section regarding certain supermajority voting requirements, the affirmative vote of the holders of a majority of the shares of common stock entitled to vote is required to approve any action for which stockholder approval is required. A sale or transfer of substantially all of our assets, liquidation, merger, consolidation, reorganization, or similar extraordinary corporate action requires the affirmative vote of 80% of the shares of common stock entitled to vote thereon. See "Supermajority Voting Requirements; Anti-Takeover Measures" below.

Supermajority Voting Requirements; Anti-Takeover Measures

    Generally, our Articles and Bylaws contain certain provisions designed to enhance the ability of the board of directors to deal with attempts to acquire control of the Company. These provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts that have not been approved by the board of directors (including takeovers that certain stockholders may deem to be in their best interest). These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of stockholders, and could potentially adversely affect the market price.

    The following discussion briefly summarizes protective provisions contained in the Articles and Bylaws. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions, and is qualified in its entirety by reference to the Articles and Bylaws.

    Staggered Board Terms.  The Articles provide that the board of directors be divided into three classes of directors, one class to be originally elected for a term expiring at the next annual meeting of stockholders in 2002, another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2003 and another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2004, with each director to hold office until its successor is duly elected and qualified. Directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person's successor is duly elected and qualified. This provision cannot be amended without the affirmative vote of holders of at least 80% of the shares of the Company's common stock entitled to vote.

    The Bylaws provide that any directorships resulting from any increase in the number of directors and any vacancies on our board of directors resulting from death, resignation, disqualification, or removal, may be filled by the board of directors, acting by a majority of the directors then in office, even though less than a quorum, and any director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified. At each annual meeting of stockholders the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting. In addition, any director may be removed from office with or without cause by the affirmative vote of the holders of 80% of our capital stock entitled to vote on such matter, at any special meeting of stockholders duly called for such purpose.

    These provisions may preclude a third party from removing incumbent directors and simultaneously gaining control of the board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of the board. Accordingly, these provisions may discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Company.

    Stockholder Vote Required to Approve Business Combinations.  The Articles require the affirmative vote of holders of at least 80% of our common stock entitled to vote to approve certain business combinations. If board approval has been obtained, then the affirmative vote of holders of only a majority of our common stock entitled to vote would be required to approve the transaction. Business combinations subject to the supermajority voting requirements include (i) our merger or consolidation, or a merger or consolidation of any of our subsidiaries; (ii) the sale, exchange, transfer or other disposition (in one or a series of transactions) of substantially all of our assets or of the assets of one of our subsidiaries; and (iii) any offer for the exchange of securities of another entity for our securities. Any amendments to this provision would require the approval of holders of at least 80% of our common stock entitled to vote thereon.

    This provision would have the effect of making more difficult the accomplishment of a merger or the assumption of control of the Company by a stockholder, because a higher percentage of votes would be required to approve a business combination if the transaction is not approved by our board of directors. Our board of directors believes that we and our stockholders are best served when the board has the opportunity to objectively review and evaluate proposed transactions involving the Company, and that these provisions are desirable and in our best interests and our stockholders because they will deter potential acquirors from influencing a transaction that could result in stockholders receiving less than fair value for their shares. These provisions, however, may make more difficult the consummation of a transaction that has terms favorable to our stockholders.

Business Combinations

    Unless an exemption is available, the Maryland General Corporation Law prohibits certain "business combinations" (including any merger or similar transaction subject to a statutory stockholder vote and additional transactions involving transfers of assets or securities in specific amounts) between a Maryland corporation and certain "interested stockholders" for a period of five years after the most recent date on which that stockholder became an interested stockholder. For purposes of this prohibition, an "interested stockholder" is: (i) any person who, after the date on which the corporation has 100 or more beneficial owners of its stock, beneficially owns 10% or more of the voting power of the corporation's shares; and (ii) any affiliate of the corporation who, at any time within the two-year period prior to the date in question and after the date on which the corporation has 100 or more beneficial owners of its stock, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation, or an affiliate thereof. After that five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation; and (ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the interested stockholder with whom the business combination is to be effected, unless the corporation's stockholders receive a minimum price (as described in the Maryland General Corporation Law) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

    These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors prior to the time that the stockholder becomes an interested stockholder, or if our Articles are amended to specifically provide that we are not subject to the foregoing requirements. Under the Maryland General Corporation Law, such an amendment must be approved by an affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested stockholders.

Control Share Acquisitions

    The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the shares entitled to be voted on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

    A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an "acquiring person statement"), may compel the corporation's board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

    Unless the charter or bylaws provide otherwise, if voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement within 10 days following a control share acquisition then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. Moreover, unless the charter or bylaws provides otherwise, if voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to exercise or direct the exercise of a majority or more of all voting power, other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

Transfer Agent

    The transfer agent for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

    The sale, or availability for sale, of a substantial number of shares of common stock in the public market as a result of or following this offering could adversely affect the prevailing market price of our common stock and could impair our ability to raise additional capital through the sale of equity securities. At October 2, 2001, a total of 2,598,059 shares of our common stock were issued and outstanding and held as freely-tradable by persons who are not affiliates of the Company. As of the same date, a total of 1,037,296 shares of common stock were issued and outstanding and held by our directors and executive officers, all of whom are affiliates of the Company. The shares issued in this offering will be freely-tradable by person who are not affiliates of the Company. Our directors and executive officers have agreed that, for a period of 90 days after the closing of this offering, they will not sell, offer for sale or take any action that may constitute a transfer of shares of common stock that they now own or may purchase in this offering.

    At October 2, 2001, there were 372,870 shares of our common stock subject to options, most of which are held by affiliates and are subject to volume limitations on resale. At the same date, there were also 860,376 shares of common stock subject to outstanding warrants, all of which are restricted under Rule 144 of the Securities Act. Finally, at October 2, 2001, there were 41,785 shares of our common stock reserved for issuance pursuant to our employee stock purchase plan, all of which have been registered under the Securities Act.

SUPERVISION AND REGULATION

General

    We are extensively regulated under federal and state law. Generally, these laws and regulations are intended to protect depositors, not stockholders. The following is a summary description of certain provisions of certain laws that affect the regulation of bank holding companies and banks. The discussion is qualified in its entirety by reference to applicable laws and regulations. Changes in such laws and regulations may have a material effect on our business and prospects, as well as those of the Bank.

Federal Bank Holding Company Regulation and Structure

    We are a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended, and, as such, we are subject to regulation, supervision, and examination by the FRB. We are required to file annual and quarterly reports with the FRB and to provide the FRB with such additional information as it may require. The FRB may examine us and our subsidiaries.

    With certain limited exceptions, we are required to obtain prior approval from the FRB before acquiring direct or indirect ownership or control of more than 5% of any voting securities or substantially all of the assets of a bank or bank holding company, or before merging or consolidating with another bank holding company. In acting on applications for such approval, the FRB must consider various statutory factors, including among others, the effect of the proposed transaction on competition in the relevant geographical and product markets, each party's financial condition and management resources and record of performance under the CRA. Additionally, with certain exceptions any person proposing to acquire control through direct or indirect ownership of 25% or more of any of our voting securities is required to give 60 days' written notice of the acquisition to the FRB, which may prohibit the transaction, and to publish notice to the public.

    Generally, a bank holding company may not engage in any activities other than banking, managing or controlling its bank and other authorized subsidiaries, and providing services to these subsidiaries. With prior approval of the FRB, we may acquire more than 5% of the assets or outstanding shares of a company engaging in nonbank activities determined by the FRB to be closely related to the business of banking or of managing or controlling banks. Under current FRB regulations, such permissible nonbank activities include mortgage banking, equipment leasing, securities brokerage and consumer and commercial finance company operations.

    Subsidiary banks of a bank holding company are subject to certain quantitative and qualitative restrictions on extensions of credit to the bank holding company or its subsidiaries, investments in their securities, and the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit our ability to obtain funds from the Bank for our cash needs, including funds for the payment of dividends, interest and operating expenses. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, the Bank may not generally require a customer to obtain other services from itself or us, and may not require that a customer promise not to obtain other services from a competitor as a condition to and extension of credit to the customer. The FRB has ended the anti-tying rules for bank holding companies and their non-banking subsidiaries. Such rules were retained for banks.

    Under FRB policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to make capital injections into a troubled subsidiary bank, and the FRB may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank when required. A required capital injection may be called for at a time when the holding company does not have the resources to provide it. In addition, depository institutions insured by the FDIC can be held liable for any losses incurred by, or reasonably anticipated to be incurred by, the FDIC in connection with the default of, or assistance provided to, a commonly controlled FDIC-insured depository institution. Accordingly, in the event that any of our insured subsidiaries causes a loss to the FDIC, our other insured subsidiaries could be required to compensate the FDIC by reimbursing it for the estimated amount of such loss. Such cross guaranty liabilities generally are superior in priority to the obligations of the depository institution to its stockholders due solely to their status as stockholders and obligations to other affiliates.

State Bank Holding Company Regulation

    As a Maryland bank holding company, we are subject to various restrictions on its activities as set forth in Maryland law, in addition to those restrictions set forth in federal law. Under Maryland law, a bank holding company that desires to acquire a bank or bank holding company that has its principal place of business in Maryland must obtain approval from the Maryland Commissioner. Also, a bank holding company and its Maryland state-chartered bank or trust company cannot directly or indirectly acquire banking or nonbanking subsidiaries or affiliates until the bank or trust company receives the approval of the Maryland Commissioner.

Federal and State Bank Regulation

    Our banking subsidiary is a Maryland state-chartered trust company, with all the powers of a commercial bank regulated and examined by the Maryland Commissioner and the FDIC. The FDIC has extensive enforcement authority over the institutions it regulates to prohibit or correct activities that violate law, regulation or written agreement with the FDIC. Enforcement powers also regulate activities that are deemed to constitute unsafe or unsound practices. Enforcement actions may include the appointment of a conservator or receiver, the issuance of a cease and desist order, the termination of deposit insurance, the imposition of civil money penalties on the institution, its directors, officers, employees and institution-affiliated parties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the removal of or restrictions on directors, officers, employees and institution-affiliated parties, and the enforcement of any such mechanisms through restraining orders or other court actions.

    In its lending activities, the maximum legal rate of interest, fees and charges that a financial institution may charge on a particular loan depends on a variety of factors such as the type of borrower, the purpose of the loan, the amount of the loan and the date the loan is made. Other laws tie the maximum amount that may be loaned to any one customer and its related interest to capital levels. The Bank is also subject to certain restrictions on extensions of credit to executive officers, directors, principal stockholders or any related interest of such persons which generally require that such credit extensions be made on substantially the same terms as are available to third persons dealing with the Bank and not involve more than the normal risk of repayment.

    The CRA requires that, in connection with the examination of financial institutions within their jurisdictions, the FDIC evaluates the record of the financial institution in meeting the credit needs its communities including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered by all regulatory agencies in evaluating mergers, acquisitions and applications to open a branch or facility. As of the date of its most recent examination report, the Bank has a CRA rating of "Satisfactory."

    Under FDICIA, each federal banking agency is required to prescribe, by regulation, noncapital safety and soundness standards for institutions under its authority. The federal banking agencies, including the FDIC, have adopted standards covering internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. An institution that fails to meet those standards may subject the institution to regulatory sanctions if required by the agency to develop a plan acceptable to the agency, specifying the steps that the institution will take to meet the standards. We, on behalf of the Bank, believe that we meet substantially all standards that have been adopted. FDICIA also imposed new capital standards on insured depository institutions.

    Before establishing new branch offices, the Bank must meet certain minimum capital stock and surplus requirements. With each new branch located outside the municipal area of the Bank's principal banking office, these minimal levels increase by $120,000 to $900,000, based on the population size of the municipal area in which the branch will be located. Prior to establishment of the branch, the Bank must obtain Maryland Commissioner and FDIC approval. If establishment of the branch involves the purchase of a bank building or furnishings, the total investment in bank buildings and furnishings cannot exceed, with certain exceptions, 50% of the Bank's unimpaired capital and surplus.

Memoranda of Understanding with Our Regulators

    The Company entered into a memorandum of understanding with the FRBR during our 2000 fiscal year in which our board of directors agreed not to pay cash dividends or incur additional debt without prior FRBR approval, to reduce extensions of credit, to conserve cash, to monitor transactions with affiliates, to reduce interest rate risk, and to develop a capital plan. Likewise, the Bank entered into a memorandum of understanding with the FDIC and the Maryland Commissioner, which generally directed the Bank's board of directors to take corrective action to improve liquidity and reduce reliance on non-core funding, to improve internal controls and audit committee function, to implement procedures to review and approve transactions with affiliates, to develop a management and staffing plan, to adopt a revised investment policy, to improve oversight by the asset liability management committee, to develop a reasonable growth plan, and to develop a plan to increase the Bank's earnings and grow the Bank's capital.

    Immediately after entering into these memoranda, our board of directors and the Bank's board of directors devised and implemented a comprehensive strategy to comply with the requirements imposed by our regulators. As a result, the FRBR and the FDIC and Maryland Commissioner, respectively, subsequently issued the Revised Memoranda in our current fiscal year. In the revised memorandum issued by the FDIC and the Maryland Commissioner, the Bank's board of directors agrees to analyze and review our growth strategy and access to capital, including their impact on the Bank's earnings, to improve our operating performance and internal controls, and to monitor transactions with affiliates. In the revised memorandum issued by the FRBR, the Company's board of directors agrees not to incur additional debt at the parent level without prior FRBR approval, to ensure that our dividend policy complies with the November 14, 1985 policy statement issued by the FRB regarding the payment of dividends that is applicable to all bank holding companies, to conserve cash, to monitor transactions with affiliates, to reduce interest rate risk, and to develop a capital plan.

Deposit Insurance

    As a FDIC member institution, deposits of the Bank are currently insured to a minimum of $100,000 per category of ownership of depositor through the Savings Association Insurance Fund ("SAIF"), which is administered by the FDIC. Insured financial institutions are members of either SAIF or the Bank Insurance Fund ("BIF"). SAIF members generally are savings and loan associations or savings banks, including banks and trust companies that have converted from a savings and loan association or savings bank to a commercial bank or trust company or bank and trust companies that have acquired SAIF deposits. The Bank is a converted federal savings bank; therefore, its deposits are insured through SAIF. Mergers or transfers of assets between SAIF and BIF members generally are permitted with the assuming or resulting depository institution making payments of SAIF assessments on the portion of liabilities attributable to the SAIF-insured institution.

    The FDIC is required to establish the semi-annual assessments for BIF- and SAIF-insured depository institutions at a rate determined to be appropriate to maintain or increase the reserve ratio of the respective deposit insurance funds at or above 1.25% of estimated insured deposits or at such higher percentage that the FDIC determines to be justified for that year by circumstances raising significant risk of substantial future losses to the fund.

    This recapitalization has lowered the semi-annual assessments paid by the Bank as a SAIF member. Assessments are made on a risk-based premium system with nine risk classifications based on certain capital and supervisory measures. Financial institutions with higher levels of capital and involving a low degree of supervisory concern are assessed lower premiums than financial institutions with lower levels of capital or involving a higher degree of supervisory concern. Before the recapitalization, the rates assessable on SAIF-insured deposits ranged from $0.23 per $100 of domestic deposits to $0.31 per $100 of domestic deposits; the Bank's assessment stood at $0.23 per $100. Rates assessable to BIF members have been significantly lower at a range of $0.03 to $0.27 per $100, with the highest rated BIF institutions paying the statutory minimum of $2,000 per year. With recapitalization of SAIF, the assessment ranges for both BIF and SAIF institutions has decreased.

Limits on Dividends and Other Payments

    Our current ability to pay dividends is largely dependent upon the receipt of dividends from the Bank. Both federal and state laws impose restrictions on the ability of the Bank to pay dividends. Federal law prohibits the payment of a dividend by an insured depository institution like the Bank if the depository institution is considered "undercapitalized" or if the payment of the dividend would make the institution "undercapitalized." See "Federal Deposit Insurance Corporation Improvement Act of 1991" below. We do not anticipate that such provisions will be applied to the Bank. The FRB has issued a policy statement dated November 14, 1985 that provides that bank holding companies should pay dividends only out of the prior year's net income, and then only if their prospective rate of earnings retention appears consistent with their capital needs, asset quality, and overall financial condition. For a Maryland state-chartered bank or trust company, dividends may be paid out of undivided profits or, with the prior approval of the Maryland Commissioner, from surplus in excess of 100% of required capital stock. If however, the surplus of a Maryland bank is less than 100% of its required capital stock, cash dividends may not be paid in excess of 90% of net earnings. In addition to these specific restrictions, bank regulatory agencies also have the ability to prohibit proposed dividends by a financial institution that would otherwise be permitted under applicable regulations if the regulatory body determines that such distribution would constitute an unsafe or unsound practice.

Capital Requirements

    The FRB and FDIC have adopted certain risk-based capital guidelines to assist in the assessment of the capital adequacy of a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangement which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities to 100% for assets with relatively high credit risk, such as business loans.

    A banking organization's risk-based capital ratio is obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which include off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. "Tier 1," or core capital includes common equity, perpetual preferred stock (excluding auction rate issues), trust preferred securities (subject to certain limitations), and minority interest in equity accounts of consolidated subsidiaries (less goodwill and other intangibles), subject to certain exceptions. "Tier 2," or supplementary capital, includes, among other things limited-life preferred stock, hybrid capital instruments, mandatory convertible securities and trust preferred securities, qualifying and subordinated debt, and the allowance for loan and lease losses, subject to certain limitations and less required deductions. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. Banks and bank holding companies, subject to the risk-based capital guidelines are required to maintain a ratio of Tier 1 capital to risk-weighted assets of at least 4.00% and a ratio of total capital to risk-weighted assets of at least 8.00%. The appropriate regulatory authority may set higher capital requirements when particular circumstances warrant. At June 30, 2001, our ratio of Tier 1 to risk-weighted assets stood at 8.36%, and our ratio of total capital to risk-weighted assets stood at 11.46%. In addition to risk-based capital, banks and bank holding companies are required to maintain a minimum amount of Tier 1 capital to fourth quarter average assets, referred to as the leverage capital ratio, of at least 4.00%. At June 30, 2001, our leverage capital ratio stood at 5.99%.

    Federal banking agencies have adopted regulations specifying that the agencies will include, in their evaluations of a Bank's capital adequacy, an assessment of the Bank's interest rate risk ("IRR") exposure. The standards for measuring the adequacy and effectiveness of a banking organization's interest rate risk management includes a measurement of board of director and senior management oversight, and a determination of whether a banking organization's procedures for comprehensive risk management are appropriate to the circumstances of the specific banking organization. The Bank maintains IRR models that are used to measure and monitor IRR. Additionally, the regulatory agencies have been assessing IRR on an informal basis for several years. For these reasons, we do not expect the addition of IRR evaluation to the agencies' capital guidelines to result in significant changes in capital requirements for the Bank.

    Failure to meet applicable capital guidelines could subject a banking organization to a variety of enforcement actions, including limitations on its ability to pay dividends, the issuance by the applicable regulatory authority of a capital directive to increase capital and, in the case of depository institutions, the termination of deposit insurance by the FDIC, as well as to the measures described under "Federal Deposit Insurance Corporation Improvement Act of 1991" below, as applicable to undercapitalized institutions. In addition, future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of the Bank to grow and could restrict the amount of profits, if any, available for the payment of dividends to us.

Federal Deposit Insurance Corporation Improvement Act of 1991

    In December, 1991, Congress enacted FDICIA, which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to several other federal banking statutes. FDICIA provides for, among other things, (i) publicly available annual financial condition and management reports for financial institutions, including audits by independent accountants, (ii) the establishment of uniform accounting standards by federal banking agencies, (iii) the establishment of a "prompt corrective action" system of regulatory supervision and intervention, based on capitalization levels with more scrutiny and restrictions placed on depository institutions with lower levels of capital, (iv) additional grounds for the appointment of a conservator or receiver, and (v) restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements. FDICIA also provides for increased funding of the FDIC insurance funds and the implementation of risked-based premiums.

    A central feature of FDICIA is the requirement that the federal banking agencies take "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. Pursuant to FDICIA, the federal bank regulatory authorities have adopted regulations setting forth a five tiered system for measuring the capital adequacy of the depository institutions that they supervise. Under these regulations, a depository institution is classified in one of the following capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." An institution may be deemed by the regulators to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating with respect to asset quality, management, earnings or liquidity.

    FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a cash dividend) or paying any management fees to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. Significantly undercapitalized depository institutions may be subject to a number of other requirements and restrictions including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and stop accepting deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator, generally within 90 days of the date such institution is determined to be critically undercapitalized.

    FDICIA provides the federal banking agencies with significantly expanded powers to take enforcement action against institutions that fail to comply with capital or other standards. Such action may include the termination of deposit insurance by the FDIC or the appointment of a receiver or conservator for the institution. FDICIA also limits the circumstances under which the FDIC is permitted to provide financial assistance to an insured institution before appointment of a conservator or receiver.

Interstate Banking Legislation

    The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal") was enacted into law on September 29, 1994. Riegle-Neal authorized federal banking agencies to approve interstate bank merger transactions even if such transactions are prohibited by the laws of a state. An exception to such authorization arises if the home state of one of the banks that is a party to the merger transaction opted out of the merger provisions of Riegle-Neal by adopting a law after the date of the enactment of Riegle-Neal and prior to June 1, 1997. These laws must apply equally to all-out-of-state banks and expressly prohibit merger transactions involving out-of-state banks. Riegle-Neal also permits interstate branch acquisitions if the laws of the state where the branch is located permits interstate branch acquisitions. The interstate merger and branch acquisitions permitted by Riegle-Neal are subject to nationwide and statewide insured deposit limitations as described in Riegle-Neal. Riegle-Neal also authorizes the federal banking agencies to approve de novo interstate branching by national and state banks in states that specifically allow for such branching.

Financial Services Modernization

    Effective in pertinent part on March 11, 2000, GLBA revises the federal Bank Holding Company Act of 1956 and repeals the affiliation provisions of the federal Glass-Steagall Act of 1933, which, taken together, limited the securities, insurance and other non-banking activities of any company that controls a FDIC insured financial institution. Under GLBA, bank holding companies can elect, subject to certain qualifications, to become a "financial holding company." GLBA provides that a financial holding company may engage in a full range of financial activities, including insurance and securities sales and underwriting activities, real estate development, and, with certain exceptions, merchant banking activities, with new expedited notice procedures. GLBA also permits certain qualified national banks to form "financial subsidiaries," which have broad authority to engage in all financial activities except insurance underwriting, insurance investments, real estate investment or development, and merchant banking, and expands the potential financial activities of subsidiaries of state banks, subject to applicable state law. The range of activities in which bank holding companies and their subsidiaries may engage is not as broad, and GLBA may increase the competition that we face.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURES

    Our Board of Directors approved the change in accountants from its previous independent public accountant, KPMG LLP ("KPMG"), to Stegman & Company, effective July 18, 2000.

    We believe that, for the two fiscal years ended December 31, 1999 and the subsequent interim period through July 18, 2000, KPMG did not have any disagreement with us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of KPMG, would have caused it to make reference in connection with its report on the Company's financial statements to the subject matter of the disagreement.

    The report of KPMG on our financial statements for the years ended December 31, 1998 and December 31, 1999 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During that period, there were no "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K promulgated under the Securities Act.

    We requested that KPMG furnish a letter addressed to the Securities and Exchange Commission stating whether KPMG agrees with the above statements.

    On July 25, 2000, KPMG filed the letter that we requested with the Securities and Exchange Commission stating that it had read our statements and agreed with such statements, except to the extent that KPMG was not in a position to agree or disagree with our statement that the change was approved by the board of directors and its audit committee.

UNDERWRITING

    Subject to the terms and conditions of an underwriting agreement, each underwriter named below, through their representatives, Ferris, Baker Watts, Incorporated and Advest, Inc., have severally agreed to purchase, and we have agreed to sell to it, the number of shares of common stock set forth opposite its name below:

Name	Number of Shares
Ferris, Baker Watts, Incorporated
Advest, Inc.

    The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of some legal matters by their counsel. The nature of the underwriters' obligation is that they are committed to purchase and pay for all shares of common stock offered by this prospectus, other than those shares covered by the over-allotment option described below, if any of the shares are purchased.

    The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares of common stock.

	Without Over-Allotment Exercise	With Over-Allotment Exercise
Per Share
Total

    We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $325,000, which includes a $20,000 non-allocable expense allowance payable to Ferris, Baker Watts, Incorporated upon the closing of the offering, and a $75,000 fee payable to Ferris, Baker Watts, Incorporated for financial advisory services rendered in connection with this offering.

    The underwriters propose to offer the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and to selected securities dealers at the same price less a concession not in excess of $         per share. The underwriters may allow, and the selected dealers may re-allow, a concession not in excess of $         per share to selected brokers and dealers. After this offering, the representatives may change the price to the public, concession, allowance and re-allowance.

    We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of 225,000 additional shares of common stock at the public offering price, less underwriting discounts and commissions, listed on the cover page of this prospectus solely to cover over-allotments, if any. To the extent that the underwriters exercise this option, each underwriter will be committed, subject to certain conditions, to purchase the additional shares of common stock in approximately the same proportions as set forth in the above table.

    The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of shares in whole or in part.

    We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make with respect to these liabilities.

    Our directors and executive officers and certain of our significant stockholders have agreed not to offer, pledge, sell, contract to sell, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any of our other equity securities for a period of 90 days after the date of this prospectus without the prior written consent of Ferris, Baker Watts, Incorporated.

    We have also agreed that we will not, without the prior written consent of Ferris, Baker Watts, Incorporated, offer or sell any shares of common stock, options or warrants to acquire shares of our common stock or securities exchangeable for or convertible into shares of common stock during the 90-day period following the date of this prospectus. This restriction does not apply to the sale to the underwriters of the shares of common stock under the underwriting agreement or to transactions by any person other than the Company relating to shares of common stock or other securities acquired in open market transactions. In addition, we may issue shares under our employee stock purchase plan and upon the exercise of options or warrants granted prior to the date of this prospectus, and we may grant additional options under our stock option plans, provided that, without the prior written consent of Ferris, Baker Watts, Incorporated, the additional options shall not be exercisable during the 90-day period.

    In the course of its business, Ferris, Baker Watts, Incorporated provides brokerage and other services to us and our affiliates, including the execution of securities transactions and the making of margin loans. Edwin F. Hale, Sr. has outstanding a margin loan in the amount of $3.8 million which is secured by Company stock. In the course of its business, the Bank provides banking and other services to affiliates of Ferris, Baker Watts, Incorporated. Louis Akers, the Chief Executive Officer of Ferris, Baker Watts, Incorporated, currently has outstanding a loan from the Bank in the amount of approximately $345,000.

    If Mr. Hale were to default on his margin loan with Ferris, Baker Watts, Incorporated prior to the closing of this offering and, as a result of such default, Ferris, Baker Watts, Incorporated were to acquire an interest in 10% or more of the outstanding Company stock pursuant to its security interest in Mr. Hale's Company stock, then Ferris, Baker Watts, Incorporated could be deemed to have a conflict of interest with the Company under the conduct rules established by the National Association of Securities Dealers, Inc., or NASD. If this were to occur, Ferris, Baker Watts, Incorporated would be required to make certain disclosures regarding the conflict of interest pursuant to NASD conduct rules 2710 and 2720(d), determine that the persons who purchase the common stock from it in this underwriting meet certain suitability requirements set forth in NASD conduct rule 2720(k), and, in accordance with NASD conduct rule 2720(l), obtain the written consent of a purchaser prior to selling the common stock to a discretionary account maintained by it on behalf of the purchaser. Mr. Hale currently is not in default on the margin loan.

    The underwriters participating in this offering may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions, or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Stabilizing, if commenced, may be discontinued at any time.

LEGAL MATTERS

    The validity of the shares of our common stock offered in this offering and certain other legal matters will be passed upon by the law firm of Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC, Baltimore, Maryland. Certain legal matters will be passed upon for the underwriters by the law firm of Venable, Baetjer and Howard, LLP, Baltimore, Maryland.

EXPERTS

    The consolidated financial statements and schedules of the Company and its subsidiaries as of December 31, 2000 have been included in this prospectus in reliance upon the report of Stegman & Company, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of the Company and its subsidiaries as of December 31, 1999, and for each of the years in the two-year period ended December 31, 1999, have been included in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU MAY FIND ADDITIONAL INFORMATION

    We are subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), which means we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

    We filed a registration statement on Form S-2 to register with the SEC the shares of common stock to be issued in this offering. This prospectus is part of that registration statement. As allowed by the SEC's rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with the SEC. The information incorporated by reference is an important part of this prospectus, and the information that we file subsequently with the SEC will automatically update this prospectus. Absent unusual circumstances, we will have no obligation to amend this prospectus, other than filing subsequent information with the SEC. The historical and future information that is incorporated by reference in this prospectus is considered to be part of this prospectus and can be obtained at the locations described above.

    We incorporate by reference the documents listed below:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001; and

  •
  Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

We also incorporate by reference any filings we make with the SEC under Sections 13(a) or 15(d) of the Exchange Act after the initial filing of the registration statement and before the time that all of the securities offered by this prospectus are sold.

    You may request a copy of any information that we incorporate by reference into the registration statement or this prospectus, at no cost, by writing or telephoning us. Please send your request to:

    First Mariner Bancorp
    Attn: Mark A. Keidel
    Chief Financial Officer
    1801 South Clinton Street
    Baltimore, MD 21224
    (410) 342-2600

F–1

First Mariner Bancorp and Subsidiaries
Consolidated Statements of Financial Condition

	June 30, 2001	December 31, 2000
	(unaudited)
	(Dollars in thousands, except per share data)
ASSETS
Cash and due from banks	$24,542	$19,095
Interest-bearing deposits	6,313	6,344
Available-for-sale securities, at fair value	126,853	156,735
Loans held for sale	78,561	35,821
Loans receivable	449,305	429,998
Allowance for loan losses	(4,948)	(4,341)

Loans, net	444,357	425,657
Other real estate owned	2,704	3,610
Federal Home Loan Bank of Atlanta stock, at cost	5,400	4,539
Property and equipment, net	14,711	14,263
Accrued interest receivable	4,118	4,413
Deferred income taxes	2,608	3,368
Prepaid expenses and other assets	4,533	3,604

Total assets	$714,700	$677,449

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits	$505,837	$476,882
Borrowings	108,151	99,166
Repurchase agreements	43,873	48,399
Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely debentures of the Company	21,450	21,450
Accrued expenses and other liabilities	5,304	3,703

Total liabilities	684,615	649,600

Stockholders' equity
Common stock, $.05 par value; 20,000,000 shares authorized; 3,628,058 and 3,610,808 shares issued and outstanding, respectively	181	181
Additional paid-in capital	36,195	36,103
Accumulated deficit	(4,439)	(5,253)
Accumulated other comprehensive loss	(1,852)	(3,182)

Total stockholders' equity	30,085	27,849

Total liabilities and stockholders' equity	$714,700	$677,449

See accompanying notes to consolidated financial statements.

F–2

First Mariner Bancorp and Subsidiaries
Consolidated Statements of Operations (Unaudited)

	Six Months Ended
	June 30, 2001	June 30, 2000
	(Dollars in thousands, except per share data)
Interest income:
Loans	$21,451	$16,240
Investments	5,245	7,679

Total interest income	26,696	23,919

Interest expense:
Deposits	9,682	8,230
Borrowed funds and other	5,098	5,822

Total interest expense	14,780	14,052

Net interest income	11,916	9,867
Provision for loan losses	750	380

Net interest income after provision for loan losses	11,166	9,487

Noninterest income:
Gain on sale of mortgage loans	732	657
Other mortgage banking revenue	957	603
ATM Fees	789	692
Service fees on deposits	1,745	1,517
(Loss) gain on sales of investment securities	14	124
Other	945	377

Total noninterest income	5,182	3,970

Noninterest expenses:
Salaries and employee benefits	7,043	6,545
Net occupancy	2,004	1,706
Furniture, fixtures and equipment	1,009	770
Professional services	293	260
Advertising	480	500
Data processing	804	775
Other	3,429	2,511

Total noninterest expenses	15,062	13,067

Income before taxes	1,286	390
Provision for income taxes	473	150

Net income	$813	$240

Net income per common share:
Basic	$0.22	$0.08

Diluted	0.22	0.08

See accompanying notes to consolidated financial statements.

F–3

First Mariner Bancorp and Subsidiaries
Consolidated Statements of Cash Flows (Unaudited)
For the six months ended June 30, 2001 and 2000

	2001	2000
	(dollars in thousands)
Cash flows from operating activities:
Net income	$813	$240
Adjustments to reconcile net income to net cash used by operating activities:
Depreciation and amortization	1,179	954
Amortization of unearned loan fees and costs, net	(594)	(135)
Amortization of premiums and discounts on loans	9	14
Amortization of premiums and discounts on mortgage-backed securities, net	193	112
Gain on securities	(14)	(124)
Increase (decrease) in accrued interest receivable	295	(663)
Provision for loan losses	750	380
Increase in mortgage loans held-for-sale	(42,740)	(14,856)
Net increase in accrued expenses and other liabilities	1,601	1,268
Decrease in proceeds on loan sales received in advance	—	(14,458)
Decrease (increase) in prepaids and other assets	3,259	(1,746)

Net cash used in operating activities	(35,249)	(29,014)

Cash flows from investing activities:
Loan disbursements, net of principal repayments	(18,865)	(53,114)
Purchases of property and equipment	(1,627)	(2,732)
Purchases of Federal Home Loan Bank of Atlanta stock	(861)	(1,310)
Purchases of available for sale securities	—	(18,942)
Sales of available for sale securities	13,683	12,653
Maturity of available for sale securities	1,000	—
Principal repayments of available for sale securities	12,922	8,771
Construction disbursements-other real estate owned	(231)	(677)
Sales of other real estate owned	1,137	335

Net cash provided by (used in) investing activities	7,158	(55,016)

Cash flows from financing activities:
Net increase in deposits	28,955	65,239
Net decrease in other borrowings	(5,766)	(19,242)
Proceeds from advances from Federal Home Loan Bank of Atlanta	196,500	144,500
Repayment of advances from Federal Home Loan Bank of Atlanta	(186,275)	(122,300)
Proceeds from stock issuance, net	93	118
Dividends paid	—	(63)

Net cash provided by financing activities	33,507	68,252

Increase (decrease) in cash and cash equivalents	5,416	(15,778)
Cash and cash equivalents at beginning of period	25,439	43,836

Cash and cash equivalents at end of period	$30,855	$28,058

Supplemental information:
Interest paid on deposits and borrowed funds	$15,181	$13,840
Real estate acquired in satisfaction of loans	350	575
Income taxes paid	871	441

See accompanying notes to consolidated financial statements.

F–4

FIRST MARINER BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For The Six Months Ended June 30, 2001 and 2000
(Unaudited)

NOTE 1—BASIS OF PRESENTATION

    The foregoing consolidated financial statements of First Mariner Bancorp (the "Company") are unaudited; however, in the opinion of management, all adjustments (comprising only normal recurring accruals) necessary for a fair presentation of the results of interim periods have been included. These statements should be read in conjunction with the financial statements and accompanying notes included in First Mariner Bancorp's Annual Report on Form 10-K for the year ended December 31, 2000. The results shown in this interim report are not necessarily indicative of results to be expected for the full year.

    Consolidation of financial information has resulted in the elimination of all significant intercompany accounts and transactions. Certain reclassifications have been made to amounts previously reported to conform with the classifications made in 2001.

NOTE 2—COMPREHENSIVE INCOME (Dollars in thousands)

	Six months ended June 30,
	2001	2000
	(Unaudited)
Net income	$813	$240
Other comprehensive income items:
Unrealized holding gains (losses) arising during the period (net of tax expense (benefit) of $820 and $(187), respectively)	1,339	(305)
Less: reclassification adjustment for gains (net of taxes of $5 and $48, respectively) included in net income	9	76

Total other comprehensive income (loss)	1,330	(381)

Total comprehensive income (loss)	$2,143	$(141)

NOTE 3—PER SHARE DATA

    Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings per share is computed after adjusting the numerator and denominator of the basic earnings per share computation for the effects of all dilutive potential common shares outstanding during the period. The dilutive effects of options, warrants and their equivalents are computed using the "treasury stock" method.

    Information relating to the calculation of earnings per common share is summarized as follows:

	Six Months Ended
	June 30, 2001	June 30, 2000
Net income—basic and diluted	$813	$240

Weighted-average shares outstanding	3,615,278	3,171,451
Dilutive securities-options and warrants	6,927	—

Adjusted weighted-average shares outstanding—dilutive	3,622,205	3,171,451

F–5

NOTE 4—SEGMENT INFORMATION

    The Company is in the business of providing financial services, and operates in two business segments—commercial and consumer banking and mortgage banking. Commercial and consumer banking is conducted through the Bank and involves delivering a broad range of financial services, including lending and deposit taking, to individuals and commercial enterprises. Mortgage banking is conducted through First Mariner Mortgage Corporation, a subsidiary of the Bank, and involves originating residential single family mortgages for sale in the secondary market and to the Bank, as well as various second mortgage and construction loans to be held in the Bank's loan portfolio.

	For the six month period ended
	June 30, 2001		June 30, 2000
	(dollars in thousands)
Total revenue:
Commercial and consumer banking	$15,120	(1)	$12,464	(1)
Mortgage banking	3,131		2,314
Less related party transactions	(1,153	)(2)	(941	)(2)

Net mortgage banking	1,978	(3)	1,373	(3)

Consolidated revenue	$17,098		$13,837

Income (loss) before income taxes:
Commercial and consumer banking	$1,344		$1,379
Mortgage banking	1,095		(48)
Less related party transactions	(1,153	)(2)	(941	)(2)

Net mortgage banking	(58	)(3)	(989	)(3)

Consolidated income before income taxes	$1,286		$390

Identifiable assets:
Commercial and consumer banking	$654,270		$646,647
Mortgage banking	60,430		24,346

Consolidated total assets	$714,700		$670,993

(1)
Includes net interest income of $11,916 and $9,867 for June 30, 2001 and 2000, respectively.

(2)
Management's policy for the mortgage banking segment is to recognize a value for loans sold to the Bank at market prices determined on a loan by loan basis.

(3)
Includes net interest income of $2,781 and $575 for June 30, 2001 and 2000, respectively.

F–6

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
First Mariner Bancorp
Baltimore, Maryland

    We have audited the accompanying consolidated statement of financial condition of First Mariner Bancorp and subsidiaries (the "Company") as of December 31, 2000 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the accompanying consolidated statement of financial condition as of December 31, 2000 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Stegman & Company

Baltimore, Maryland
March 16, 2001

F–7

INDEPENDENT AUDITORS' REPORT

The Board of Directors
First Mariner Bancorp:

    We have audited the accompanying consolidated statement of financial condition of First Mariner Bancorp and subsidiaries (the "Company") as of December 31, 1999 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the two year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Mariner Bancorp and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Baltimore, Maryland
January 28, 2000

F–8

First Mariner Bancorp and Subsidiaries
Consolidated Statements of Financial Condition

	December 31,
	2000	1999
	(Dollars in thousands)
ASSETS
Cash and due from banks	$19,095	$19,490
Interest-bearing deposits	6,344	24,346
Available-for-sale securities, at fair value	156,735	191,895
Loans held for sale	35,821	26,299
Loans receivable	429,998	329,528
Allowance for loan losses	(4,341)	(3,322)

Loans, net	425,657	326,206
Other real estate owned	3,610	1,360
Federal Home Loan Bank of Atlanta stock, at cost	4,539	4,365
Property and equipment, net	14,263	10,300
Accrued interest receivable	4,413	3,312
Deferred income taxes	3,368	5,781
Prepaid expenses and other assets	3,604	2,718

Total assets	$677,449	$616,072

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits	$476,882	$368,751
Borrowings	99,166	109,739
Repurchase agreements	48,399	77,185
Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely debentures of the Company	21,450	21,450
Proceeds on loan sales received in advance	—	14,458
Accrued expenses and other liabilities	3,703	2,626

Total liabilities	649,600	594,209

Stockholders' equity:
Common stock, $.05 par value; 20,000,000 shares authorized; 3,610,808 and 3,166,813 shares issued and outstanding, respectively	181	158
Additional paid-in capital	36,103	34,394
Accumulated deficit	(5,253)	(5,830)
Accumulated other comprehensive loss	(3,182)	(6,859)

Total stockholders' equity	27,849	21,863

Total liabilities and stockholders' equity	$677,449	$616,072

See accompanying notes to consolidated financial statements.

F–9

First Mariner Bancorp and Subsidiaries
Consolidated Statements of Operations

	For the years ended December 31,
	2000	1999	1998
	(Dollars in thousands, except per share data)
Interest income:
Loans	$36,881	$26,719	$18,165
Investment securities	14,497	13,754	8,156

Total interest income	51,378	40,473	26,321

Interest expense:
Deposits	18,188	11,797	9,081
Borrowed funds and other	12,352	11,025	5,218

Total interest expense	30,540	22,822	14,299

Net interest income	20,838	17,651	12,022
Provision for loan losses	1,105	785	1,212

Net interest income after provision for loan losses	19,733	16,866	10,810

Noninterest income:
Gain on sale of loans	1,576	1,907	1,444
Service fees on deposits	3,504	2,603	1,808
ATM Fees	1,457	1,093	646
Gain on securities, net	359	241	738
Other mortgage banking fees	1,586	827	519
Other	623	593	440

Total noninterest income	9,105	7,264	5,595

Noninterest expenses:
Salaries and employee benefits	13,367	11,458	7,632
Net occupancy	3,903	2,939	1,856
Furniture, fixtures and equipment	1,662	1,271	790
Professional services	601	328	605
Advertising	1,061	1,028	683
Data processing	1,645	1,332	884
Other	5,559	4,387	3,795

Total noninterest expenses	27,798	22,743	16,245

Income before income taxes	1,040	1,387	160
Income tax expense (benefit)	400	510	(963)

Net income	$640	$877	$1,123

Net income per common share:
Basic	$0.20	$0.28	$0.36

Diluted	0.20	0.26	0.32

See accompanying notes to consolidated financial statements.

F–10

First Mariner Bancorp and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2000, 1999 and 1998

(Dollars in thousands)	Number of shares of common stock	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Total stockholders' equity
Balance at January 1, 1998	3,136,719	$157	$34,120	$(7,640)	$329	$26,966
Exercise of common stock options and warrants	30,094	1	274	—	—	275
Net income	—	—	—	1,123	—	1,123
Other comprehensive income	—	—	—	—	124	124

Balance at December 31, 1998	3,166,813	158	34,394	(6,517)	453	28,488
Net income	—	—	—	877	—	877
Other comprehensive (loss)	—	—	—	—	(7,312)	(7,312)
Cash dividends	—	—	—	(190)	—	(190)

Balance at December 31, 1999	3,166,813	158	34,394	(5,830)	(6,859)	21,863
Common stock issued, net of costs of issuance	443,995	23	1,709	—	—	1,732
Net income	—	—	—	640	—	640
Other comprehensive income	—	—	—	—	3,677	3,677
Cash dividends	—	—	—	(63)	—	(63)

Balance at December 31, 2000	3,610,808	$181	$36,103	$(5,253)	$(3,182)	$27,849

See accompanying notes to consolidated financial statements.

F–11

First Mariner Bancorp and Subsidiaries
Consolidated Statements of Cash Flows

	For the years ended December 31,
	2000	1999	1998
	(dollars in thousands)
Cash flows from operating activities:
Net income	$640	$877	$1,123
Adjustments to reconcile net income to net cash used by operating activities:
Depreciation and amortization	2,056	1,555	1,237
Capitalized interest	(66)	—	—
Amortization of unearned loan fees and costs, net	(422)	(490)	(636)
Amortization of premiums and discounts on deposits	—	—	(11)
Amortization of premiums and discounts on loans	27	40	53
Amortization of premiums and discounts on mortgage-backed securities, net	221	269	(105)
Gain on sale of available for sale securities	(359)	(241)	(738)
Loss on other real estate owned	—	21	157
Deferred income taxes	137	9	(1,075)
Increase in accrued interest receivable	(1,101)	(657)	(1,221)
Provision for loan losses	1,105	785	1,212
Net increase in mortgage loans held-for-sale	(9,522)	(4,978)	(4,426)
Net (decrease) increase loan sales received in advance	(14,458)	14,458	—
Net increase (decrease) in accrued expenses and other liabilities	1,077	(1,448)	1,349
Net increase in prepaids and other assets	(1,160)	(481)	(1,930)

Net cash (used in) provided by operating activities	(21,825)	9,719	(5,011)

Cash flows from investing activities:
Loan disbursements, net of principal repayments	(102,816)	(86,592)	(98,656)
Purchases of property and equipment	(5,953)	(4,325)	(3,781)
Purchases of Federal Home Loan Bank of Atlanta stock	(174)	(1,130)	(1,836)
Purchases of available for sale securities	(18,942)	(56,937)	(192,940)
Sales of available for sale securities	42,549	12,727	16,374
Principal repayments of available for sale securities	17,918	28,071	16,265
Maturities of available for sale securities	—	—	6,500
Maturities of investment securities	—	5,502	3,099
Construction disbursements-other real estate owned	(237)	(471)	(705)
Sales of other real estate owned	642	823	1,296

Net cash used in investing activities	(67,013)	(102,332)	(254,384)

Cash flows from financing activities:
Net increase in deposits	108,131	106,440	65,359
Net (decrease) increase in other borrowings	(22,834)	(16,840)	101,133
Proceeds from advances from Federal Home Loan Bank of Atlanta	275,275	142,500	66,700
Repayment of advances from Federal Home Loan Bank of Atlanta	(291,800)	(119,900)	(17,000)
Proceeds from trust preferred securities offering	—	—	21,450
Proceeds of stock options and warrants exercised	—	—	275
Proceeds from stock issuance, net	1,732	—	—
Cash dividends	(63)	(190)	—

Net cash provided by financing activities	70,441	112,010	237,917

(Decrease) increase in cash and cash equivalents	(18,397)	19,397	(21,478)
Cash and cash equivalents at beginning of period	43,836	24,439	45,917

Cash and cash equivalents at end of period	$25,439	$43,836	$24,439

Supplemental information:
Interest paid on deposits and borrowed funds	$30,280	$22,556	$13,826
Real estate acquired in satisfaction of loans	2,665	100	436
Income taxes paid	483	495	8

See accompanying notes to consolidated financial statements.

F–12

FIRST MARINER BANCORP AND SUBSIDIARIES
Notes to Consoldiated Financial Statements
For The Years Ended December 31, 2000, 1999, and 1998

(1) Summary of Significant Accounting Policies

  (a) Organization and Basis of Presentation

    First Mariner Bancorp (the "Company") is a bank holding company incorporated under the laws of Maryland and registered under the Bank Holding Company Act of 1956, as amended. The Company was organized as "MarylandsBank Corp." in May 1994, and the Company's name was changed to "First Mariner Bancorp" in May 1995. The Company owns 100% of common stock of First Mariner Bank (the "Bank").

    The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Certain reclassifications have been made to amounts previously reported to conform with the classifications made in 2000.

    Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. In connection with these determinations, management evaluates historical trends and ratios and where appropriate obtains independent appraisals for significant properties and prepares fair value analyses as appropriate.

    Management believes that the allowance for losses on loans is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

  (b) Loan Fees

    Origination and commitment fees and direct origination costs on loans held for investment are deferred and amortized to income over the contractual lives of the related loans using the interest method. Under certain circumstances, commitment fees are recognized over the commitment period or upon expiration of the commitment. Fees to extend loans three months or less are recognized in income upon receipt. Unamortized loan fees are recognized in income when the related loans are sold or prepaid.

  (c) Sales of Mortgage Loans

    Loans originated for sale are carried at the lower of aggregate cost or market value. Market value is determined based on outstanding investor commitments or, in the absence of such commitments, based on current investor yield requirements. Gains and losses on loan sales are determined using the specific identification method.

F–13

  (d) Investment Securities

    Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Debt and equity securities are classified as trading securities if bought and held principally for the purpose of selling them in the near term. Trading securities are reported at estimated fair value, with unrealized gains and losses included in earnings. Debt securities not classified as held to maturity and debt and equity securities not classified as trading securities are considered available for sale and are reported at estimated fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax effects, in accumulated other comprehensive income.

    The Company designates securities into one of the three categories at the time of purchase. If a decline in value of an individual security classified as held to maturity or available for sale is judged to be other than temporary, the cost basis of that security is reduced to its fair value and the amount of the write-down is reflected in earnings. Fair value is determined based on bid prices published in financial newspapers or bid quotations received from securities dealers. Gains or losses on the sales of investment securities is calculated using a specific identification basis and is determined on a trade-date basis. Premiums and discounts on investment and mortgage-backed securities are amortized over the term of the security using methods that approximate the interest method.

  (e) Other Real Estate Owned

    Other real estate owned is recorded at the lower of cost or estimated fair value on their acquisition dates and at the lower of such initial amount or estimated fair value less selling costs thereafter. Subsequent write-downs are included in noninterest expense, along with operating income net of related expenses of such properties and gains or losses realized upon disposition.

  (f) Property and Equipment

    Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are accumulated using straight-line and accelerated methods over the estimated useful lives of the assets. Additions and betterments are capitalized and charges for repairs and maintenance are expensed when incurred. The cost and accumulated depreciation or amortization is eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income.

  (g) Nonaccrual and Impaired Loans

    Loans are placed in nonaccrual status when they are past due 90 days as to either principal or interest, unless the loan is well secured and in the process of collection or earlier, when in the opinion of management, the collection of principal and interest is in doubt. A loan remains in nonaccrual status until the loan is current as to payment of both principal and interest and the borrower demonstrates the ability to pay and remain current. Loans are charged-off when a loan or a portion thereof is considered uncollectible.

    The Company identifies impaired loans and measures impairment (i) at the present value of expected cash flows discounted at the loan's effective interest rate; (ii) at the observable market price, or (iii) at the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, an impairment loss is recognized through a valuation allowance and corresponding charge to provision for loan losses. The Company does not apply these provisions to larger groups of smaller-balance homogeneous loans such as consumer installment, residential first and second mortgage loans and credit card loans. These loans are collectively evaluated for impairment.

F–14

    A loan is determined to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest past-due. The Company generally considers a period of delay in payment to include delinquency up to 90 days.

    When the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the recorded principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent any interest has been foregone, and then they are recorded as recoveries of any amounts previously charged off. When this doubt no longer exists, cash receipts are applied under the contractual terms of the loan agreements.

  (h) Stockholders' Equity

    On April 21, 1998, the Board of Directors declared a 10% stock dividend, which was payable to stockholders of record on May 26, 1998 and paid on June 10, 1998. An amount equal to the fair value of the common stock dividend was issued plus cash in lieu of fractional shares was transferred from accumulated deficit to common stock and additional paid-in capital. The Stockholders' equity section of the Consolidated Statements of Financial Condition have been adjusted accordingly. Except for the number of shares authorized, all references to per share information and number of shares in the consolidated financial statements have been adjusted to reflect the stock dividend on a retroactive basis.

  (i) Comprehensive Income

    Comprehensive income includes all changes in stockholders' equity during a period, except those relating to investments by and distributions to stockholders. The Company's comprehensive income consists of net earnings and unrealized gains and losses on securities available-for-sale and is presented in note 17. Accumulated other comprehensive loss is displayed as a separate component of stockholders' equity.

  (j) Income Taxes

    Deferred income taxes are recognized for the tax consequences of temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred income taxes are provided on income and expense items when they are reported for financial statement purposes in periods different from the periods in which these items are recognized in the income tax returns. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based upon consideration of available evidence, including tax planning strategies and other factors.

  (k) Statements of Cash Flows

    The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

  (l) Net Income Per Share

    Basic earnings per share (EPS) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted EPS is computed after adjusting the numerator and denominator of the basis EPS computation for the effect of all dilutive potential common shares outstanding during the period. The dilutive effects of options, warrants and their equivalents are computed under the "treasury stock" method.

F–15

  (m) Stock-Based Compensation

    The Company uses the intrinsic value method to account for stock-based employee compensation plans. Under this method, compensation cost is recognized for awards of shares of common stock to employees only if the quoted market price of the stock at the grant date (or other measurement date, if later) is greater than the amount the employee must pay to acquire the stock. Information concerning the pro forma effects of using an optional fair value-based method to account for stock-based employee compensation plans is provided in note 10.

  (n) Advertising Costs

    Advertising costs are charged to operations as incurred and are reported as a separate line item in the statement of operations.

(2) Recent Accounting Pronouncements

    The Company will adopt the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" for its quarterly and annual reporting beginning January 1, 2001, the statement's effective date. The statement requires derivative instruments to be used to hedge various risks and sets forth specific criteria to be used to determine when hedge accounting can be used. The statement also provides for offsetting changes in fair value or cash flows of both the derivative and the hedged asset or liability to be recognized in earnings in the same period: however, any changes in fair value or cash flow that represented ineffective portions of the hedge are required to be recognized in earnings and cannot be deferred. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings.

    SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued in September 2000 and replaces SFAS No. 125. The guidance in SFAS No. 140, while not changing most of the guidance originally issued in SFAS No. 125, revises the standard for accounting for securization and other transfers of financial assets and collateral and requires certain additional disclosures related to transferred assets.

    Certain provisions of the statement related to the recognition, reclassification and disclosure of collateral, as well as the disclosure of securitization transactions, became effective for the Bank for 2000 year-end reporting. Other provisions related to the transfer and servicing of financial assets and extinguishments of liabilities are effective for transactions occurring after March 31, 2001.

    The impact of adopting the provisions of these statement will not have a material effect on the Company's financial position, results of operations or cash flows.

(3) Restrictions on Cash and Due From Banks

    The Bank is required by the Federal Reserve System to maintain certain cash reserve balances based principally on deposit liabilities. At December 31, 2000 the required reserve balances was $275,000.

F–16

(4) Available-for-sale securities

    The composition of available-for-sale securities and maturities, where applicable, are as follows (in thousands) at December 31:

	2000
	Amortized cost	Unrealized gains	Unrealized losses	Estimated Fair value
Mortgage-backed securities	$128,762	15	1,792	126,985
Trust preferred securities-due after 10 years	23,275	42	3,177	20,140
Equity securities	3,048	240	294	2,994
U.S. Treasury Securities-due one year	999	9	—	1,008
Other bonds — due after five years through ten years	5,598	11	1	5,608

	$161,682	317	5,264	156,735

	1999
	Amortized cost	Unrealized gains	Unrealized losses	Estimated Fair value
Mortgage-backed securities	$171,189	—	7,455	163,734
Trust preferred securities-due after 10 years	23,332	56	2,852	20,536
Equity securities	3,213	7	781	2,439
Other bonds — due after one year through five years	5,337	—	151	5,186

	$203,071	63	11,239	191,895

    Expected maturities may differ from contractual maturities as issuers have the right to call or prepay certain obligations without penalty.

    During 2000, 1999 and 1998, the Company recognized gains on sale of securities of $359,000, $267,000 and $1,090,000 respectively. During 1999, losses on the sale of securities were recognized of $26,000. No losses on the sale of securities were recognized in 2000 and 1998. During 1998, the Company recorded write downs of $352,000 on certain equity securities based on determination of other than temporary declines in market values of those securities.

    At December 31, 2000, available for sale securities with an aggregate carrying value (fair value) of $88,925,000 were pledged as collateral for borrowings under repurchase agreements.

(5) Loans Receivable

    Approximately 70% of the Company's loans receivable are mortgage loans secured by residential and commercial real estate properties located in the State of Maryland. Loans are extended only after evaluation by management of customers' creditworthiness and other relevant factors on a case-by-case basis. The Company generally does not lend more than 90% of the appraised value of a property and requires private mortgage insurance on residential mortgages with loan-to-value ratios in excess of 80%. In addition, the Company generally obtains personal guarantees of repayment from borrowers and/or others for construction, commercial and multi-family residential loans and disburses the proceeds of construction and similar loans only as work progresses on the related projects.

    Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent to some extent on economic and market conditions in the Company's primary lending area. Commercial and construction loan repayments are generally dependent on the operations of the related properties or the financial condition of its

F–17

borrower or guarantor. Accordingly, repayment of such loans can be more susceptible to adverse conditions in the real estate market and the regional economy.

    Loans receivable are summarized as follows (in thousands) at December 31:

	2000	1999
Loans secured by first mortgages on real estate:
Residential	$99,038	85,874
Commercial	102,080	89,470
Consumer residential construction	82,453	34,376
Construction, net of undisbursed principle	35,198	17,323

	318,769	227,043
Commercial	70,828	67,917
Loans secured by second mortgages on real estate	22,412	17,930
Consumer loans	17,824	16,232
Loans secured by deposits and other	1,131	939

Total loans	430,964	330,061

Unamortized loan premiums	20	47
Unearned loan fees, net	(986)	(580)

	$429,998	329,528

    The Company retains servicing on certain loans it sold into the secondary market. At December 31, 2000, the servicing portfolio totaled $10,063,000. The capitalized amount in connection with acquiring the right to service mortgage loans during 2000 totaled $298,000, which also equaled the unamortized portion of servicing rights as of December 31, 2000. Prior to 2000, the Company had not sold loans into the secondary market and retained servicing. The rights to service mortgage loans are amortized in proportion to, and over the estimated period of, the related net servicing revenue. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights exceed their fair value.

    Nonaccrual loans totaled approximately $3,172,000, $4,229,000 and $1,520,000 at December 31, 2000, 1999, and 1998, respectively. The interest income which would have been recorded in 2000, 1999 and 1998 under the original terms of loans in nonaccrual status was approximately $302,000, $271,000 and $111,000, respectively. The actual interest income recorded on these loans in 2000, 1999 and 1998 was approximately $32,000, $30,000 and $67,000 respectively.

    Impaired loans totaled $2,818,000 and $3,638,000 at December 31, 2000 and 1999, respectively, and were all collateral dependent loans. Collateral dependent loans are measured based on fair value of the collateral. There were no impaired loans at December 31, 2000 and 1999 with an allocated valuation allowance.

    The average recorded investment in impaired loans was approximately $3,426,000, $1,279,000 and $1,779,000 at December 31, 2000, 1999 and 1998, respectively, and no income has been accrued or collected on these loans while they have been classified as impaired.

F–18

    Changes in the allowance for losses on loans are summarized as follows (in thousands):

	2000	1999	1998
Balance at beginning of year	$3,322	2,676	1,614
Provisions for loan losses	1,105	785	1,212
Charge-offs, net of recoveries	(86)	(139)	(150)

Balance at end of year	$4,341	3,322	2,676

    Commitments to extend credit are agreements to lend to customers, provided that terms and conditions established in the related contracts are met. At December 31, 2000 and 1999, the Company had commitments to originate first mortgage loans on real estate of approximately $53,117,000 and $28,327,000, respectively, all of which were committed for sale in the secondary market.

    At December 31, 2000 and 1999, the Company also had commitments to loan funds under unused home equity lines of credit aggregating approximately $14,903,000 and $10,825,000, respectively, and unused commercial lines of credit aggregating approximately $92,933,000 and $79,786,000, respectively. Such commitments carry a floating rate of interest.

    Commitments for first mortgage loans generally expire within 60 days and are normally funded with loan principal repayments, excess liquidity and savings deposits. Since certain of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

    Substantially all of the Company's outstanding commitments at December 31, 2000 and 1999, are for loans which would be secured by real estate with appraised values in excess of the commitment amounts. The Company's exposure to credit loss under these contracts in the event of non-performance by the other parties, assuming that the collateral proves to be of no value, is represented by the commitment amounts.

    During the ordinary course of business, the Company makes loans to its directors and their affiliates and several policy making officers on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other customers. Loans outstanding, both direct and indirect, to directors, their affiliates, and policy making officers totaled $5,012,000, and $7,042,000 at December 31, 2000, and 1999, respectively. During 2000, $705,000 of new loans and advances were made and repayments totaled $2,735,000; in 1999, $6,121,000 of new loans and advances on existing loans were made and repayments totaled $4,645,000.

(6) Property and Equipment

    Property and equipment are summarized as follows (in thousands) at December 31:

	2000	1999	Estimated useful lives
Land	$1,177	1,177	—
Buildings and improvements	4,318	2,719	10-39 years
Leasehold improvements	4,091	3,380	10-33 years
Furniture, fixtures and equipment	8,964	6,829	3-7 years

Total at cost	18,550	14,105
Less accumulated depreciation and amortization	4,287	3,805

	$14,263	10,300

    Rent expense for the years ended December 31, 2000, 1999 and 1998 was approximately $2,191,000, $1,705,000 and $1,183,000, respectively.

F–19

    The Company and the Bank occupy space leased from a company, of which the Chairman and CEO of the Company, is the owner. In 2000, this company was paid $817,000 for office, branch and storage space. The original term of the lease is 15 years. Management believes that such terms are at least as favorable as those that could be obtained from a third party lessor.

    Minimum lease payments due for each of the next five years are as follows (in thousands):

2001	$1,941
2002	1,751
2003	1,624
2004	1,517
2005	1,341
Thereafter	8,456

$16,630

(7) Deposits

    Deposits are summarized as follows (dollars in thousands) at December 31:

	2000		1999
	Amount	Weighted average effective rate	Amount	Weighted average effective rate
Noncertificate:
Passbook and regular savings	$29,103	2.78%	$23,985	2.76%
Interest bearing demand deposits	34,297	1.45%	26,800	1.34%
Money market accounts	168,075	5.35%	110,287	4.23%
Non-interest bearing demand	69,740	—	49,735	—

Total noncertificate deposits	301,215		210,807
Certificates:
Original maturities:
Under 12 months	8,267	5.64%	11,736	4.72%
12 to 60 months	152,773	5.82%	135,328	5.27%
IRA and KEOGH	14,627	6.03%	10,880	5.31%

Total certificates of deposit	175,667		157,944

Total deposits	$476,882		$368,751

		% of total		% of total
Scheduled certificate maturities:
Under 6 months	$64,568	36.76%	$31,497	19.94%
6 months to 12 months	40,563	23.09%	20,880	13.22%
12 months to 24 months	57,113	32.51%	91,905	58.19%
24 months to 36 months	11,194	6.37%	11,550	7.31%
36 months to 48 months	827	0.47%	1,280	0.81%
Over 48 months	1,402	0.80%	832	0.53%

	$175,667	100.00%	$157,944	100.00%

    Certificates of deposit of $100,000 or more totaled approximately $40,345,000 and $35,058,000 at December 31, 2000 and 1999, respectively.

F–20

(8) Borrowings and Repurchase Agreements

    Borrowings and repurchase agreements consist of Federal Home Loan Bank of Atlanta (FHLB) advances, short-term promissory notes and repurchase agreements with callable options. The FHLB advances are available under a specific collateral pledge and security agreement, which allows the Company to borrow up to $175,000,000 and requires the Company to maintain collateral for all of its borrowings in the form of specific first mortgage loans with outstanding principal equal to 133% of the advances or securities equal to 103% of advances.

    Certain information regarding borrowings and repurchase agreements are as follows (dollars in thousands):

	December 31,
	2000	1999
Amount outstanding at year-end:
FHLB short-term advances	$5,775	7,300
Short-term promissory notes	27,874	22,439
Short-term repurchase agreements and other short-term borrowings	38,916	12,840
FHLB long-term advances	65,000	80,000
Long-term repurchase agreements	10,000	65,000
Weighted average interest rate at year-end:
FHLB short-term advances	6.87%	4.55%
Short-term promissory notes	4.41%	4.01%
Short-term repurchase agreements and other short-term borrowings	6.63%	5.58%
FHLB long-term advances	5.89%	5.02%
Long-term repurchase agreements	6.16%	5.35%
Maximum outstanding at any month-end:
FHLB short-term advances	$64,000	32,300
Short-term promissory notes	29,516	29,705
Short-term repurchase agreements and other short-term borrowings	44,767	22,958
FHLB long-term advances	75,000	80,000
Long-term repurchase agreements	85,000	87,797
Average outstanding:
FHLB short-term advances	$32,175	7,844
Short-term promissory notes	22,257	18,474
Short-term repurchase agreements and other short-term borrowings	28,116	15,828
FHLB long-term advances	62,083	64,317
Long-term repurchase agreements	33,750	78,857
Weighted average interest rate during the year:
FHLB short-term advances	6.50%	5.61%
Short-term promissory notes	4.31%	3.79%
Short-term repurchase agreements and other short-term borrowings	5.95%	5.60%
FHLB long-term advances	5.70%	4.94%
Long-term repurchase agreements	6.01%	5.26%

    Repayments on Long-term FHLB advances and Long-term repurchase agreements are as follows: 2001-$0; 2002-$0; 2003-$0; 2004-$5,000,000; 2005-$10,000,000; thereafter-$60,000,000. Long term borrowings totaling $50,000,000 are subject to call provisions beginning in 2001, while the remaining $25,000,000 is subject to call provisions in 2002.

    The Company has pledged securities with a carrying value (fair value) of $88,925,000 and loans with a carrying value of $72,500,000 as collateral for other borrowings.

F–21

(9) Redeemable Trust Preferred Securities

    Company-obligated manditorily redeemable preferred securities of a subsidiary trust holding solely debentures of the Company (trust preferred securities) consist of 2,145,000 securities with a liquidation amount of $10 per security, which were issued in June 1998 by a statutory business trust; Mariner Capital Trust (the "Trust"). The Trust is a wholly owned subsidiary of the Company because the Company owns all of the securities of the Trust that possesses general voting powers. The Trust used the proceeds of the trust preferred securities to purchase at par $22,113,000 of 8.3% junior subordinated debentures of the Company due June 30, 2028. The junior subordinated debentures are the sole assets of the Trust.

    Payments to be made by the Trust on the trust preferred securities are dependent on payments that the Company has undertaken to make, particularly the payments to be made by the Company on the debentures. Considered together, the obligations of the Company constitute a full and unconditional guarantee of the Trust's obligations under the trust preferred securities.

    Distributions on the trust preferred securities are payable from interest payments received on the debentures and are due quarterly at a rate of 8.3% of the liquidation amount, subject to deferral for up to five years under certain conditions, Distributions are included in interest expense. Redemptions of the trust preferred securities are payable at the liquidation amount from redemption payments received on the debentures. The Company may redeem the debentures at par at any time after June 30, 2003.

(10) Employee Benefit Plans

  (a) Profit Sharing Plan

    The Company established a defined contribution plan in 1997, covering employees meeting certain age and service eligibility requirements. The Plan provides for cash deferrals qualifying under Section 401(k). Matching contributions made by the Company totaled $145,000, $115,000 and $76,000 in 2000, 1999, and 1998 respectively.

  (b) Stock Options

    The Company has stock option award arrangements, which provide for the granting of options to acquire common stock to directors and key employees. Option prices are equal to or greater than the estimated fair market value of the common stock at the date of the grant. Options issued prior to 1999 are exercisable immediately after the date of grant. Beginning in 1999, options granted have a three-year vesting schedule with the first year vested upon issuance. All options expire ten years after the date of grant.

    Information with respect to stock options is as follows for the years ended December 31,

	2000		1999		1998
	Number of Shares	Weighted average exercise price	Number of Shares	Weighted average exercise price	Number of Shares	Weighted average exercise price
Outstanding at beginning of year	452,190	$10.57	190,930	$9.09	192,830	$9.09
Granted	54,250	5.73	263,910	11.62	—	—
Exercised	—	—	—	—	(1,900)	9.09
Forfeited/Cancelled	(236,260)	11.70	(2,650)	9.09	—	—

Outstanding at end of year	270,180	$8.60	452,190	$10.57	190,930	$9.09

F–22

    Options outstanding are summarized as follows at December 31, 2000:

Options Outstanding
		Weighted average remaining contractual life (years)	Options Exercisable
Exercise price
	Shares		Shares
$5.63	48,750	9.2	16,250
6.25	3,000	9.4	1,000
7.50	2,000	9.3	667
8.69	10,000	8.9	6,667
9.09	185,020	5.9	185,020
10.50	3,000	8.6	2,000
11.75	18,410	8.2	12,273

$8.60	270,180	6.8	223,877

    The option price was equal to the market price of the common stock at the date of grant for all options granted and, accordingly, no compensation expense related to options was recognized. If the Company had applied a fair value-based method to recognize compensation cost for the options granted, net income and net income per share would have been changed to the following pro forma amounts for the year ended December 31,

		2000	1999	1998
Net income	As reported	$640,000	877,000	1,123,000
	Pro forma	571,000	733,000	1,123,000
Net income per share — basic	As reported	0.20	0.28	0.36
	Pro forma	0.18	0.23	0.36
Net income per share — diluted	As reported	0.20	0.26	0.32
	Pro forma	0.18	0.22	0.32

    The weighted average fair values of options granted during 2000 and 1999 were $3.07 and $5.10, respectively, on the dates of grant. No options were granted in 1998. The fair values of options granted were calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2000	1999
Dividend yield	0.00%	0.55%
Expected volatility	25.00%	25.00%
Risk-free interest rate	6.35%	6.01%
Expected lives	10 Years	10 Years

  (c) Warrants

    Warrants to acquire 860,376 shares of common stock at $9.09 per share were outstanding and exercisable at December 31, 2000, 1999 and 1998, respectively.

  (d) Employee Stock Purchase Plan

    The Company began a stock purchase plan for employees in 1999 whereby the employees can purchase Company stock through payroll deductions. The Company may provide a discount of up to 10% of the purchase price.

F–23

(11) Income Taxes

    Income tax expense (benefit) consists of the following (in thousands) for the years ended December 31:

	2000	1999	1998
Current	$263	501	112
Deferred	137	9	(1,075)

Income tax expense (benefit)	$400	510	(963)

    Income tax expense (benefit) is reconciled to the amount computed by applying the federal corporate tax rate of 34% to income before taxes as follows (in thousands) for the years ended December 31:

	2000	1999	1998
Income tax expense (benefit) at federal corporate rate	$354	472	54
Change in valuation allowance	49	107	(918)
Other	(3)	(69)	(99)

	$400	510	(963)

    The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities relate to the following (in thousands) at December 31:

	2000	1999
Deferred tax assets:
Allowance for losses on loans	$1,590	1,178
Net operating loss carryforwards	156	268
Interest and fees on loans	35	150
Other	75	74

Total gross deferred assets	1,856	1,670
Less valuation allowance	(156)	(107)

Net deferred tax assets	1,700	1,563
Deferred tax liabilities:
Depreciation	80	80
Excess of fair value of assets acquired over cost	18	18

Total gross deferred tax liabilities	98	98

Attributable to operations	1,602	1,465
Unrealized (gain) loss on investments charged to other comprehensive income	1,766	4,316

Net deferred tax asset	$3,368	5,781

    The Company has net operating loss carryforwards for state income tax purposes of approximately $3,374,000, which expire beginning 2010 through 2020, that are available to offset future state taxable income of First Mariner Bancorp only. Management anticipates that it is more likely than not that the future operations of First Mariner Bancorp will not generate sufficient taxable income to realize the deferred tax asset in the amount of $156,000 relating to this state net operating loss.

F–24

(12) Other Expenses

    Other expenses are comprised of the following (in thousands) for the years ended December 31:

	2000	1999	1998
Service and maintenance	$915	649	418
Office supplies	391	345	255
Amortization of cost of intangible assets	—	—	210
Cost of ATM network	630	601	427
Printing	332	301	246
Corporate insurance	123	108	83
Other	3,168	2,383	2,156

	$5,559	4,387	3,795

(13) Dividends and Earnings Per Share

    As a depository institution whose deposits are insured by the Federal Deposit Insurance Corporation (FDIC), the Bank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC. The Bank currently is not in default under any of its obligations to the FDIC. As a commercial bank under the Maryland Financial Institution Law, the Bank may declare cash dividends from undivided profits or, with the prior approval of the Commissioner of Financial Regulation, out of surplus in excess of 100% of its required capital stock, and after providing for due or accrued expenses, losses, interest and taxes.

    The Company and the Bank, in declaring and paying dividends, are also limited insofar as minimum capital requirements authorities must be maintained. The Company and the Bank comply with such capital requirements.

    The Company's current ability to pay dividends is largely dependent upon the receipt of dividends from its banking subsidiary, the Bank. Both federal and state laws impose restrictions on the ability of the Bank to pay dividends. The FRB has issued a policy, which provides that, as a general matter, insured banks and bank holding companies may pay dividends only out of prior operating earnings. For a Maryland state-chartered bank or trust company, dividends may be paid out of undivided profits or, with the prior approval of the Commissioner, from surplus in excess of 100% of required capital stock, cash dividends may not be paid in excess of 90% of net earnings. See Note 14 for further information concerning dividend restrictions.

    Information relating to the calculations of earnings per common share is summarized as follows (dollars in thousands) for the years ended December 31:

	2000	1999	1998
Net income—basic and diluted	$640	$877	$1,123

Weighted-average shares outstanding	3,185,186	3,166,813	3,158,071
Dilutive securities—options and warrants	—	181,755	371,758

Adjusted weighted-average shares outstanding—dilutive	3,185,186	3,348,568	3,529,829

(14) Regulatory Matters

    The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that

F–25

involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    The Company and the Bank have agreed with the Federal Reserve Bank of Richmond, the FDIC, and the State Banking Commissioner to submit plans to improve earnings and maintain capital levels commensurate with the growth plans of the Company and the Bank. The Company will comply with the Federal Reserve Policy dated November 14, 1985 concerning the payment of cash dividends and will not incur additional debt at the holding company level without Federal Reserve approval. Management believes that these agreements do not restrict or impede the Bank's ability to conduct normal banking and business transactions. Management is committed to complying with the provisions of the agreement.

    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject. As of December 31, 2000 the Bank was "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes would change the Bank's category.

    Regulatory capital amounts (dollars in thousands) and ratios for the Company and the Bank as of December 31, 2000 and 1999, were:

			Minimum requirements for capital adequacy purposes		To be well capitalized under prompt corrective action provision
	Actual Amount
		Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2000
Total capital (to risk weighted assets):
Consolidated	$56,822	12.3%	36,879	8.0%	46,099	10.0%
The Bank	45,783	10.2%	35,812	8.0%	44,765	10.0%
Tier 1 capital (to risk weighted assets):
Consolidated	41,375	9.0%	18,439	4.0%	27,659	6.0%
The Bank	41,442	9.3%	17,906	4.0%	26,859	6.0%
Tier 1 capital (to average assets):
Consolidated	41,375	6.0%	27,402	4.0%	34,253	5.0%
The Bank	41,442	6.1%	27,109	4.0%	33,886	5.0%
As of December 31, 1999
Total capital (to risk weighted assets):
Consolidated	$53,494	14.6%	29,227	8.0%	36,534	10.0%
The Bank	43,451	12.1%	28,687	8.0%	35,859	10.0%
Tier 1 capital (to risk weighted risk):
Consolidated	38,296	10.5%	14,613	4.0%	21,920	6.0%
The Bank	40,129	11.2%	14,344	4.0%	21,515	6.0%
Tier 1 capital (to average assets):
Consolidated	38,296	6.4%	24,046	4.0%	30,057	5.0%
The Bank	40,129	6.6%	24,429	4.0%	30,537	5.0%

    The FDIC, through the Savings Association Insurance Fund (SAIF), insures deposits of accountholders up to $100,000. The Bank pays an annual premium to provide for this insurance. The Bank is a member of the Federal Home Loan Bank System and is required to maintain an investment in the stock of the FHLB equal to at least 1% of the unpaid principal balances of their residential

F–26

mortgage loans, .3% of their total assets or 5% of their outstanding advances from the bank, whichever is greater. Purchases and sales of stock are made directly with the bank at par value.

(15) Fair Value of Financial Instruments

    Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments as of December 31, 2000 and 1999.

    The carrying value and estimated fair value of financial instruments is summarized as follows (in thousands):

	2000		1999
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Assets:
Cash and interest-bearing deposits	$25,439	25,439	43,836	43,836
Investment securities	156,735	156,735	191,895	191,895
Loans held for sale	35,821	35,821	26,299	26,299
Loans receivable	429,998	433,814	326,206	331,067
Liabilities:
Deposit accounts	476,882	477,396	368,751	366,931
Borrowings	99,166	100,418	109,739	109,503
Repurchase agreements	48,399	48,398	77,185	77,209
Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely debentures of the company	21,450	16,673	21,450	20,808
Off balance sheet instruments:
Interest Rate Cap	106	4	—	—
Commitments to extend credit	—	—	—	—
Loans sold with recourse	—	—	—	—
Unused lines of credit	—	—	—	—

  (a) Cash and interest-bearing deposits

    The carrying amount for cash and interest-bearing deposits approximates fair value due to the short maturity of these instruments.

  (b) Investment Securities

    The fair value of investment securities is based on bid prices received from an external pricing service or bid quotations received from securities dealers.

  (c) Loans

    Loans were segmented into portfolios with similar financial characteristics. Loans were also segmented by type such as residential, multifamily and nonresidential, construction and land, second mortgage loans, commercial, and consumer. Each loan category was further segmented by fixed and adjustable rate interest terms and performing and nonperforming categories. The fair value of residential loans was calculated by discounting anticipated cash flows based on weighted-average contractual maturity, weighted-average coupon, and discount rate.

    The fair value for nonperforming loans was determined by reducing the carrying value of nonperforming loans by the Company's historical loss percentage for each specific loan category.

F–27

  (d) Deposits

    The fair value of deposits with no stated maturity, such as noninterest bearing deposits, interest bearing NOW accounts, money market and statement savings accounts, is deemed to be equal to the carrying amounts. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate for certificates of deposit was estimated using the rate currently offered for deposits of similar remaining maturities.

  (e) Borrowings and Repurchase Agreements

    Borrowings and repurchase agreements were segmented into categories with similar financial characteristics. Fair values were discounted using a cash flow approach based on market rates as of December 31, 2000.

  (f) Off-Balance Sheet Financial Instruments

    The Company's adjustable rate commitments to extend credit move with market rates and are not subject to interest rate risk. The rates and terms of the Company's fixed rate commitments to extend credit are competitive with others in the various markets in which the Company operates. It is impractical to assign fair values to these instruments.

    The disclosure of fair value amounts does not include the fair values of any intangibles, including core deposit intangibles. Core deposit intangibles represent the value attributable to total deposits based on an expected duration of customer relationships.

    The disclosure of fair value for interest rate caps is based on dealer quotations and is based on prices currently offered on interest rate caps with similar maturities and terms.

  (g) Limitations

    Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect estimates.

(16) Segment Information

    The Company is in the business of providing financial services, and operates in two business segments-commercial and consumer banking and mortgage banking. Commercial and consumer banking is conducted through the Bank and involves delivering a broad range of financial products and services, including lending and deposit taking, to individuals and commercial enterprises. Mortgage banking is conducted through First Mariner Mortgage Corporation, a subsidiary of the Bank, and involves originating residential single family mortgages for sale in the secondary market and to the Bank.

F–28

    The following table (in thousands) presents certain information regarding these business segments:

	2000		1999		1998
Total revenue:
Commercial and consumer banking	$25,322	(1)	$21,804	(1)	$15,420	(1)
Mortgage banking	5,369		4,498		2,761
Less related party transactions	748	(3)	1,387	(3)	564	(3)

	4,621	(2)	3,111	(2)	2,197	(2)

Consolidated revenue	$29,943		$24,915		$17,617

Income before income taxes
Commercial and consumer banking	$1,639	(1)	$2,749	(1)	$206	(1)
Mortgage banking	149		25		518
Less related party transactions	748	(3)	1,387	(3)	564	(3)

	(599	)(2)	(1,362	)(2)	(46	)(2)

Consolidated income before income taxes	$1,040		$1,387		$160

Identifiable assets
Commercial and consumer banking	$652,580		$600,872		$473,441
Mortgage banking	24,869		15,200		24,046

Consolidated total assets	$677,449		$616,072		$497,487

(1)
Includes net interest income of $20,838, $17,283 and $11,801 for 2000, 1999 and 1998 respectively.

(2)
Includes net interest income of $1,757, $368 and $221 for 2000, 1999 and 1998 respectively.

(3)
Management's policy for the mortgage banking segment is to recognize a gain for loans sold to the Bank at market prices determined on an individual loan basis.

(17) Comprehensive Income

    The Company's components of comprehensive income are as follows (in thousands) for the years ended December 31:

	2000	1999	1998
	(dollars in thousands)

Net income	$640	$877	$1,123

Other comprehensive income items:
Unrealized holding gains (losses) arising during the period (net of tax (benefit) of $2,452, $(2,978), and $335, respectively)	3,897	(7,164)	596
Less: reclassification adjustment for gains (net of taxes of $139, $93 and $266, respectively) included in net income	220	148	472

Total other comprehensive income (loss)	3,677	(7,312)	124

Total comprehensive income (loss)	$4,317	$(6,435)	$1,247

F–29

(18) Quarterly Results of Operations

    The following is a summary of unaudited quarterly results of operations:

	2000
(dollars in thousands, except per share data)	12/31	9/30	6/30	3/31
Three months ended:
Total interest income	$14,013	$13,446	$12,453	$11,466
Total interest expense	8,264	8,224	7,436	6,616

Net interest income	5,749	5,222	5,017	4,850

Provision for loan losses	425	300	300	80
Gain on sale of securities	119	116	115	9
Other operating income	2,645	2,255	2,220	1,626
Operating expenses	7,733	6,998	6,745	6,322

Income before taxes	355	295	307	83
Income tax expense	136	114	118	32

Net income	$219	$181	$189	$51

Net income per common share (Basic)	$0.07	$0.06	$0.06	$0.01
Net income per common share (Diluted)	0.07	0.06	0.06	0.01
	1999
(dollars in thousands, except per share data)	12/31	9/30	6/30	3/31
Three months ended:
Total interest income	$11,106	$10,510	$9,826	$9,031
Total interest expense	6,389	5,868	5,432	5,133

Net interest income	4,717	4,642	4,394	3,898

Provision for loan losses	130	205	230	220
Gain (loss) on sale of securities	39	118	86	(2)
Other operating income	1,953	1,943	1,632	1,495
Operating expenses	6,322	6,089	5,489	4,843

Income before taxes	257	409	393	328
Income tax expense	74	158	151	127

Net income	$183	$251	$242	$201

Net income per common share (Basic)	$0.06	$0.08	$0.08	$0.06
Net income per common share (Diluted)	0.06	0.07	0.07	0.06

F–30

(19) Financial Information of Parent Company

    The following is financial information of First Mariner Bancorp (parent company only):

Statements of Financial Condition

	December 31,
	2000	1999
	(in thousands)
Assets:
Interest bearing deposits	$4,156	2,254
Loans	3,150	4,810
Available-for-sale securities, at fair value	2,582	2,439
Investment in subsidiaries	38,376	32,342
Other assets	1,354	1,959

Total assets	$49,618	43,804

Liabilities and Stockholders' Equity:
Other liabilities	$319	491
Company-obligated manditorily redeemable preferred securities of subsidiary trust holding solely debentures of the Company	21,450	21,450
Stockholders' equity	27,849	21,863

Total liabilities and stockholders' equity	$49,618	43,804

Statements of Operations

	For the years ended December 31,
	2000	1999	1998
	(in thousands)
Income:
Interest income on investments and interest bearing deposits	$310	532	497
Interest income on loans	402	351	74
Gain on sale of securities	119	182	690
Other income	422	75	208

Total income	1,253	1,140	1,469

Expenses:
Interest expense	1,880	1,881	940
Salaries and employee benefits	—	486	837
Amortization of organizational expenses	—	—	12
Professional expenses	161	65	312
Other expenses	208	247	222

Total expenses	2,249	2,679	2,323

Loss before income tax benefit	(996)	(1,539)	(854)
Income tax benefit	(339)	(602)	(963)

(Loss) income before equity in undistributed net income of the subsidiaries	(657)	(937)	109
Equity in undistributed net income of subsidiaries	1,297	1,814	1,014

Net income	$640	877	1,123

F–31

Statements of Cash Flows

	For the years ended December 31,
	2000	1999	1998
	(in thousands)
Cash flows from operating activities:
(Loss) income before undistributed net income of subsidiaries	$(657)	(937)	109
Depreciation and amortization	—	—	12
Gain on sale of securities	(119)	(182)	(690)
Decrease (increase) in other assets	3,563	(5,621)	(2,467)
(Decrease) increase in other liabilities	(172)	(911)	833

Net cash provided by (used in) operating activities	2,615	(7,651)	(2,203)

Cash flows from investing activities:
Investment in subsidiaries	(4,737)	2,702	(13,927)
Loan repayments (disbursements), net	1,660	(1,850)	(2,960)
Purchase of available for sale securities	(76)	(1,478)	(8,050)
Sale of available for sale securities	771	1,838	7,131

Net cash (provided by) used in investing activities	(2,382)	1,212	(17,806)

Cash flows from financing activities:
Proceeds from stock issuance, net	1,732	—	275
Proceeds from trust preferred securities offering	—	—	21,450
Dividends paid	(63)	(190)	—

Net cash provided by (used in) financing activities	1,669	(190)	21,725

Net increase (decrease) in cash and cash equivalents	1,902	(6,629)	1,716
Cash and cash equivalents at beginning of year	2,254	8,883	7,167

Cash and cash equivalents at end of year	$4,156	2,254	8,883

F–32

1,500,000 Shares

Common Stock

PROSPECTUS

Ferris, Baker Watts
Incorporated

Advest, Inc.

      , 2001

PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

SEC registration fee	$4,021
NASD fee	2,100
Printing and engraving	70,000
Legal fees	105,000
Accounting fees	30,000
Transfer agent fee	3,500
Listing fees	17,250
Blue sky fees and expenses	5,000
Miscellaneous	88,129

Total	$325,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Maryland General Corporation Law permits a corporation to indemnify its present and former directors, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their services in those capacities, unless it is established that:

  (1)
  the act or omission of the director was material to the matter giving rise to such proceeding and

  (A)
  was committed in bad faith or

  (B)
  was the result of active and deliberate dishonesty;

  (2)
  the director actually received an improper personal benefit in money, property, or services; or

  (3)
  in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.

Maryland law permits a corporation to indemnify a present and former officer to the same extent as a director.

    In addition to the foregoing, a court of appropriate jurisdiction may under certain circumstances order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all of the relevant circumstances, whether or not the director or officer has met the standards of conduct set forth in the preceding paragraph or has been declared liable on the basis that a personal benefit improperly received in a proceeding charging improper personal benefit to the director or the officer. If the proceeding was an action by or in the right of the corporation or involved a determination that the director or officer received an improper personal benefit, however, no indemnification may be made if the individual is adjudged liable to the corporation, except to the extent of expenses approved by a court of appropriate jurisdiction.

    The Maryland General Corporation Law additionally permits a corporation to pay or reimburse, in advance of the final disposition of a proceeding, reasonable expenses incurred by a present or former director or officer made a party to the proceeding by reason of his service in that capacity, provided that the corporation shall have received

II–1

  (1)
  a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and

  (2)
  a written undertaking by or on behalf of the director to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

    The Company has provided for indemnification of directors, officers, employees and agents in Article Eleventh, Section 2 of its Articles of Incorporation, as amended and restated ("Articles"). This provision reads as follows:

      (2) To the maximum extent permitted by Maryland law, the Corporation shall indemnify its currently acting and its former directors against any and all liabilities and expenses incurred in connection with their services in such capacities, and shall indemnify its currently acting and its former officers to the full extent that indemnification shall be provided to directors, and may indemnify, to the same extent, persons who serve and have served, at its request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture or other enterprise. The Corporation shall advance expenses to its directors and officers and the other persons referred to above to the extent permitted by Maryland law. This indemnification of directors and officers shall also apply to directors and officers who are also employees, in their capacity as employees. The Board of Directors may by By-Law, resolution or agreement make further provision for indemnification of employees and agents to the extent permitted by Maryland law.

    As provided in Article Eleventh, Section 3 of the Articles, neither the repeal or amendment of Article Eleventh shall eliminate or reduce the protection afforded to any person under the foregoing Section 2 with respect to any act or omission that shall have occurred prior to such repeal or amendment.

    The Maryland General Corporation Law authorizes a Maryland corporation to limit by provision in its charter the liability of directors and officers to the corporation or to its stockholders for money damages except to the extent:

  (1)
  the director or officer actually receives an improper benefit or profit in money, property, or services, for the amount of the benefit or profit actually received, or

  (2)
  a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in the proceeding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

    The Company has limited the liability of its directors and officers for money damages in Article Eleventh, Section 1 of the Articles. This provision reads as follows:

      (1) Directors and officers of the Corporation shall not be liable to the Corporation or its stockholders for money damages. The purpose of this limitation of liability is to limit liability to the maximum extent that the liability of directors and officers of Maryland corporations is permitted to be limited by Maryland law. This limitation on liability shall apply to events which occurred during the term of office of any director or officer whether or not such director or officer is serving as such at the time of any proceeding in which liability is asserted commences.

    As provided in Article Eleventh, Section 3 of the Articles, neither the repeal or amendment of Article Eleventh shall eliminate or reduce the protection afforded to any person under the foregoing Section 3 with respect to any act or omission that shall have occurred prior to such repeal or amendment.

II–2

    As permitted under Section 2-418(k) of the Maryland General Corporation Law, the Company has purchased and maintains insurance on behalf of its directors and officers against any liability asserted against such directors and officers in their capacities as such, whether or not the Company would have the power to indemnify such persons under the provisions of Maryland law governing indemnification.

    Section 8(k) of the Federal Deposit Insurance Act (the "FDI Act") provides that the Federal Deposit Insurance Corporation (the "FDIC") may prohibit or limit, by regulation or order, payments by any insured depository institution or its holding company for the benefit of directors and officers of the insured depository institution, or others who are or were "institution-affiliated parties," as defined under the FDI Act, in order to pay or reimburse such person for any liability or legal expense sustained with regard to any administrative or civil enforcement action which results in a final order against the person. The FDIC has adopted regulations prohibiting, subject to certain exceptions, insured depository institutions, their subsidiaries and affiliated holding companies from indemnifying officers, directors or employees for any civil money penalty or judgment resulting from an administrative or civil enforcement action commenced by any federal banking agency, or for that portion of the costs sustained with regard to such an action that results in a final order or settlement that is adverse to the director, officer or employee.

ITEM 16. EXHIBITS

Exhibit No.	Description
1	Form of Underwriting Agreement between First Mariner Bancorp, Ferris, Baker Watts, Incorporated and Advest, Inc.
5	Opinion of Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC as to the legality of the securities to be issued (Filed as Exhibit 5 to Form S-2 dated August 17, 2001)
10.1
1996 Stock Option Plan of First Mariner Bancorp (Incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form SB-2, as amended, file no. 333-16011 (the "1996 Registration Statement"))
10.2	Employment Agreement dated May 1, 1995 between First Mariner Bancorp and First Mariner Bank and George H. Mantakos (Incorporated by reference to Exhibit 10.2 of the 1996 Registration Statement)
10.3	Lease Agreement dated March 1, 1996 between First Mariner Bank and Mars Super Markets, Inc. (Incorporated by reference to Exhibit 10.3 of the 1996 Registration Statement)
10.4
Lease Agreement dated November 1, 1997 between Edwin F. Hale, Sr. and First Mariner Bank (Incorporated by reference to Exhibit 10.4 of Pre-Effective Amendment Number 1 to Form S-1, file no. 333-53789-01)
10.5	1998 Stock Option Plan of First Mariner Bancorp (Incorporated by reference to Exhibit 10.5 of Pre-Effective Amendment Number 1 to Form S-1, file no. 333-53789-01)
10.6	Employee Stock Purchase Plan of First Mariner Bancorp (Incorporated by reference to Exhibit 10.6 of Pre-Effective Amendment Number 1 to Form S-1, file no. 333-53789-01)
10.7
Lease Agreement dated as of June 1, 1998 between Building #2, L.L.C. and First Mariner Bank (Incorporated by reference to Exhibit 10.7 of Pre-Effective Amendment Number 1 to Form S-1, file no. 333-53789-01)
23.1	Consent of Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC (included in its opinion in Exhibit 5)

II–3

23.2*	Consent of Stegman & Company
23.3*	Consent of KPMG LLP

*
Filed herewith.

ITEM 17. UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by its is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II–4

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland on October 4, 2001.

FIRST MARINER BANCORP
By:	/s/ EDWIN F. HALE, SR. Edwin F. Hale, Sr., Chairman of the Board and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 4, 2001.

/s/ EDWIN F. HALE, SR. Edwin F. Hale, Sr.	Chairman and Chief Executive Officer (Principal Executive Officer)	October 4, 2001
/s/ JOSEPH A. CICERO Joseph A. Cicero	Director and President	October 4, 2001
/s/ GEORGE H. MANTAKOS George H. Mantakos	Director	October 4, 2001
/s/ MARK A. KEIDEL Mark A. Keidel	Chief Financial Officer	October 4, 2001
* Barry B. Bondroff	Director	October 4, 2001
Edith B. Brown	Director	October 4, 2001
Rose M. Cernak	Director	October 4, 2001
Howard Friedman	Director	October 4, 2001

II–5

* Bruce H. Hoffman	Director	October 4, 2001
* Jay J. J. Matricciani	Director	October 4, 2001
James P. O'Conor, Jr.	Director	October 4, 2001
John J. Oliver, Jr.	Director	October 4, 2001
* Patricia Schmoke	Director	October 4, 2001
Hanan Y. Sibel	Director	October 4, 2001
* Leonard Stoler	Director	October 4, 2001
* Michael R. Watson	Director	October 4, 2001
*By:	/s/ EUGENE A. FRIEDMAN Eugene A. Friedman, Attorney-in-Fact	*Pursuant to Power of Attorney dated August 17, 2001

II–6

EXHIBIT INDEX

Exhibit No.	Description
1	Form of Underwriting Agreement between First Mariner Bancorp, Ferris, Baker Watts, Incorporated and Advest, Inc.
5	Opinion of Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC as to the legality of the securities to be issued. (Filed as Exhibit 5 to Form S-2 dated August 17, 2001)
10.1
1996 Stock Option Plan of First Mariner Bancorp (Incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form SB-2, as amended, file no. 333-16011 (the "1996 Registration Statement"))
10.2	Employment Agreement dated May 1, 1995 between First Mariner Bancorp and First Mariner Bank and George H. Mantakos (Incorporated by reference to Exhibit 10.2 of the 1996 Registration Statement)
10.3	Lease Agreement dated March 1, 1996 between First Mariner Bank and Mars Super Markets, Inc. (Incorporated by reference to Exhibit 10.3 of the 1996 Registration Statement)
10.4
Lease Agreement dated November 1, 1997 between Edwin F. Hale, Sr. and First Mariner Bank (Incorporated by reference to Exhibit 10.4 of Pre-Effective Amendment Number 1 to Form S-1, file no. 333-53789-01)
10.5	1998 Stock Option Plan of First Mariner Bancorp (Incorporated by reference to Exhibit 10.5 of Pre-Effective Amendment Number 1 to Form S-1, file no. 333-53789-01)
10.6	Employee Stock Purchase Plan of First Mariner Bancorp (Incorporated by reference to Exhibit 10.6 of Pre-Effective Amendment Number 1 to Form S-1, file no. 333-53789-01)
10.7
Lease Agreement dated as of June 1, 1998 between Building #2, L.L.C. and First Mariner Bank (Incorporated by reference to Exhibit 10.7 of Pre-Effective Amendment Number 1 to Form S-1, file no. 333-53789-01)
23.1	Consent of Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC (included in their opinion in Exhibit 5)
23.2*	Consent of Stegman & Company
23.3*	Consent of KPMG LLP

*
Filed herewith.

QuickLinks

SUMMARY
Our Company
Business Strategy
The Offering
Summary Consolidated Financial Data
RISK FACTORS
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
MARKET FOR COMMON STOCK
DIVIDEND POLICY
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
Six Months Ended June 30, 2001 and 2000
Years Ended December 31, 2000, 1999 and 1998
Capital Resources
BUSINESS
DESCRIPTION OF SECURITIES
SHARES ELIGIBLE FOR FUTURE SALE
SUPERVISION AND REGULATION
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU MAY FIND ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
First Mariner Bancorp and Subsidiaries Consolidated Statements of Financial Condition
First Mariner Bancorp and Subsidiaries Consolidated Statements of Operations (Unaudited)
First Mariner Bancorp and Subsidiaries Consolidated Statements of Cash Flows (Unaudited) For the six months ended June 30, 2001 and 2000
FIRST MARINER BANCORP AND SUBSIDIARIES Notes to Consolidated Financial Statements For The Six Months Ended June 30, 2001 and 2000 (Unaudited)
INDEPENDENT AUDITORS' REPORT
INDEPENDENT AUDITORS' REPORT
First Mariner Bancorp and Subsidiaries Consolidated Statements of Financial Condition
First Mariner Bancorp and Subsidiaries Consolidated Statements of Operations
First Mariner Bancorp and Subsidiaries Consolidated Statements of Changes in Stockholders' Equity For the Years Ended December 31, 2000, 1999 and 1998
First Mariner Bancorp and Subsidiaries Consolidated Statements of Cash Flows
FIRST MARINER BANCORP AND SUBSIDIARIES Notes to Consoldiated Financial Statements For The Years Ended December 31, 2000, 1999, and 1998
TABLE OF CONTENTS
PART II
  ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
  ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS
  ITEM 16. EXHIBITS
  ITEM 17. UNDERTAKINGS
SIGNATURES
EXHIBIT INDEX